
LEGION M PRESENTS

FANS UNITE FOR WILLIAM SHATNER DOCUMENTARY

From make-believe starship captain to a real-life rocketman, William Shatner has led one of the most unique and best-lived lives on the planet. And while the actor William Shatner may be recognizable around the globe, the man behind the masks is even more interesting than the iconic roles he's played.

Join Legion M and the acclaimed documentary team at Exhibit A Pictures (*Leap of Faith: William Friedkin on The Exorcist*, *Memory: The Origins of Alien*, *78/52: Hitchcock's Shower Scene*) in producing this fascinating look at one of the most illustrious actors of our time.



"Fans have been responsible for my career.
It only seems right that they should own this doc."

OWN A PIECE OF A LEGACY

Legion M has partnered with William Shatner and Exhibit A Pictures to create a once-in-a-lifetime opportunity to be a part of Bill's legacy. The *Untitled William Shatner Documentary* will be financed entirely by fans, who can invest to own a stake in the project and be listed in the credits of the film. These investors are not just providing the funds to produce the film -- they also own a share of any revenue the movie earns.

Terms have not yet been released, but you can sign-up below to make a non-binding reservation and get priority access once the details are announced.

RESERVE YOUR SPOT

Reservations are non-binding -- you can decide if you'd like to invest once the terms are released. Reservation holders will be the first to know once the offering opens, and will receive priority consideration if it sells out.

Name *

Email *

Phone Number (if you want a text alert)

Likely investment amount:

- ☐ $40+
- ☐ $100+
- ☐ $500+
- ☐ $1,000+
- ☐ $10,000+

Would you like to join Legion M (it's free)?

- ○ Yes Please!
- ○ No thank you.
- ○ No need -- I'm already part of Legion M!

Please confirm the following: *

☐ I understand that this reservation is non-binding and can be canceled at any time. I also understand that this reservation does not guarantee me the opportunity to invest, but will provide priority if the offering sells out.

SUBMIT

FAQ

Is this a kickstarter?

No. When you back a kickstarter project, you are donating in exchange for perks. In this case, you are investing in the project, and will own a share of revenues earned by the project.

What do I get for investing?
Terms are not available yet, but if you make a reservation you will be first on the list once they are announced (and will also have priority if the offering sells out).

What does the reservation mean?
Reservation holders will be the first to be alerted once the offering opens, and will be given priority consideration if it sells out. Reservations are non-binding -- there is no obligation if you change your mind.

Do I need to be a Legion M investor to invest in this project?
Nope! Fans around the world are invited to participate. Note that the SEC does place some restrictions on who can invest -- those will be made clear when the terms are announced.

What if I'm already an investor in Legion M?
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. If you are interested, you are welcome to invest directly in this project and be listed in the credits in the film and receive a return tied directly (and solely) to revenues generated by this film.

Who is Exhibit A Pictures?
Dedicated to the appreciation and preservation of our global cinematic and pop culture heritage, Exhibit A Pictures specializes in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time, including THE PEOPLE VS. GEORGE LUCAS (SXSW 2010), DOC OF THE DEAD (SXSW 2014), 78/52: HITCHCOCK'S SHOWER SCENE (Sundance 2017), MEMORY: THE ORIGINS OF ALIEN (Sundance 2019), LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST (Venice 2019, Sundance 2020) and LYNCH/OZ (Tribeca 2022).

SDCC Hall H Panel

Shatner On Shatner - Hall H (SDCC 2022)

Want more from SDCC? Watch the 40 minute cut of our Hall H panel here.



WHAT IS LEGION M?
Legion M is the first entertainment company built to be owned by FANS rather than corporate investors. By uniting fans and giving them a voice, we're opening the gates of Hollywood and building a company we believe has significant competitive advantage in one of the biggest industries on the planet.
After all, fans are the ones who buy the tickets, pay the subscriptions and fuel the industry. Individually, we are just consumers, but TOGETHER WE CAN SHAPE THE FUTURE OF HOLLYWOOD!
MAKE HISTORY WITH LEGION M!

BACK TO TOP

OWNED BY FANS

Terms and conditions

Privacy policy

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

IN ADDITION TO "TESTING THE WATERS" FOR THE WILLIAM SHATNER DOCUMENTARY OFFERING, LEGION M ALSO CURRENTLY HAS AN OFFERING OPEN AT STARTENGINE.COM. PLEASE READ THE OFFERING CIRCULAR AND RISKS RELATED TO THIS OFFERING BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).


PHOTO BY JASON SHOOK

LEGION M CELEBRATES WILLIAM SHATNER - SDCC 2022

DATE: THURSDAY, JULY 21, 2022
PLACE: THEATRE BOX SAN DIEGO
701 FIFTH AVE. SAN DIEGO, CA 92101

10:00 am: Handprint Ceremony
11:30 am: Autograph Session (Morning)
6:40 pm: Autograph Session (Evening)
8:00 pm: "An Evening With William Shatner"
Rooftop Afterparty

Join legendary actor William Shatner as Legion M celebrates his iconic career. Tickets for each event sold separately. Comic-Con badges not required to attend.



HANDPRINT CEREMONY (SINGLE TICKET):

10:00 am - 11:00 am

- Witness this rare honor as William Shatner imprints his iconic career at exclusive event with guest speakers.
- General admission and seating for ONE person.
- Legion M Investors - see email for your exclusive discount code.

Sold Out

INTIMATE EVENT WITH LIMITED CAPACITY


Autograph

AUTOGRAPH SESSION (MORNING TICKET):

11:30 am - 12:30 pm

- General admission and autograph signing for ONE person.
- One item limit (bring your own).
- Limited amount of portraits for autograph available on site.
- Optional Selfie Photograph (+$25).
- Legion M Investors - see email for your exclusive discount code.

Sold Out

Sold Out

LIMITED CAPACITY


Autograph

AUTOGRAPH SESSION (EVENING TICKET):

6:40 pm - 7:40 pm

- General admission and autograph signing for ONE person.
- One item limit (bring your own).
- Limited amount of portraits for autograph available on site.
- Optional Selfie Photograph (+$25).
- Legion M Investors - see email for your exclusive discount code.

Sold Out

Sold Out

LIMITED CAPACITY



"AN EVENING WITH WILLIAM SHATNER" ROOFTOP AFTERPARTY (SINGLE TICKET):

8:00 pm - 10:00 pm

- General admission for ONE person.
- Special performance from William Shatner.
- Epic rooftop party with stunning views of downtown San Diego.
- Legion M Investors - see email for your exclusive discount code.

Sold Out

INTIMATE EVENT WITH LIMITED CAPACITY



"AN EVENING WITH WILLIAM SHATNER" ROOFTOP AFTERPARTY + VIP MEET & GREET (SINGLE TICKET):

8:00 pm - 10:00 pm

- General admission for ONE person.
- VIP Meet and Greet With William Shatner (No Autographs Allowed, Photo ops OK).
- Special performance from William Shatner.
- Epic rooftop party with stunning views of downtown San Diego.
- Legion M Investors - see email for your exclusive discount code.
- Attendee must provide proof of Covid-19 vaccination (or a negative test result within 24 hours) upon entering event.

Sold Out

INTIMATE EVENT WITH LIMITED CAPACITY


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

Our currently untitled documentary is an up-close, intimate exploration of Shatner's personal journey over his nine decades on Earth. In true Legion M fashion, fans will have an opportunity to OWN a piece of it and share in any potential profits. Later this summer, we'll open up a round of fundraising to give fans the opportunity to invest directly in the film. While we cannot release the specific terms of investment yet, beginning today fans can sign up and make a non-binding, no-obligation reservation on the **documentary homepage**. Those on the list will be the first to know when the round opens and will be given priority if the round sells out.

RESERVE YOUR SPOT

THEATRE BOX SAN DIEGO

LEGION M

QUICK LINKS

Legion M Shop Account

Exchanges or Refunds

Shipping Policy

Privacy Policy

Terms & Conditions

FAQ

Licensing & Wholesale

JOIN LEGION M

CONTACT US

Email us: orders@legionm.com

Ph: 833-534-4666

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

LEGION M

DEFINITIVE WILLIAM SHATNER DOCUMENTARY IN THE WORKS FROM LEGION M AND EXHIBIT A PICTURES

Fans to Have an Unprecedented Opportunity to Participate in Feature Film About the Life of the Celebrated Icon with Footage to Debut During Hall H panel at San Diego Comic-Con

San Francisco, CA - June 30, 2022 - Today Legion M and Exhibit A Pictures are announcing a new documentary directed by Alexandre O. Philippe, in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

In truly unique fashion, Legion M, the world's first fan-owned entertainment company, is allowing fans to invest directly in the project. Unlike a Kickstarter or IndieGogo campaign, these investors are doing more than just providing the funds to produce the film -- they also own a share of any potential profits the documentary earns. Investment terms have not been released yet, but beginning today fans can sign up to make a non-binding, no-obligation reservation HERE. Reservation holders will be the first to know when the offering opens, and will be given priority if it sells out.

The producers will be providing an early look at some of the footage on pop culture's biggest stage later this month during a Hall H panel at San Diego Comic-Con featuring William Shatner and moderated by actor/director/comedian Kevin Smith ("Jay and Silent Bob" franchise, "Clerks" franchise)

At 91 years old, William Shatner is an iconic actor, artist, and astronaut(!) best known for his legendary role in "Star Trek" as Captain Kirk that spanned nearly 30 years across film and television, as well as the titular character in "T.J. Hooker" and the television series, "Boston Legal."

Said Bill Shatner: "For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn't feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career -- it only seems right that they should own this doc."

Legion M is the first entertainment company designed from the ground up to be owned by fans. With more than 35,000 shareholders, the company has had a hand in developing, producing, and/or releasing nearly a dozen projects over the last 6 years, including COLOSSAL (starring Anne Hathaway, Jason Sudeikis), MANDY (starring Nicolas Cage), ARCHENEMY(starring Joe Manganiello) and recently wrapped production on the film NANDOR FODOR AND THE TALKING MONGOOSE (starring Simon Pegg, Minnie Driver and Christopher Lloyd).

Said Legion M co-founders Paul Scanlan and Jeff Annison in a joint statement: "From make-believe starship captain to a real-life rocketman, William Shatner has led one of the most unique and best-lived

lives on the planet. While we all know him from his iconic roles, the REAL William Shatner is even more interesting. We're thrilled to be working with Alexandre and the top-notch team at Exhibit A, and excited to give fans around the world an opportunity to be a part of Bill's legacy."

Dedicated to the appreciation and preservation of our global cinematic and pop culture heritage, Exhibit A Pictures specializes in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time. Alexandre O. Philippe, Kerry Deignan Roy and Robert Muratore are original founding partners of the US-based documentary film company, which first came together for the pop-culture breakout THE PEOPLE VS. GEORGE LUCAS (SXSW 2010). Since that time, the team has produced eight features, including DOC OF THE DEAD (SXSW 2014), 78/52: HITCHCOCK'S SHOWER SCENE (Sundance 2017), MEMORY: THE ORIGINS OF ALIEN (Sundance 2019), LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST (Venice 2019, Sundance 2020) and LYNCH/OZ (Tribeca 2022).

Said director Alexandre O. Philippe: "I grew up watching Bill Shatner on a black-and-white television in Switzerland. My first memories of him are from Columbo and The Twilight Zone. He is a modern Renaissance man. Ubiquitous. Unavoidable. His range as an actor (Roger Corman's The Intruder, anyone..?) is as staggering as the depth of his wisdom and curiosity; and I couldn't be more excited by this opportunity to craft an up close and personal portrait of a man who fascinates me, through some of the important themes he openly tackles in his most vulnerable autobiographical songs. This intimate film will illuminate little-known and rarely seen aspects of Bill's career and philosophy, and also re-examine some of his most iconic roles and cultural moments through a brand-new lens."

Alexandre O. Philippe and Exhibit A Pictures are managed by Peter Van Steemburg of XYZ Films.

For more information, or to make a non-binding reservation, please go to https://join.legionm.com/william-shatner-documentary/

To guarantee compliance with securities laws, please include the following SEC legends:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED WITH THE SEC AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF FILING.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

MEDIA ALERT MEDIA ALERT*** MEDIA ALERT***

LEGION M TO UNITE CAPTAIN KIRKS AT SAN DIEGO COMIC-CON FOR EXCLUSIVE WILLIAM SHATNER HANDPRINT CEREMONY

“This is an experience with fans that I’ll never forget.”
- William Shatner

WHAT: In a special San Diego Comic-Con only event, join legendary actor William Shatner as Legion M celebrates his career and immortalizes an icon with a handprint ceremony in the lobby of Theatre Box San Diego. Tickets for the general public are available for purchase HERE. Unfortunately, no interviews. ****Limited space available. No badge required.*

WHO:
William Shatner - the original Captain Kirk
Paul Wesley - 2022’s Captain Kirk, as seen in Paramount+’s “Star Trek: Strange New Worlds”
Leonard Maltin - celebrated film critic
Stephen Kramer Glickman - actor, comedian, host of The Night Time Show podcast and MC of the handprint ceremony

WHEN:
Thursday, July 21
PRESS CHECK-IN: 9:30 a.m.
CEREMONY START: 10 a.m.
CEREMONY END: 11 a.m.

WHERE:
Theatre Box
701 Fifth Avenue, San Diego, CA, 92101

ABOUT: In anticipation of the *Untitled William Shatner Documentary* where fans can invest HERE to own a stake in the project and a share of any revenue the movie earns, the handprint ceremony will commemorate the illustrious journey of William Shatner with special guests including:

- A generational gathering of two Kirks with **Paul Wesley** (“Star Trek: Strange New Worlds,” “The Vampire Diaries”) on hand as the torch is passed to a new era in an exclusive encounter between the two Captain’s.

- Legendary film critic **Leonard Maltin** will remark on the storied career of William Shatner from “Star Trek" to beat poet to a real-life space explorer. Hear stories you won’t find anywhere else as he chronicles the decades spanning friendship between the two entertainment giants.

Gmail

Insider #49 - Our New William Shatner Documentary, Our First Hall H Panel, & Major News About San Diego Comic-Con

2 messages

Legion M <team@legionm.com> Wed, Jul 6, 2022 at 2:00 PM
Reply-To: Legion M <team@legionm.com>


LEGION
INSIDER
ISSUE #49

According to People, the film Independence Day *(1996) had to be completed very quickly in order to beat another alien film to the box office –* Mars Attacks *(1996). The script was written in only* ***three weeks*** *by Roland Emmerich & Dean Devlin (yup, our advisory board member) and principal photography only took 72 days. Absolutely unbelievable considering the scope of the project.*

Legion M Lights Up San Diego Comic-Con

A Full Day of William Shatner

Are you going to San Diego Comic-Con 2022? Or simply in the neighborhood? Join us **Thursday, July 21** for a multitude of incredible events dedicated to our advisor William Shatner in celebration of his iconic career. All events to take place at Theatre Box San Diego, (701 Fifth Ave). **Tickets for all events sold separately.**


WILLIAM SHATNER SDCC EVENTS
JULY 21, 2022

10:00-11:00am: Handprint Ceremony
Stephen Kramer Glickman hosts this intimate gathering of industry professionals to honor the life and career of William Shatner. Special guests Leonard Maltin and others to speak. All ticket holders receive a commemorative poster signed by William Shatner.

11:30a-12:30 pm: Autograph Session & Photo Op (Morning)

6:40-7:40 pm: Autograph Session & Photo Op (Evening)

8:00-10:00 pm: "An Evening With William Shatner"
Ready for an epic rooftop afterparty overlooking the San Diego skyline? Party down with William Shatner and Legion M. We'll have themed cocktails, free swag, free drinks and a special live musical performance by the guest of honor himself. VIP ticket holders will attend a meet-and-greet with Bill during the evening!

Join us at a Shatner Event

San Diego Comic-Con Panels Announced
It's official: Legion M has booked our first Hall H panel in company history. Hall H is the biggest stage at SDCC (6,500 seats!) where studios and networks make their biggest film/tv announcements. We also have an unheard of FOUR major panels at Comic-Con. We're not trying to brag but this is… kind of a big deal.

Let Us Know If You're Going To SDCC!


SHATNER
ON SHATNER
HALL H

Shatner On Shatner (Hall H)
Kevin Smith will host the one and only William Shatner for Legion M's SHATNER ON SHATNER, where the two will discuss Bill's illustrious career, upcoming projects, and — his new deep-dive documentary from Legion M & Exhibit A Pictures by acclaimed pop culture documentarian Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*). What's more, Legion M will make it possible for our community to invest directly in the documentary if they so choose. Terms for investment have not yet been released, but you can **sign-up to make a non-binding reservation** and get priority access once they are.

"For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn't feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career — it only seems right that they should own this doc."
- William Shatner




SIMON PEGG IS NANDOR FODOR, PARANORMAL INVESTIGATOR
BALLROOM 20

Simon Pegg is Nandor Fodor, Paranormal Investigator, (Ballroom 20)
Featuring Christopher Lloyd (*Back to the Future*), Ruth Connell ("Supernatural"), director Adam Sigal (*Chariot*), producer Sasha Yelaun, and associate producer Clare King – with special video messages from stars Simon Pegg (*Mission Impossible*) and Minnie Driver (*Good Will Hunting*).


LEGION M: HOW FANS ARE DISRUPTING HOLLYWOOD BY EQUITY CROWDFUNDING
ROOM TBD

Legion M: How Fans Are Disrupting Hollywood By Equity Crowdfunding, (Room TBA)
Featuring *Defiant: The True Story of Captain Robert Smalls* producer Marvin ‘Krondon’ Jones ("Black Lightning"), and Legion M Executives Jeff Annison, Terri Lubaroff, and David Baxter.


DARKNIGHTS AND DAYDREAMS: FROM BATMAN TO BROADWAY
ROOM TBD

Darknights and Daydreams: From Batman to Broadway, (Room TBA)
Hear from producer Michael Uslan (Creator/Originator of the *Batman* Movie Franchise) about our Broadway hopeful based on his memoir *The Boy Who Loved Batman*.


COMIC BOOK LAW
FEAT. TERRI LUBAROFF, LEGION M COO & HEAD OF CONTENT

We'd also like to shout out a special bonus panel, ***Comic Book Law (Room TBA)***, on which our very own COO and Head of Content, Terri Lubaroff, will be a featured panelist.

If you plan to attend SDCC 2022, we hope you come check out these awesome panels. For our larger panels, we have **limited reserved seating** near the front of the room on a first come, first serve basis for Legion M Investors – so drop by our **Legion M Booth #3917** on the convention floor to add your name to the list.

Rewatch The Round 8 Worldwide Toast

On Thursday, June 23, we raised a glass to the success of Round 8, the most funded (and fastest to sell out) round in Legion M history. We also shared some exclusive behind-the-scenes photos from *Nandor Fodor & The Talking Mongoose*, played special messages from Nandor director Adam Sigal and *Mary's Monster* director Farren Blackburn, and discussed the status of many of our projects in development. **Watch the full recording here.**


Legion M's Round 8
Worldwide
Toast
Now Available
For Rewatch.

Development Diaries

The Man In The White Van

One of the best benefits to being a **Legion M Elite Scout** is participating in focus groups to review early cuts of films like *The Man In The White Van*. Thank you to the Elite Scouts who reviewed the film and sent us your feedback. We're finishing up our final cut of the film in post-production now, and your ideas were super helpful!


Based on true events.
THE MAN IN THE
WHITE VAN
If the engine's running...
you should be too.

Defiant

We've identified a potentially interesting path toward packaging and producing this film... and hope to create some underlying IP while we're at it. We can't say more now, but are working on a deal we hope to close quickly!



Tales Of The Moonlight Cutter
We're looking forward to hearing the take for this animated series pitch, which should come in from our writer Jeff Yang shortly. Then we will start some art development from the amazing folks at Powerhouse Animation (*Castlevania*) in preparation for our pitches.


Tales of the
Moonlight
Cutter
月光斬

Airship Cowboys (Worldwide Task Force)
We've completely redeveloped this concept and it's now called *Worldwide Task Force* (WTF — yes, you read that right!). We're working on the animation style of the series and will commission art soon.


W.T.F.

In The News

MovieMaker

Legion M Is Letting Fans Become Micro-Financiers With William Shatner Documentary

COLLIDER

William Shatner Documentary in the Works from Legion M

DEADLINE

William Shatner Doc In Works From Legion M, Exhibit A Pictures

THE WRAP

William Shatner Documentary in the Works and Headed to Comic-Con

---

Investor Spotlight

This week we're highlighting Legion M Investor **Trey McGriff**!



Hometown: Jackson, MS

Why do you love Legion M?

Legion M brings movie fans together and allows us to see what's really behind the curtain!

What's your all time favorite movie or TV show?

American Werewolf in London (This film scared the pants off me when I viewed it the first time around 6th grade).

Favorite movie quote to live by?

"All I need are some tasty waves, a cool buzz, and I'm fine" - Jeff Spicoli / *Fast Times at Ridgemont High*

What is it about movies that inspires you?

I love how many humans work together to create a mind-boggling journey for other's to enjoy. Movies help you forget about your own life and world for a little while!

What is your profession/bio?

Songwriter for Film/TV, Actor, Filmmaker, Graphic Designer, Marketing Director and Video Editor. My record label is Whiskey Child Records.

Learn more about Trey at:

https://www.whiskeychild.com

and https://www.imdb.me/treymcgriff

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Insider #50: Comic-Con Wrap Report, Film Scout, & Updates

2 messages

Legion M <team@legionm.com>
Reply-To: Legion M <team@legionm.com>
Wed, Aug 3, 2022 at 2:03 PM


LEGION INSIDER
ISSUE #50

Legion M's Jeff Annison & David Baxter joined William Shatner, Kevin Smith, filmmakers Alexandre O. Philippe & Kerry Deignan Roy in Comic-Con's largest arena (Hall H) to show a sneak peek at a documentary "sketch" from the forthcoming Untitled William Shatner Documentary – one that will be owned by fans.

Hi Michelle,

No doubt you've been inundated with information about Legion M's benchmark time at San Diego Comic-Con two weeks ago. For those who have been following along, our small company had some amazing achievements in the few days we spent at SDCC, pop-culture's largest convention. While we're going to keep this wrap report brief, Legion M investor MeriJewel Burr-Goss wrote a kickass account of her time at SDCC. To read her account of Legion M's time at con through the eyes of an investor, check out the blog here.

Comic-Con Wrap Report

William Shatner Takes Over Comic-Con

We spent the day with our advisor William Shatner, and it was awesome. Bill flew down from LA in a helicopter and joined a room full of press and fans for the first of the day's events: a handprint ceremony in his honor. MC Stephen Glickman, film critic Leonard Maltin, and Paul Wesely of *Star Trek: Strange New Worlds* were in attendance. From there, Bill participated in 2 autograph sessions, made a surprise appearance at Kevin Smith's Hall H *Masters of the Universe* panel, held interviews with the press, retook the stage for Legion M's own Hall H Panel, and then met with fans at his rooftop afterparty before taking the stage to perform his spoken-word track "I Want To Be A Tree." Can you believe the man is 91?


LEGION

Panels! Panels! Panels!

Legion M was granted an astounding FOUR PANELS at SDCC this year, including two in the largest rooms at Comic-Con: Hall H & Ballroom 20. Our Hall H panel, moderated by Kevin Smith, featured William Shatner and executives from Legion M and Exhibit A, and a sneak peak at the upcoming Untitled William Shatner Documentary. During the panel, Kevin Smith surprised the audience with a question: Could the fans in the audience be in the documentary? Director Alexandre O. Philippe agreed– and it happened! The documentary crew from Exhibit A was there to capture the thousands of cheering fans.

Our Ballroom 20 Panel, featuring the cast and creators of *Nandor Fodor & The*

Talking Mongoose, included surprise messages from Simon Pegg, as well a sneak peek behind the scenes of the film AND a first look at a rough teaser.


ENTER
GEF IS A HOAX
GEF IS A HOAX
I BELIEVE In GEF
I BELIEVE In GEF

Finally, we wrapped up con with two panels in Room 6DE. Our first panel, *Legion M: How Fans Are Disrupting Hollywood By Equity Crowdfunding,* showcased a host of exciting new content from a number of our current projects, including a sneak peek at a teaser for *The Man In The White Van*. The panel featured special guests like producer Richard Silverman (*Legion of Comedy*), Producer Marvin Jones (*Defiant*), screenwriter Rob Edwards (*The Princess And The Frog)*, showrunner Aaron Waltke (*Ghosts of Manhattan)* and Producer/Director Boman Modine (*Ghosts of Manhattan*). We also announced some exciting new additions to two of our projects in development – info we'll be able to share with the larger community soon.

Our final panel moderated by Gary Miereanu, *Darknights and Daydreams: From Batman to Broadway* featured *The Boy Who Loved Batman* himself, creator and originator of the Batman movie franchise, Michael Uslan, along with Nederlander Worldwide's Don Frantz and Legion M's David Baxter.


100 YEARS OF STAN LEE!
EXCLUSIVE CENTENNIAL STAN LEE MERCHANDISE
EXCELSIOR!
100 YEARS
SOLD OUT!
SOLD OUT!
SOLD OUT!
SOLD OUT!
SOLD OUT!

Legion M Pays Tribute to Stan Lee At Our First SDCC Booth
Legion M was asked to kickoff a months-long celebration of Stan Lee leading up to his 100th birthday in December. Each day of SDCC, Legion M dropped a new exclusive tee featuring Stan which was available for that day only. It was a great way to make our SDCC convention floor debut! Thanks to everyone who dropped by our booth, it was wonderful to speak to you in person.

Development Diaries



ISA — Table Read My Screenplay

Remember the ISA's "Table Read My Screenplay" competition that Legion M partnered on? Well, it's finally time for Legion M's community to participate! In addition to offering some cool Legion M prizes, ISA identified the top 16 projects that will compete in the Legion M Film Scout app. Soon, anyone with a Film Scout account can log in and rate the top projects based on their title and logline. The four scripts whose loglines rate highest in Film Scout will be read by the Legion M development team, and one will earn an hour-long meeting with the Legion M staff – so your vote really counts! Keep an eye out for the official launch around the third week of August.


TABLE
READ
MY SCREEN
PLAY
SCREENPLAY COMPETITION
Summer 2022

Ghosts of Manhattan

If you haven't had a chance to read any of the books in George Mann's excellent *Ghosts of Manhattan* series, now is the time! We've re-upped our option on the project and are working hand-in-hand with our writing, animation and producing partners in redeveloping the IP as an animated feature film (we first pitched this as an animated television series). In addition to identifying some potential development fund resources, we're also starting to attach voice talent with an eye on setting up the project for production within the next 18 months. We're also discussing putting together a proof of concept sizzle for the animation and identifying the right partners and methodologies for this unique project.


"[A] fast, furious, ultra-entertaining read"
FANTASY BOOK CRITIC
GHOSTS of MANHATTAN
GEORGE MANN

Tales Of The Moonlight Cutter

We've been hard at work packaging this project and are happy to report that our Showrunner Jeff Yang has turned in an amazing treatment for the series. Our partners are currently reading the treatment and will deliver any notes they have in the next couple of weeks. We're also starting to work on the animation assets for our pitch and we are generally super


Tales of the
Moonlight
月光斬
Cutter

pleased with the series' direction. We hope to go out with this project to buyers this fall.

News From Around The Legion

Round 8 Investor Tees Are Here

If you invested in Round 8, you will have received an email with a code to claim your free t-shirt earlier this week. Feel free to reach out to orders@legionm.com if you have any questions or trouble redeeming your t-shirt.



***Bad Samaritan* on ElectricNOW app**

Great news from Dean Devlin... One bad night. One Bad Decision. Can Haunt you forever. Watch the broadcast premiere of *Bad Samaritan* on Friday, Aug 5th on ElectricNOW! **Click here to download the app.**


ELECTRIC
now

***Calculated* on Kindle**

If you haven't read Calculated yet, now's your chance to get it for only $0.99 on **Kindle**. (Offer ends soon, so don't wait!) And if you love Nova McBee's series as much as we do, you can invest in the sequels right now over on **Wefunder**.


CALCULATED
Destiny doesn't always add up
NOVA McBEE

Cash Is King Webinar with Mr. Wonderful

Catch Legion M President Jeff Annison on StartEngine's recent webinar (along with Shark Tank's Kevin O'Leary & StartEngine CEO Howard Marks) about the state of private capital markets today and what founders should do to prepare for volatility. **Watch here**.


Cash is King
A webinar with Kevin O'Leary and Howard Marks to discuss the state of fundraising for startups. What's happening today will decide which startups will win and which will lose. Q&A to follow.
KEVIN O'LEARY
Venture Capitalist, StartEngine Strategic Advisor & Spokesperson
HOWARD MARKS
StartEngine CEO & Co-Founder
JEFF ANNISON
Legion M President
$15.5M+ Crowdfunding

In The Press

William Shatner looks back on 'the terror' of attending his first fan convention

William Shatner Reveals 'Definitive' Documentary With Fan-Funded Legion M

Shatner Sounds Off on 'Star Wars,' Latest 'Star Trek' Shows During Lively Comic-Con Appearance

William Shatner, Kevin Smith And Legion M On The Nine-Decade Trek To A Bio-Documentary – Comic-Con

Fans get in on the action at Comic-Con

Legion M Launching San Diego Comic-Con Exclusive Collection Celebrating Stan Lee

---

Investor Spotlight

This week we're highlighting Legion M Investor **Eric Schaefer**!



Hometown: Huntington, NY
Why do you love Legion M?
I love Legion M because the fans get a choice in the movies to develop instead of big money corporations who think they know what we want when they really don't.
What's your all time favorite movie or TV show?
Back to the Future Trilogy / *Supernatural* and *Scrubs*
Favorite movie quote to live by?
Scrubs "Anything in life worth having never comes easy!"

What is it about movies that inspires you?
Movies allow we to experience things that don't happen in real life. It is a way to live differently through the characters we love.
What is your profession/bio?
6th Grade Science Teacher
Learn more about Eric at:
https://www.imdb.com/name/nm1107096

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Insider #52

2 messages

Legion M <team@legionm.com> Sun, Sep 25, 2022 at 12:31 PM
Reply-To: Legion M <team@legionm.com>


LEGION
INSIDER
ISSUE #52

In a world of CGI there's something totally magical about practical effects. Imagine saying to a producer-- "I need a budget for giant bees" and that producer saying "well, of course!" (Behind the Scenes on Honey, I Shrunk The Kids).

News From Around The Legion



Round 9 - Coming Soon
Several weeks ago we reached out to our investors with a survey about the proposed terms for our upcoming Round 9. These include potential perks such as a free movie ticket with every Round 9 investment, upgraded bonus shares, and the lowest minimum investment in StartEngine's history (less than $40) to make Legion M even more accessible to ALL investors. While the launch date for Round 9 is TBD, you can **make a non-binding reservation today** if you'd like to reserve your spot and be first on the list once final terms are announced.

My Dead Friend Zoe


MY DEAD
FRIEND ZOE

Legion M is honored to partner with ReCre8 Entertainment and director Kyle Hausmann-Stokes on the feature film *My Dead Friend Zoe*. Kyle Hausmann-Stokes is a veteran of the war in Afghanistan and an accomplished commercial director who has produced numerous PSAs and other works for various branches of the military. We hope you'll take a few minutes to watch his **video message** about his career and pitch for *MDFZ* — we believe you'll agree that his take on the modern veteran story is both powerful and something unseen so far in Hollywood.


BOB WOODRUFF FOUNDATION
EVERYTOWN
THE MISSION CONTINUES
GOT YOUR 6

Legion M investors were given a chance to attend a screening of Merit & Zoe *(the acclaimed short film upon which this feature film is based) in Washington, DC last week!*

ISA & Film Scout


ISA

The results for our latest Film Scout program are in! Legion M's development team will read 4 of the top 16 screenplays from ISA's "Table Read My Screenplay 2022" Competition, chosen by our Legion of Film Scouts. With more than 15,000 votes on the Legion M Film Scout app, our

community has selected the following scripts:

LIFECLOCK, by Scott Nabat
PLAGUE WALKERS, by Heather Wilk
BLOOD AND DREAMS, by Suzanne Griffin
I'M A PRISONER IN AN ALIEN ZOO, by Adam Kaiser

Fantastic Fest & Film Scout


ALAMO DRAFTHOUSE
FANTASTIC
20
FEST
22

Legion M launches Film Scout as an Official Partner of Fantastic Fest 2022! Fantastic Fest is one of our favorite festivals, and we're thrilled to not only be the official online portal for their 2022 merch, but to be able to offer **Epic Prizes And Eternal Glory** to those courageous Film Scouts who would dare to test their mettle in open gladiatorial combat… In other words: rate and rank their favorite films of the fest. **Download Film Scout Now!**

Development Diaries



William Shatner Documentary
The William Shatner documentary is proceeding according to schedule. Director Alexandre O. Philippe has completed his "paper cut" of the film, which he makes by sifting through transcripts of all the footage we've recorded and laying out the sequence of segments to create a rough "script" for the film. From there, the editors lay in footage to create a rough cut, while Alexandre and his team scour history for external footage (e.g. clips of old movies, tv shows, news broadcasts, etc) that will be used to accentuate the storytelling. We're currently on track for a complete cut of the film by the end of the year, and hope to premier sometime in the first half of 2023 (keeping in mind that movie-making is a crazy, crazy, crazy business, and all dates are subject to change).

We're still on track to finance this film directly from fans that want to own a direct stake in this project that with profit sharing from the film. We haven't announced final terms yet, but you can **make a reservation here** to be first on the list and receive priority treatment if the offering sells out.


Based on true events.
THE MAN IN THE
WHITE VAN
If the engine's running...
you should be too.

The Man In White Van
There is a LOT going on behind the scenes and here is the latest! We are refining a new cut of the film with our fantastic editor Billy Gaggins and director Warren Skeels, where we worked to tighten the narrative and amp up the thriller elements to solidify our tone. We've been listening to lots of film scores to find comp music to share with our composer, and we're about to share this new cut with our financier's team to get their final notes. We have interest from a couple of buyers, and we're pushing hard to lock this cut so we can move into sound and color and start sales in earnest. We signed an agreement with a wonderful charity that we'll be supporting via a social impact campaign to be announced in the future. The importance of that partnership is illustrated by the fact

that one of serial killer Billy Mansfield's "Jane Doe" victims was just positively identified in July. **Read that article here.**

Ghosts Of Manhattan


GHOSTS
of
MANHATTAN
GEORGE MANN

In the last newsletter, we mentioned that we're developing this amazing book series as an animated feature film, and that we were looking to do a proof of concept. On that front, we've had two meetings in the last week. One is an animation house that does really interesting work that would dovetail very nicely with our "coalpunk neo-noir" vibe. The other is a potential technology and financing partner. The former looks like it's on board and the latter is interested pending a review of all of our material. More to come as this project has become very active.

Investor Spotlight

This week we're highlighting Legion M Investor **Marlisa VanKemseke**.



Hometown: Shawnee, KS

Why do you love Legion M?

Because they decided this antiquated system needed an update. They decided to take on this industry that seemed exclusive. They wanted the fans that actually fund this industry to be more involved. Something that fans have wanted from the beginning.

What's your all time favorite movie or TV show?

The Thin Man series.

Favorite movie quote to live by?

"May the force be with you."

What is it about movies that inspires you?

There is more to our lives than our little area.

What is your profession/bio?

20+ years in the non-profit sector and wore lots of hats.

Learn more about Marlisa at:

https://www.linkedin.com/in/marlisavankemseke/

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Insider #56: Michelle Proposed terms for Shatner documentary

2 messages

Legion M <team@legionm.com> Fri, Nov 18, 2022 at 12:09 PM
Reply-To: Legion M <team@legionm.com>


2022 EQUITY CROWDFUNDING AWARDS
HIGHLIGHTING EXCELLENCE AND INNOVATION IN COMPANIES DRIVING THE INDUSTRY FORWARD.
Congratulations to
JEFF ANNISON &
PAUL SCANLAN
"Founders Of The Year"
Award Winners
LEGION M SIDER
ISSUE #56

We Won An Award! *Congratulations to our fearless co-founders Paul Scanlan & Jeff Annison who won "Founders of the Year" at the Kingscrowd Equity Crowdfunding Awards in LA this past week. You might say the power has gone to their heads, as we've heard about this dang award at the start of every meeting for 7 straight days now. They won't stop talking about how shiny it is. We've all been asked to start calling the award "Craig" and treat it like a member of the staff. To be honest, this award has shaken the company to its very core, leaving many of us wondering if we can continue under these nightmarish working conditions. Craig is really not that shiny.*

News From Around The Legion


EVERYTOWN
FOR GUN SAFETY | SUPPORT FUND
THE MISSION CONTINUES
BOB WOODRUFF FOUNDATION

A Message From Bret Farritor, Veteran & Legion M Ambassador

Last Friday was Veterans Day, and we were honored to receive a letter from

one of our Legion M Ambassadors, Bret Farritor. Bret is a veteran in the Legion M community who attended the DC premiere of MERITxZOE, the short film by Iraq war veteran Kyle Hausmann-Stokes (which Legion M is developing into a feature film entitled ***My Dead Friend Zoe***). MERITxZOE tells the story of Kyle's personal journey with PTSD following his time in the armed forces. Bret traveled more than 6 hours from his home in upstate New York to attend the premiere with his father in Washington D.C., and he chronicled his experience in a letter to the Legion. It's a moving and inspiring piece and we're proud to share it with you. **Read about Bret's experience here.**


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

Proposed Investment Terms For William Shatner Documentary

We're getting close to finalizing the terms of the offering that will allow fans to invest in the William Shatner documentary. As a project financed via equity crowdfunding, this film will be truly OWNED BY FANS, with terms that enable you to fill the role of micro-financier and receive a return based on how well it does. Before we lock them in, **we want to give you a chance to look everything over** and provide us with your feedback. Interested in being a part of this awesome opportunity? If you haven't already, you can sign up to make a non-binding reservation to invest in the documentary **here**.


ROUND 9 IS NOW OPEN!
verified
by crowdcheck

Round 9 Investment Update
Round 9 is open and StartEngine is in the process of completing our first close, allowing us to bring our first batch of Round 9 shareholders into the company. For those that are new, **Welcome To The Legion!** For returning investors, **Thank You again for your vote of confidence** — it means a lot when those who know us best decide to double down.

Unfortunately, while going through the closing process, some investors had their investments cancelled by StartEngine. If your investment was cancelled, somebody from the StartEngine team should be reaching out shortly with more information. There was an automatic form email sent out telling investors that Legion M had decided to cancel their investment, but that is not the case (in most cases the cancellation was due to incomplete answers to the "suitability questionnaire" which contains questions required by the SEC that everyone needs to fill out before their investment can be finalized). If you have any questions or concerns, feel free to reach out to StartEngine at contact@startengine.com or Legion M at team@legionm.com an we'll be happy to help get you sorted out.



Los Angeles Comic Con 2022
Legion M will return in force to Los Angeles Comic Con 2022 December 2-4. You can find us at Booth #1015 – or simply walk down mainstreet on your way to the stage. You can't miss us. 😎


SHOPPING!!!!!!!!!!

Black Friday/Cyber Monday (Investor Day)

Keep an eye on your inbox for some amazing deals in the Legion M Shop on Black Friday. Legion M investors will also see a nice Investor Day deal for Cyber Monday. In the meantime, enjoy your Thanksgiving holiday for those of you celebrating.

Development Diaries



Girl With No Name

As we continue to push forward on packaging our female-led action western, we are focusing on casting some of the biggest roles. While we can't share any updates at this time, we can say that we are increasing the intensity of our search for specific roles.


W.T.F.

WTF: Worldwide Task Force

We've also got some exciting movement on our project WTF: Worldwide

Task Force (formerly known as Airship Cowboys). This week, we met with the creative team behind the project to discuss the kind of animation we want for the show. We are zeroing in on a cool, never-before-seen look and style of animation, which will be imagined in a new piece of concept art. Stay tuned.



The Gray Area

We have sent the underlying material to three major studios after initial meetings of demonstrated interest, and are waiting to hear their reactions. We're hoping the next step is scheduling a pitch with our writer Ashley Edward Miller (screenwriter of *Thor, X-Men: First Class).*



Business Development

In the last two weeks, our executives attended AFM (American Film Market). We had several great meetings with different production company and distribution executives, as well as potential financiers. We're looking at some new business models to finance feature films, and are always pushing our current slate forward. We also had a terrific meeting with a bigtime primetime showrunner who has a new project that we're very excited about. We'll keep you posted if we come to an arrangement.


Stay Tuned

Coming Soon

Before we all roll into a holiday coma next week, we wanted to let you know that we're getting ready to announce a new project soon! Keep your eye on our communications to learn more.

Investor Spotlight

This week we're highlighting Legion M Investors **Kelly & Lori Hiatt**.



Hometown: Buckeye, AZ

Why do you love Legion M?

Awesome opportunity to be involved in the startup of something great in the entertainment industry!

What's your all time favorite movie or TV show?

Dirty Dancing

Favorite movie quote to live by?

"Cut me, Mick."

What is it about movies that inspires you?

Escaping reality.

What is your profession/bio?

Just drudging in the trenches.

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Legion M <team@legionm.com> Fri, Nov 18, 2022 at 12:39 PM
Reply-To: Legion M <team@legionm.com>

We got a Hall H Panel featuring William Shatner and Kevin Smith

2 messages

Legion M <team@legionm.com> Thu, Jun 30, 2022 at 2:30 PM
Reply-To: Legion M <team@legionm.com>


LEGION M
SDCC 2022 PANELS!

Michelle,

It's official: Legion M has booked our first Hall H panel in company history for this year's San Diego Comic-Con. Hall H is the biggest stage at SDCC (6,500 seats!), arguably the world's most prestigious Comic-Con, where studios and networks make their biggest film/tv announcements. Now — Legion M gets to write its name on the wall.

Kevin Smith will host the one and only William Shatner for Legion M's *SHATNER ON SHATNER*, where the two will discuss Bill's illustrious career, upcoming projects, and — **his new deep-dive documentary from Legion M** by acclaimed pop culture documentarian Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*).


SHATNER
ON SHATNER
HALL H

Our currently untitled documentary is an up-close, intimate exploration of Shatner's personal journey over his nine decades on Earth. Most exciting of all: fans will have an opportunity to OWN a piece of it and share in any potential profits. **Reserve your spot** and learn more about how you can invest in this epic Shatner Doc in the works.

We've barely scratched the surface of all SDCC '22 has in store for the Legion. On Thursday, July 21, we spend the entire day with William Shatner – and **YOU'RE INVITED** to join us!


WILLIAM SHATNER SDCC EVENTS
JULY 21, 2022
10:00 - 11:00 am: Legion M Celebrates William Shatner Handprint Ceremony
11:30 - 12:30 pm: William Shatner Autograph Session
6:15 - 7:15 pm: William Shatner Autograph Session
8:00 - 10:30 pm: "An Evening With William Shatner" - Rooftop Afterparty
THEATRE BOX SAN DIEGO
All events to be held at
THEATRE BOX SAN DIEGO
(701 5th Ave.)

Tickets for these events are limited and will go fast. **Legion M investors enjoy 15% off** all William Shatner events when you use promo code (**KM4PEFDR**) at checkout.

Get Tickets

We will also have three additional panels throughout the weekend that you won't want to miss. We have limited reserved seating on a first come, first serve basis for Legion M Investors, so drop by our **Legion M Booth #3917** on the convention floor to add your name to the list!


SIMON PEGG IS NANDOR FODOR, PARANORMAL INVESTIGATOR
BALLROOM 20

Simon Pegg is Nandor Fodor, Paranormal Investigator, featuring Christopher Lloyd (*Back to the Future*), Ruth Connell (*Supernatural*), director Adam Sigal (*Chariot*) and associate producer Clare King – with special video messages from stars Simon Pegg (*Mission Impossible*) and Minnie Driver (*Good Will Hunting*).


LEGION M: HOW FANS ARE
DISRUPTING HOLLYWOOD
BY EQUITY CROWDFUNDING
ROOM TBD

Legion M: How Fans Are Disrupting Hollywood By Equity Crowdfunding, featuring *The Man In The White Van* producer Anne Marie Gillen (*Fried Green Tomatoes*), *Defiant: The True Story of Captain Robert Smalls* producer Marvin 'Krondon' Jones (*Black Lightning*), and Legion M Executives Jeff Annison, Terri Lubaroff, and David Baxter.

Finally, two panels featuring the incredible Michael Uslan (Creator/Originator of the Batman Movie Franchise): **Darknights and Daydreams: From Batman to Broadway**, and **Stan Lee's Centennial: His Legacy on Comic Books and Super-Heroes**.


DARKNIGHTS AND DAYDREAMS:
FROM BATMAN TO BROADWAY
ROOM TBD

Even if you don't plan to attend San Diego Comic-Con this year, these accomplishments are something that the entire Legion can celebrate. These are monumental milestones for our growing company, and we could not have made it this far without the Legion. We hope to be able to share the panels with you after the convention so everyone can enjoy. Stay tuned for more information.

Onward and upward,

Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona and the rest of the Legion M team

---

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Michelle P. Carter <carter.michelle.p@gmail.com>

We're producing a William Shatner Documentary – And You Can Own A Piece

2 messages

Legion M <team@legionm.com> Thu, Jun 30, 2022 at 9:00 AM
Reply-To: Legion M <team@legionm.com>
To: Michelle <redcrossherring@gmail.com>


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

Michelle,

Our advisory board member, William Shatner, has led an iconic career. But beyond his roles as Kirk, Denny Crane, and the Priceline Negotiator, lies a man who has lived a full and fascinating life. Today Legion M and Exhibit A Pictures are announcing a new documentary directed by Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*), in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

But what makes this documentary even more unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

Reserve My Spot

Terms for investment have not yet been released, but you can sign-up above to make a non-binding reservation and get priority access once they are.

"For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn’t feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career — it only seems right that they should own this doc."
- William Shatner


PHOTO BY JASON SHOOK

A note for current investors in Legion M:
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. If you are interested, you are welcome to invest directly in this project to receive a credit in the film and a return tied directly (and solely) to revenues generated by this film.

We’re thrilled to be the stewards of Bill’s story, and can’t wait to share more with you.

Onward and upward,
🎬 Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona and the rest of the Legion M team

---

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

Insider #55: Michelle What Do You Think Of These Genres?
2 messages

Legion M <team@legionm.com> Thu, Nov 3, 2022 at 2:01 PM
Reply-To: Legion M <team@legionm.com>


216
LEGION
INSIDER
ISSUE #55

According to Screenrant, Top Gun: Maverick *used minimal CGI during the making of the epic, jet-fueled film. And while much of the flight scenes are very, very real, the missiles fired at the fighter jets were all added later in post. Not only would it have been dangerous for the cast, but as many things in Hollywood do, it also came down to budget. That said, with all the practical effects in the film, one might imagine that they had a conversation about it: "Should we fire real missiles at them?" "Oh we would… but it's too expensive."*

News From Around The Legion


M PULSE

Let Your Voice Be Heard - Take The Latest M-Pulse
The power of Legion M flows from the community, and your feedback matters in helping us decide which projects to get involved in. We're looking for feedback (and recommendations) on some project genres. In order to continue working with our partners on projects that suit everyone's needs, we'd like to know which types of projects resonate with our community. Give us your feedback here. (~5min)



What Does Captain Kirk Think Of Legion M?
One year ago, William Shatner joined our advisory board. At the time we didn't know what to expect. Bill's a cultural icon, but what would he be like as an advisor? What's it like to work with Captain Kirk? Watch a video message where Shatner describes his thoughts on our fan-owned film company, and learn more about our first year working alongside Captain Kirk.

Don't Forget Your Legion M Bonus Shares

As you are probably aware, Round 9 is officially open. While there is no requirement or expectation that our existing investors will invest in subsequent rounds, we know from experience that many want to. As a special thank you for those that do, we've added a reward that gives existing investors an additional 5% Bonus Shares IN ADDITION TO any other rewards available. Claim your Bonus Shares when you invest today on StartEngine!


BONUS

(*This bonus has been active since the beginning of the round, so if you already invested in Round 9, you are all set.*)

Is Your Pet Or Animal Ready For Its Big Break?

We are in the final stretch of production on *Nandor Fodor and The Talking Mongoose* and our director Adam wants your help. We are looking for a handful of short and fun video clips of animals making human-like sounds (which may get included in the final film). Check out the blog post for example videos and details to submit your pet's video.


NANDOR FODOR
AND THE
TALKING MONGOOSE

***Defiant*: Captain Robert Smalls Grassroots Research**

Do you have exclusive access to a specialized library, museum, or research portal? Do you have contacts with any professors who are experts on the American Civil War? Maybe you know someone who did their doctoral thesis on it? Got any periodicals, books, or articles off the public radar? We're looking for folks who have access to some elite research avenues that can help make this story as authentic as possible. Learn more in the blog post here.


DEFIANT

Last Call To Customize Hockey Jerseys

This is your last chance to get in on the next batch of fully customized hockey jerseys that we periodically run as pre-orders only. Get you name and lucky number on your Legion M Official Hockey Jersey in our classic Black/Red colors. **Shop Now!**


42 LEGION 42

Development Diaries

The Man In White Van


THE MAN IN THE
WHITE VAN

We received the newest cut of *The Man In The White Van* a couple weeks ago. All of our creative partners are working tirelessly to make this film the best possible version of the story, for the Legion, our partners, and for all of the victims and their families. Legion M is reviewing the film internally as well as sharing it with a few Elite Scouts to get their feedback. If you're one of our Elite Scouts and you want to see the film, let us know.

Calculated


CALCULATED
NOVA MCBEE

We received the first draft of the screenplay for *Calculated* a few weeks ago. Everyone at Legion M read the script and provided a comprehensive set of notes to One Door Studios and screenwriter Ann Peacock (*Chronicles of Narnia*, *Outlander*). Legion M is very excited about the project, and we're grateful that our partners are so collaborative in taking our feedback into account.

Evermor


EVERMOR

We've begun sending this series out to potential partners and hope to start scheduling pitches with our showrunner and writers in the next few months.

My Dead Friend Zoe


MY DEAD
FRIEND ZOE

We're moving quickly on our military-focused feature film *My Dead Friend Zoe*. The project is out to cast right now, and we're eagerly awaiting their responses. Casting is a vital part of the packaging process, so getting this nailed down will bring us closer to getting the project sold and into production.

Mary's Monster


Mary's Monster

Mary's Monster is out to the world! Well, the equity financing world, anyway. Legion M and Fulwell 73 have begun going out with the project by pitching to financiers. With any luck, we'll have good news for the Legion soon...!

Shatner Doc


WILLIAM
SHATNER

Don't think we've forgotten about our rocketman... We're just about three weeks out from having a rough cut of our documentary on William Shatner. Legion M is also working on a bonus project with Shatner that will tie into the documentary quite nicely. Stay tuned for the announcement, and don't forget to sign up for the reservation list if you're interested in investing in the project when we launch! No pun intended.

Investor Spotlight

This week we're highlighting Legion M Investor **Pasquale DeSantis**.



Hometown: Las Vegas

Why do you love Legion M?

Fan owned, that says it all.

What's your all time favorite movie or TV show?

Game of Thrones

Favorite movie quote to live by?

"Life finds a way."

What is it about movies that inspires you?

Don't give up on your dreams.

What is your profession/bio?

Naturalist

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

Gmail

William Shatner, Kevin Smith Discuss Upcoming Legion M Documentary

2 messages

Legion M <team@legionm.com> Fri, Aug 12, 2022 at 2:00 PM
Reply-To: Legion M <team@legionm.com>

LEGION M


SAN DIEGO
COMIC
CON
INTERNATIONAL

Michelle,

At this year's San Diego Comic-Con, Legion M was privileged to host our first ever panel in Hall H before a live audience of thousands of fans. Moderated by Kevin Smith, William Shatner discussed the upcoming definitive documentary from Legion M and Exhibit A Pictures about his life and career. Click the link below to watch the highlights, and learn how YOU can own a piece of the forthcoming documentary.

Watch The Highlights

Onward & Upward!

🍿 Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona, Chris, Tyler and the rest of the Legion M team



<<First Name>>,

Last summer Legion M (along with Exhibit A Pictures and William Shatner) announced that we had begun production on a documentary about William Shatner, and that for the first time in Legion M history, the film would be entirely funded by fans investing directly in the project. You are receiving this email because you made a non-binding reservation to invest in the movie.

We're planning to open the offering next week, and as a reservation holder you are in a plum spot. Once we file with the SEC we are going to make our first announcement ONLY to this list of reservation holders, giving you first dibs. You have no obligation to invest, but if you like what you see, we encourage you to secure your spot right away. This is a relatively small offering (less than $750,000) and we already have a tremendous amount of interest (over 2,500 reservations), which means there is a chance it could sell out quickly. ***As a reservation holder, you will get priority access — even if the round sells out — as long as you make your investment commitment within 4 days (96 hours) of the announcement*.*** Once those 96 hours have elapsed, we can no longer hold a spot for you.

**Note: we know it can take several days for funds to clear, but as long as you have submitted your commitment to invest within 96 hours, then you should be all set.*

We couldn't be more excited about how this project is coming together. The director and editor are working on the final edit, and we've already submitted a rough cut to film festivals. We've also spent a great deal of effort crafting a true FAN-FIRST FINANCING offer intended to provide you with a meaningful way to invest in this movie.

If you have any questions, please send an email to team@legionm.com. Otherwise, keep a close eye on your inbox (and make sure our emails aren't going to promotions or spam) so you can be one of the first to become a part of this film.

Onward & Upward,

Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Greg, Prophetess, Clare, Ramona, Chris, Tyler, Olivia and the rest of the Legion M team

---

No money or other consideration is being solicited, and if sent in response, will not be accepted; no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and a person's indication of interest involves no obligation or commitment of any kind.

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

First Name>>,

You are receiving this mail because you have a non-binding reservation to invest in the William Shatner Documentary being produced by Legion M. We just wanted to reach out and share a couple updates with you.

Schedule
First off, the documentary is proceeding on schedule. The director (Alexandre O. Philippe) is currently in the the editing process, with a first rough cut expected to be available around Thanksgiving. Our current goal is to premiere the film at a festival in 2023, then find a distributor for a broad release later in the year.

Investment Terms
We are still planning to finance the film via equity crowdfunding. This film will be truly OWNED BY FANS, with terms that allow you to fill the role of micro-financier and receive a return based on how well it does. We'll have some more information about this soon, including a sneak preview of the terms so you can look them over and provide us with your feedback.

Share Your Story
As we continue our work on the film, we wanted to reach out to the community of William Shatner fans with a couple questions. Our director is looking to identify some of the most “Shatner-est” moments of all time (e.g. *Speaking. Each. Word. As. A. Sentence…)*, so he can track down clips and potentially include them in the film. In addition, the team at Legion M is interested to hear stories that fans have about Bill, and what he (and the characters he’s played) have meant to you in your life. If you’ve got answers to either of those questions, **we’d love to hear them**.

Comic-Con Panel

Finally, we wanted to make sure that everyone was aware that there is a **complete recording of the "Shatner on Shatner" panel** from Comic-Con in July. The panel was moderated by Kevin Smith, and featured not just Bill but also two members of the Legion M team (Co-founder and President Jeff Annison and VP of Development David Baxter) and the filmmakers (director Alexandre O. Philippe and producer Kerry Deignan Roy) talking about the documentary, Bill's career, and everything in between. *Note – the panel features some salty language, including a swear-off between Bill and Kevin at the end. If there are sensitive ears around, you should wear headphones, but be prepared for people to ask you what you are chuckling about. :)*

More to come soon. Stay tuned!

Onward & Upward,

-Legion M team

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

<<First Name>>,

You are receiving this mail because you have a non-binding reservation to invest in the William Shatner Documentary being produced by Legion M. We just wanted to reach out and share a couple updates with you.

Schedule
First off, the documentary is proceeding on schedule. The director (Alexandre O. Philippe) is currently in the the editing process, with a first rough cut expected to be available around Thanksgiving. Our current goal is to premiere the film at a festival in 2023, then find a distributor for a broad release later in the year.

Investment Terms
We are still planning to finance the film via equity crowdfunding. This film will be truly OWNED BY FANS, with terms that allow you to fill the role of micro-financier and receive a return based on how well it does. We'll have some more information about this soon, including a sneak preview of the terms so you can look them over and provide us with your feedback.

Share Your Story
As we continue our work on the film, we wanted to reach out to the community of William Shatner fans with a couple questions. Our director is looking to identify some of the most “Shatner-est” moments of all time (e.g. *Speaking. Each. Word. As. A. Sentence…)*, so he can track down clips and potentially include them in the film. In addition, the team at Legion M is interested to hear stories that fans have about Bill, and what he (and the characters he’s played) have meant to you in your life. If you’ve got answers to either of those questions, **we’d love to hear them**.

Comic-Con Panel

Finally, we wanted to make sure that everyone was aware that there is a **complete recording of the "Shatner on Shatner" panel** from Comic-Con in July. The panel was moderated by Kevin Smith, and featured not just Bill but also two members of the Legion M team (Co-founder and President Jeff Annison and VP of Development David Baxter) and the filmmakers (director Alexandre O. Philippe and producer Kerry Deignan Roy) talking about the documentary, Bill's career, and everything in between. *Note – the panel features some salty language, including a swear-off between Bill and Kevin at the end. If there are sensitive ears around, you should wear headphones, but be prepared for people to ask you what you are chuckling about. :)*

More to come soon. Stay tuned!

Onward & Upward**,**

-Legion M team

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

<<First Name>>,

You are receiving this mail because you have a non-binding reservation to invest in the William Shatner Documentary being produced by Legion M and Exhibit A Pictures.

As we alluded to in our last update, we're getting close to finalizing the terms of the investment offering that allows fans to invest in the William Shatner documentary. Before we lock them in, we wanted to give you a chance to look them over and provide us with your feedback.

Review The Terms

Onward & Upward,

-Legion M team

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

ALEXANDRE O. PHILIPPE RECEIVES HONORARY AWARD FOR CREATIVE EXCELLENCE IN CINEMA FROM REYKJAVIK INTERNATIONAL FILM FESTIVAL

SEPTEMBER 29, 2022 • LEGION M TEAM


INTERNATIONAL
SAN DIEGO
Alexandre O. Philippe

A HUGE congratulations from everyone here at Legion M, to director Alexandre O. Philippe for receiving the Honorary Award for Creative Excellence in Cinema from the 2022 Reykjavik International Film Festival. Click the button below to read more about this incredible achievement!

RIFF AWARDS



Alexandre Philippe is with **Jeff Annison** and **18 others**.
Yesterday at 11:55 AM ·

Three months ago, the Reykjavik International Film Festival informed me that I would be this year's recipient of their Honorary Award for Creative Excellence in Cinema, alongside Albert Serra. 🤯 Looking at their list of past honorees, this feels more than a little overwhelming; so I'm just going to use this as an opportunity to send some love and gratitude to all my wonderful friends and colleagues, to whom this award also belongs. (Disclaimer: I'm keeping the statue, you guys! :))

First and foremost, of course, the other two legs of the 'Exhibit A Pictures three-legged stool' -- Kerry Roy and Robert Muratore. It's insane to think we're finishing our 9th feature together--not counting the shorts and everything else we've been working on. Our close collaborators Jeff Pointer, Phillip Lloyd Hegel, Jon Hegel, Milkhaus (Cathy Trekloff, Chad Herschberger, Dave Krahling, Patrick Huber, James Durée), David Lawrence, Aaron Lawrence, Annick Mahnert, Felix Gill, and Shannon Muchow. Our incredible manager Peter Van Steemburg. Our friends at Legion M and Dogwoof. All the distributors, film festival directors, and film programmers who continue to release and showcase our work (way too many to mention here, but you all know who you are). My wonderful parents. And, of course, MASSIVE THANKS to Hrönn Marinósdóttir, Frédéric Boyer, and the entire RIFF team for this incredible (and truly unexpected) honor.

With THE TAKING and LYNCH/OZ coming out next Spring, and YOU CAN CALL ME BILL on schedule to premiere around the same time, this award reinforces the idea that our work is meaningful and appreciated. Frankly, there's no better reason to make movies. This is NOT a career award -- there are way too many stories to tell, and too little time! -- but it is a tremendous honor. And so... gotta catch a flight to Reykjavik..! Pictures to follow...

🙏🙏🙏

#ExaPics #milkhaus #ScreenDivision #Dogwoof #sensorshot #LegionM #riff2022 #riff22 #reykjavikfilmfest #rkvfilmfest #riffari #reykjavik #visitreykjavik #iceland #film #movie #filmfestival #filmfest #cinema #filmisnotdead #fortheloveofmovies #filmcommunity

---

Alexandre O. Philippe is the Creative Director at Exhibit A Pictures, and he and his incredible team are dedicated to the appreciation and preservation of our global cinematic and pop culture heritage. They specialize in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time, including THE PEOPLE VS. GEORGE LUCAS (SXSW 2010), DOC OF THE DEAD (SXSW 2014), 78/52: HITCHCOCK'S SHOWER SCENE (Sundance 2017), MEMORY: THE ORIGINS OF ALIEN (Sundance 2019), LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST (Venice 2019, Sundance 2020) and LYNCH/OZ (Tribeca 2022).

You may recall that MEMORY: THE ORIGINS OF ALIEN was the first Legion M project chosen by our community through the Film Scout app. Well, we loved that film so much, that when we went looking for a director for our recently announced William Shatner documentary, *we knew* there was only one person we wanted to help us tell that story. Click below to learn more about the upcoming doc from Legion M and Exhibit A Pictures and find out how you can be a part of bringing Bill's legacy to the big screen.

WILLIAM SHATNER DOCUMENTARY

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IGN: WILLIAM SHATNER REVEALS 'DEFINITIVE' DOCUMENTARY WITH FAN-FUNDED LEGION M

JULY 22, 2022 • LEGION M TEAM


IGN

Legendary Star Trek actor William Shatner stops by the IGN San Diego Comic Con 2022 to talk about the new "definitive" William Shatner documentary made by fan-funded production company Legion M. The documentary will dive deep into Shatner's life as a star of TV and film, including his years as Captain James Kirk in Star Trek projects, T.J. Hooker and Boston Legal. The documentary will also cover earlier parts of Shatner's life before he found fame.

READ MORE

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FEATURED PRESS, NEWS

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FEATURED PRESS, NEWS

HOME CONTACT FAQ SUBMISSIONS PRIVACY POLICY TERMS AND CONDITIONS

INSIDER #051

AUGUST 18, 2022 • LEGION M TEAM


LEGION
INSIDER
ISSUE # 51

Two astounding facts about the Tobey Maguire Spiderman film: First – that scene where he catches all the food on his tray? That was practical (in other words, not CGI – he really did that!). Second – it allegedly took 156 takes. 156!



NEWS FROM AROUND THE LEGION


ISA

ISA FIlm Scout — Back in May we partnered with the International Screenwriters' Association (ISA) to help launch their "Table Read My Screenplay 2022" competition, and provide unique awards! Voting is now open for the Legion M Film Scout Award, which will be determined with the Legion M Film Scout App. Download Film Scout to review and rank the synopses of 16 of the top screenplays from the competition. The top rated four scripts will be read and reviewed by the Legion M Development Executives. From those finalists, one screenwriter will attain the Legion M Film Scout Award and earn a meeting with Legion M Execs to discuss their screenplay and possible development. Scouting ends Friday, September 2.

Download on the App Store   GET IT ON Google Play


ALAMO DRAFTHOUSE
FANTASTIC
20 FEST 22

Fantastic Fest 2022 — Fantastic Fest and Legion M have partnered to release Film Scout at this year's festival! Film Scouts will compete against one another for honor and prizes, and the reviews provided by these fantastic film fans will be used by Legion M and their partners to evaluate movies for potential distribution deals. Learn more about Fantastic Fest here.

William Shatner Hall H Panel — At this year's San Diego Comic-Con, Legion M was privileged to host our first ever panel in Hall H, before a live audience of thousands of fans. Moderated by Kevin Smith, William Shatner discussed the upcoming definitive documentary from Legion M and Exhibit A Pictures about his life

and career. Watch the highlights and learn how YOU can own a piece of the forthcoming documentary.


William Shatner

Last Call For Round 8 Tees — If you invested in Round 8, you will have received an email with a code to claim your free t-shirt earlier this month. Feel free to reach out to orders@legionm.com if you have any questions or trouble redeeming your t-shirt. Last day to claim your R8 Investor Tee is this Saturday, August 20.



DEVELOPMENT DIARIES

Defiant — Legion M continues to defy (pun intended) expectations... We're in the middle of completing a deal with an exciting new partner for an initiative on this project that will help us develop the script with a new, modern point of view. Our goal is to announce details this fall, as soon as the deal for our partner is finished. Needless to say, we are working very hard to set this project up for success!



Unnamed Streaming Series — We're still negotiating our turnaround deal with our streamer, but are ready to take this

project back out as soon as it's done.

New Projects Coming Soon — And in more secretive news... we've got two new projects that we're adding to our slate (pending us closing both deals), including an adult animated comedy series and an independent feature film that centers around life in (and after) the military. We are so excited for both projects that we feel will speak to all kinds of audiences and can't wait to announce details as soon as the deals close!

INVESTOR SPOTLIGHT



This week we're highlighting Legion M Investor *James Seigars*!
Hometown: Chicago, IL
Why do you love Legion M? Because it gives "Normal" people a voice in what projects we help develop/produce as fans, regardless of prior experience.
What's your all time favorite movie or TV show? *Ghost Whisperer*
Favorite movie quote to live by?
"Always check to see who's in the bathtub" from the film *Harvey*
What is it about movies that inspires you? All of the different parts & talents it takes to make them. Also, how you can use them to help you release your emotions.
What is your profession/bio? Retired Military/Beginning Professional Photographer
Learn more about James at:
https://jamesdseigarsphotography.org

We want to put YOU in the spotlight. To submit to be featured in a future newsletter (and to view previous investor spotlights and comments) submit your info here.

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LEGION M

LEGION M'S 2022 YEAR IN REVIEW

DECEMBER 29, 2022 • LEGION M TEAM

As another year comes to an end, we thought it would be worth recapping some of the major highlights (and one major lowlight) from the past year. It's been a good year for Legion M, with solid growth of both our community and our prospects in the entertainment industry. We're building this company brick by brick, and while it's easy to get lost in the day-to-day challenge of chasing the future, it's always amazing to take a step back and look at how far we've come.

We also want to take this opportunity to THANK YOU for choosing to come along on this adventure with us. At most companies, investors are simply a source of capital – at Legion M, they are the whole reason the company exists. So whether you are an OG first round investor or a brand new investor who joined this week, THANK YOU FOR MAKING THIS DREAM POSSIBLE. Win or lose, we're all in this together, and I can assure you that everyone at Legion M is doing everything we possibly can to make this the best investment you've ever made!

We hope you all enjoyed a wonderful Happy Holidays and wish only the best in the Happy New Year!

Onward and Upward,

-Jeff, Paul, Terri, David, Taylor, Eric, Michelle, Clare, Brandi, Prophetess, Mandy, Olivia, Ramona, Coop, Tyler, Greg, and everyone else at Legion M!

New Projects Announced

This year brought with it some exciting new project announcements. From animated series to documentaries and narrative features, Legion M is committed to maintaining a diversified slate of projects to maximize our chances for success and to make sure we have a little something for everyone in the Legion! Check out some of our project announcements below.


NATIONAL LAMPOON PRESENTS
LEGION OF COMEDY


NANDOR FODOR
AND THE TALKING MONGOOSE


Mary's Monster




Tales of the Moonlight Cutter
月光斬


FANS UNITE FOR UNTITLED
WILLIAM SHATNER
DOCUMENTARY


MY DEAD FRIEND ZOE
BREAKING UP WITH A FRIEND IS HARD.
BREAKING UP WITH A BATTLE BUDDY IS HARDER.


TOBOR: Family Destroyer
created by: Eric Paperth & Tyler March

Production & Post

Legion M had quite a few projects in production this year, including two of our own internal projects and two projects with some of our partners. Look for all of these projects to release in 2023!


Thats
a
Wrap

Making movies is a continuous labor of love. That was never more apparent to us than with our film ***The Man In The White Van***, as 2022 had us going back into production not once, not twice, but three times! The director and producers are committed to making this film the best it can be, which means multiple cuts of and adjustments to the film. We are confident that this film will honor the victims in a way that will make us all proud.

In May, Legion M and Exhibit A Pictures went into production for our feature documentary on William Shatner, *You Can Call Me Bill*. With additional footage picked up at San Diego Comic Con, we're excited to have the first cut of the film in hand. Stay tuned for the **equity crowdfunding campaign** in 2023!





Right on the heels of Shatner, ***Nandor Fodor and the Talking Mongoose*** starring Simon Pegg and Minnie Driver went into production in Leeds, England. We were excited to welcome a few Legion M community members as extras on set!

Early in the year, we began receiving the first cuts of ***This Is Not Financial Advice***, a documentary that came to Legion M from Optimist. Like *The Man In The White Van*, this film has seen many edits, each better than the last. We're excited to share this project in 2023 as well!


THIS IS
NOT
FINANCIAL
ADVICE
XTR

Advisory Board



Legion M welcomed a few new voices to our Advisory Board this year, including Marvin “Krondon” Jones III (*Black Lightning*, *Into The Spider-Verse*, *Harry's Law*) and Joanne Waage of Crunchyroll.



Project Updates

We had some major movement on our projects in development this year. While it can be hard (sometimes impossible) to share every detail on their progress, we were thrilled to share some of the following updates.


CALCULATED
NOVA MCBEE

CALCULATED

Ann Peacock (screenwriter of *The Chronicles of Narnia: The Lion, the Witch and the Wardrobe*) added as screenwriter & first draft of the screenplay done.



DEFIANT

Marvin Jones III attached as producer, Rob Edwards comes on board as writer, and graphic novel in the works.


GIRL WITH NO

GIRL WITH NO NAME

Our lead actress is officially attached with more casting coming soon!



WORLDWIDE TASK FORCE

New art created for the new take on the story, with additional art in progress.



ANIMATED SERIES

You win some, you lose some – this summer our animated series was put into turnaround.



THE GRAY AREA

Ashley Edward Miller (screenwriter *Thor* and *X-Men: First Class*) attached as screenwriter.

Comic Cons

Check out some of our comic-con tour highlights, and let us know what cities we should visit in 2023.

San Diego Comic-Con


SAN DIEGO
COMIC
CON
INTERNATIONAL

DEADLINE: *William Shatner, Kevin Smith And Legion M On The Nine-Decade Trek To A Bio-Documentary – Comic-Con*


LEGION

ET ONLINE: *Captain Kirks William Shatner and Paul Wesley Unite For Epic 'Star Trek' Moment at San Diego Comic-Con 2022*

San Diego Comic-Con 2022 was **Legion M's best year yet** at the world's most famous Comic-Con! After SDCC's 3-year hiatus due to the pandemic, Legion M showed up in the biggest way possible with a full day of William Shatner events, star-studded panels all weekend long (including our first panel in the 6,500 seat Hall-H!), and our very own booth on the show floor!


@LEGIONMOFFICIAL
LEGION

WONDERCON


LEGION

FAN EXPO DALLAS


@LEGIONMOFFICIAL
LEGION
HICKS
37

NEW YORK COMIC CON


METAVERSE
COMIC CON
quidd

LOS ANGELES COMIC CON

Staff





Our little team grows more and more every year – and in 2022, we were excited to welcome two new members of the Legion M staff.



OLIVIA CERIO,
Development Assistant

Fundraising

The lifesblood of our company is our investors and members – we quite literally could not be in business without you! With each round of fundraising, our community gets larger and our power gets stronger. This year, we had two rounds of funding as well as a stock split for existing stockholders.

Round 9 Launched


ROUND 9 IS NOW OPEN!
verified
by crowdcheck

$1.4M raised and counting!

Stock Split

Round 8 Oversubscribed



Legion M shareholders voted to pass a 10-for-1 stock split


Sold Out
Round 8

6,676 investors made Round 8 the most successful in Legion M history (at the time)

Film Scout

Legion M's Film Scout App saw a lot of activity this year! We ran our bracket for Sundance as usual, but we also added games for SXSW in March and Fantastic Fest in September. We also piloted a new partnership with the International Screenwriters Association to support their "Table Read My Screenplay" Competition, which brought 4 terrific screenplays to the forefront; one of which has been read by the Legion M development team!


LEGION FILM SCOUT

SUNDANCE



SOUTH BY SOUTHWEST


ISA

TABLE READ MY SCREENPLAY


FILM SCOUT
COMPETE FOR PRIZES AN
SCOUTING FILMS AT FANTAS
Download on the
App Store

FANTASTIC FEST 2022

Elite Scout Program

Legion M's Elite Scout program (scouts who score in the top 10% of all players) promises a chance to watch exclusive screeners, provide valuable insight and feedback, and participate in internal decision-making. This year,


ELITE
SCOUT

we gave Elite Scouts more than 60 screeners missions, including for This Is Not Financial Advice, The Man In The White Van, and more.

Interviews & Accolades



THE HOLLYWOOD REPORTER: American Film Market: Howard Cohen, Jeff Annison Join Speakers Lineup


2022 EQUITY CROWDFUNDING AWARDS
Congratulations to
JEFF ANNISON &
PAUL SCANLAN
"Founders Of The Year"

Congratulations Paul & Jeff — "Founders of the Year" Nominees


INTERNATIONAL.

Alexandre O. Philippe Receives Honorary Award for Creative Excellence in Cinema from Reykjavik International Film Festival


WEBINAR RECAP:
CASH IS KING
W/ MR. WONDERFUL
See the Full Conversation Here

StartEngine: Cash Is King Webinar With Mr. Wonderful



THE WRAP: Legion M Founders: 'It's Amazing How Many Decisions' Are Made by One or Two Executives



Watch Legion M CEO Paul Scanlan on the TEDx Stage



THE X PODCAST: Paul Scanlan, Co-Founder and CEO of Legion M Entertainment, joins us to discuss founding Legion M and the art and science of making movies!


PAUL
SCANLAN
CO-FOUNDER, CEO
LEGION

FINTECH.TV: How Legion M is Revolutionizing the Film Industry with Paul Scanlan


BBC
CLICK
JEFF ANNISON
Co-Founder & President
Legion M

BBC CLICK: Inside SXSW And The Future Of Storytelling

Merchandise

It was a great year expanding our product line; we were honored to be a part of the Stan Lee Centennial Celebration, as well as collaborate with Fantastic Fest on exclusive items. We also introduced our first edition of Investor

Certificates and continued with new AutoFocus designs. We're excited to begin introducing items that help market our film releases coming soon.


EXCLUSIVE
CENTENNIAL
STAN LEE
MERCHANDISE
100
LEGION


OFFICIAL FEST GEAR


JEFF ANNISON
LEGION M ENTERTAINMENT, INC
LEGION


AutoFOCUS
T-Shirts for filmmakers & film buffs.
BEST BOY

More Fun Stuff


FROM THE MIND OF KATE WELCH

LACC Event 12/3/22 – Lost Odyssey: The Red Scribe



A Message From Bret Farritor, Veteran & Legion M Ambassador



Share Your Shatner Story



Is Your Pet Or Animal Ready For Its Big Break?


FANTASTIC FEST

Get Discounted Virtual Tickets To Fantastic Fest @ Home



Beam me up, Legion M! An SDCC 2022 Recap



Your Invite To A Worldwide Toast



Welcome Ramona Snyder, Program Manager for our Ambassador Program



Legion M Shareholders in Super Bowl Ads?!?

To health, happiness and success for you and yours in 2023.

HAPPY NEW YEAR!

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FTX & CRYPTO VS EQUITY CROWDFUNDING

LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LEGION M

NEW PROJECT ANNOUNCEMENT: WILLIAM SHATNER DOCUMENTARY

JUNE 30, 2022 • LEGION M TEAM



Our advisory board member, William Shatner, has led an iconic career. But beyond his roles as Kirk, Denny Crane, and the Priceline Negotiator, lies a man who has lived a full and fascinating life. Today Legion M and Exhibit A Pictures are announcing a new documentary directed by Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*), in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

But what makes this documentary even more unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

RESERVE MY SPOT

Terms for investment have not yet been released, but you can sign-up above to make a non-binding reservation and get priority access once they are.

"For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn't feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career — it only seems right that they should own this doc."

- William Shatner


PHOTO BY JASON SHOOK

A note for current investors in Legion M:
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. If you are interested, you are welcome to invest directly in this project to receive a credit in the film and a return tied directly (and solely) to revenues generated by this film.

We're thrilled to be the stewards of Bill's story, and can't wait to share more with you.

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INVEST DIRECTLY IN THE CALCULATED SEQUELS

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LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LEGION M

REFLECTING ON ONE YEAR WITH WILLIAM SHATNER

OCTOBER 25, 2022 • LEGION M TEAM



So…what's it like working with Captain Kirk?

One year ago, William Shatner joined our advisory board. At the time we didn't know what to expect. Bill's a cultural icon, but what would he be like as an advisor? What's it like to work with Captain Kirk?

After 12 months of working closely with Bill on a number of projects, we've been absolutely blown away. To start with, he's a 91 year old man who works as hard (or harder) than anyone in the business. He's early for every call, and busier than he's ever been. He's sharp as a tack and one of the most "present" people we've ever met (when you are talking, he is always listening, thinking, and questioning). He's thoughtful, curious, and passionate.

Most of all, he's driven with an urgency to move forward. You might think that someone with a lifetime as rich as his would be content reflecting on the past, but Bill is relentlessly focused on the future. He's less likely to be talking about what happened 10 years ago than what could be happening 10 years from now. And he's committed to using the time he has left – every last second – to make as large an impact as possible on the world.

In the **op-ed that was published** shortly after we announced our agreement, Bill says:

"After returning from space, what excites me most about [Legion M] is their mission to UNITE. We live in an age when so many things are pulling us apart. Our politics, our media, and our technology are all optimized to exploit our differences. But when you look down from 300,000 feet, all that falls away. What remains is an appreciation of the word "humankind", and fierce desire to work towards a future defined by things that bring us together instead of those that tear us apart."

Those are not empty words. We've seen firsthand the passion and energy Bill brings to the causes he cares most about.

We've got one project we've already announced with Bill (**a biographical documentary that will be financed and owned by fans**), and another that is gestating which we hope to be able to talk about soon. In the meantime, we're thrilled and honored to be working with someone whose passions and energies align so well with our own. We just hope we can keep up.

What does Bill think of Legion M? We asked him...


What Does William Shatner Think Of Legion M?

ROUND 9 IS NOW OPEN!

If you are considering investing in Round 9, you should know that startup investments like Legion M are speculative, illiquid and involve a high degree of risk. Statistically, most startups fail — and when that happens investors can lose their entire investment. You should never invest more than you can afford to lose.

But if you can afford to risk at least $40 and want to swing for the fences, every great disruption starts with those willing to take a chance on something new. With risk comes potential for reward, and fortune favors the bold.

Read the Offering Circular (https://bit.ly/r9-oc) and risks (https://bit.ly/r9-risks) related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

LEGION M

SAN DIEGO COMIC-CON 2022: PANELS, WILLIAM SHATNER EVENTS AND EXCLUSIVE MERCHANDISE

JUNE 30, 2022 • LEGION M TEAM

On Thursday, July 21, we spend the entire day with William Shatner – and **YOU'RE INVITED** to join us!


WILLIAM SHATNER SDCC EVENTS
JULY 21, 2022
10:00 - 11:00 am: Legion M Celebrates William Shatner Handprint Ceremony
11:30 - 12:30 pm: William Shatner Autograph Session
6:40 - 7:40 pm: William Shatner Autograph Session
8:00 - 10:00 pm: "An Evening With William Shatner" - Rooftop Afterparty
THEATRE BOX SAN DIEGO
All events to be held at
THEATRE BOX SAN DIEGO
(701 5th Ave.)

GET TICKETS

Our currently untitled documentary is an up-close, intimate exploration of Shatner's personal journey over his nine decades on Earth. Most exciting of all: fans will have an opportunity to OWN a piece of it


FANS UNITE FOR UNTITLED
WILLIAM SHATNER
DOCUMENTARY

and share in any potential profits. **Reserve your spot** and learn more about how you can invest in this epic Shatner Doc in the works.


LEGION M
SDCC 2022 PANELS!

It's official: Legion M has booked our first Hall H panel in company history for this year's San Diego Comic-Con. Hall H is the biggest stage at SDCC (6,500 seats!), arguably the world's most prestigious Comic-Con, where studios and networks make their biggest film/tv announcements. Now — Legion M gets to write its name on the wall.

Kevin Smith will host the one and only William Shatner for Legion M's *SHATNER ON SHATNER*, where the two will discuss Bill's illustrious career, upcoming projects, and — **his new deep-dive documentary from Legion M** by acclaimed pop culture documentarian Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*).

Thursday, July 21 — 4:30 pm
Hall H


SHATNER ON SHATNER
HALL H

Shatner on Shatner – Join acclaimed actor, writer, spoken word artist and astronaut(!) William Shatner and filmmaker Kevin Smith as they discuss Bill's illustrious and amazing career, upcoming projects, and his new equity crowdfunded documentary from Legion M by acclaimed pop culture documentarian Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*).

Friday, July 22 — 5:15 pm
Ballroom 20


SIMON PEGG IS NANDOR FODOR, PARANORMAL INVESTIGATOR
BALLROOM 20

Simon Pegg is Nandor Fodor, Paranormal Investigator - featuring Minnie Driver (*Good Will Hunting*), Ruth Connell (*Supernatural*), director Adam Sigal (*Chariot*) and associate producer Clare King – with special video messages from star Simon Pegg (*Mission Impossible*).

Saturday, July 23 — 4:15 pm
Room 6DE


LEGION M: HOW FANS ARE

Saturday, July 23 — 6:45 pm
Room 6DE




DISRUPTING HOLLYWOOD BY EQUITY
CROWDFUNDING
ROOM TBD

Hollywood By Equity Crowdfunding – featuring *Defiant: The True Story of Captain Robert Smalls* producer Marvin 'Krondon' Jones (*Black Lightning*), and Legion M Executives Jeff Annison, Terri Lubaroff, and David Baxter.


DARKNIGHTS AND DAYDREAMS:
FROM BATMAN TO BROADWAY
ROOM TBD

to Broadway – featuring the incredible Michael Uslan (Creator/Originator of the Batman Movie Franchise), Broadway producer Don Franzt (*Beauty and the Beast*) and Legion M's VP Development David Baxter. Join a lively discussion of the journey of adapting Uslan's inspirational memoir *The Boy Who Loved Batman* for the Broadway stage.

Friday, July 22 – 10:30 am
Room 11


COMIC BOOK LAW
FEAT. TERRI LUBAROFF, LEGION M COO & HEAD OF CONTENT

We'd also like to shout out a special bonus panel, ***Comic Book Law School 202: Making A Living (Room 11)***, on which our very own COO and Head of Content, Terri Lubaroff, will be a featured panelist joining Michael Lovitz, author of the acclaimed *The Trademark and Copyright Book* comic book. While many creators will tell you their greatest joy comes from their acts of creation, that joy must be balanced with the importance of earning a living from their efforts. But commercializing creative works can be fraught with peril; best to be as prepared as possible.

****We have limited reserved seating on a first come, first serve basis for Legion M Investors, so drop by our Legion M Booth #3917 on the convention floor to add your name to the list!***

Even if you don't plan to attend San Diego Comic-Con this year, these accomplishments are something that the entire Legion can enjoy. These are monumental milestones for our growing company, and we could not have made it this far without the Legion. We hope to be able to share the panels with you after the convention so everyone can enjoy.

Let Us Know If You're Going To SDCC!

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NEW PROJECT ANNOUNCEMENT: WILLIAM SHATNER DOCUMENTARY

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LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LEGION M

SNEAK PEEK: WILLIAM SHATNER DOCUMENTARY TERMS

NOVEMBER 9, 2022 • LEGION M TEAM


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

When you invest in Legion M, you are buying stock in the company. We tell people "it's like investing in Disney -- not the movie *Snow White*." If Legion M is successful and has an IPO (or some other exit), you win. If we fail and go out of business, you lose. It's a very high risk investment because most startups fail, and entertainment is a notoriously competitive industry. That said, if Legion M can beat the odds, we believe a fan-owned studio has potential to become one of the most influential companies in film and TV.

Earlier this year, we announced the fact that we were working with Exhibit A Pictures (the award winning documentary team behind our project *Memory: The Origins of Alien*) to produce a documentary about William Shatner. We also announced that we were going to allow fans to invest DIRECTLY in the film via an independent equity crowdfunding offering. This is our first time inviting fans to participate in the funding of a film. Unlike an investment in Legion M this isn't an "IPO or die trying" proposition, but instead a chance to get a return tied directly to the revenue generated by a single film. There's still a great deal of risk,

but in this case it's the risk typical of investing in movies: If the film flops you lose -- if it's a hit you win.

Investing directly in movies can be tricky because the business model is inherently complicated. Some people exploit this, which has earned Hollywood a reputation for being a place where fast-talking producers separate starry-eyed investors from their money. Legion M -- a company OWNED BY FANS -- is looking to change that by offering FAN FIRST FINANCING with terms designed to be easy to understand and let you know exactly what you are getting into. We know the path to success isn't about making a single movie, but building long-term relationships built on transparency and trust that hopefully can be lucrative for all parties.

Earlier we released the proposed terms of the Shatner Documentary offering, which we hope to launch before the end of the year. If you are interested, **please take a look at the terms by clicking the button below** and then tell us what you think. If you like what you see, we encourage you to make a reservation at: https://join.legionm.com/william-shatner-documentary. Reservations are non-binding (you will have the opportunity to make a final decision after you've seen the official terms), but will get you first on the list when the offering opens, and priority treatment if the offering sells out.

REVIEW THE TERMS

If you are considering investing in Legion M, you should know that startup investments like Legion M are speculative, illiquid and involve a high degree of risk. Statistically, most startups fail -- and when that happens investors can lose their entire investment. You should never invest more than you can afford to lose.

But if you can afford to risk at least $40 and want to swing for the fences, every great disruption starts with those willing to take a chance on something new. With risk comes potential for reward, and fortune favors the bold.

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

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CALL TO ACTION

HOME CONTACT FAQ SUBMISSIONS PRIVACY POLICY TERMS AND CONDITIONS

LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LEGION M

WATCH LEGION M'S FIRST SDCC HALL H PANEL: SHATNER ON SHATNER!

AUGUST 12, 2022 • LEGION M TEAM


SAN DIEGO
COMIC
CON
INTERNATIONAL

At this year's San Diego Comic-Con, Legion M was privileged to host our first ever panel in Hall H before a live audience of thousands of fans. If you weren't able to join us, no worries, we've got you covered! Click below to watch acclaimed actor, writer, spoken word artist and astronaut(!) William Shatner and filmmaker Kevin Smith as they discuss Bill's illustrious and amazing career, upcoming projects, and his new equity crowdfunded documentary from Legion M by acclaimed pop culture documentarian Alexandre O. Philippe (*The People vs George Lucas*, *78/52: Hitchcock's Shower Scene*, *Memory: The Origins of Alien*). Plus, learn how YOU can own a piece of the forthcoming documentary.

WATCH NOW

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TELL US WHAT SCRIPTS TO READ WITH LATEST ISA FILM SCOUT CHALLENGE

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ROUND 8 SHIRTS AND PINS ARE NOW AVAILABLE!

MERCH

HOME CONTACT FAQ SUBMISSIONS PRIVACY POLICY TERMS AND CONDITIONS

LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE WEBSITE, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

12.31.22

LEGION M'S 2022 YEAR IN REVIEW


HERE'S TO 2022...
LEGION M
CHEERS TO 2023!

As another year comes to an end, we thought it would be worth recapping some of the major highlights (and one major lowlight) from the past year. It's been a good year for Legion M, with solid growth of both our community and our prospects in the entertainment industry. We're building this company brick by brick, and while it's easy to get lost in the day-to-day challenge of chasing the future, it's always amazing to take a step back and look at how far we've come.

We also want to take this opportunity to THANK YOU for choosing to come along on this adventure with us. At most companies, investors are simply a source of capital – at Legion M, they are the whole reason the company exists. So whether you are an OG first round investor or a brand new investor who joined this week, THANK YOU FOR MAKING THIS DREAM POSSIBLE. Win or lose, we're all in this together, and I can assure you that everyone at Legion M is doing everything we possibly can to make this the best investment you've ever made!

We hope you all enjoyed a wonderful Happy Holidays and wish only the best in the Happy New Year!

Onward and Upward,

-Jeff, Paul, Terri, David, Taylor, Eric, Michelle, Clare, Brandi, Prophetess, Mandy, Olivia, Ramona, Coop, Tyler, Greg, and everyone else at Legion M!

READ THE 2022 YEAR IN REVIEW

****

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a

high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.29.22

4 Legion M Movies Coming in 2023 **Updated with Video**

We had a misfire this AM with the StartEngine Update system which led to an incomplete update going out. We apologize for the inconvenience, and have included the full update (which includes a video) below.

While it's been a long dry spell for Legion M releases, we couldn't be more excited about the fact we have 4 movies expected to release in 2023! This includes:

1. ***You Can Call Me Bill***. An intimate portrait of William Shatner, one of the most recognizable faces on the planet. This documentary is being produced by Legion M and Exhibit A Entertainment (the team behind Legion M's 2019 release *Memory: The Origins of Alien*).
2. ***The Man In the White Van***. A tense, true-crime thriller that tells the origin story of one of our greatest fears. This film, starring Sean Astin, Ali Larter, Brec Bassinger, Madison Wolfe, and Skye Jackson has been produced by Legion M along with Garrison Film.
3. ***Nandor Fodor and the Talking Mongoose.*** Based on the true story of "Gef the Talking Mongoose," a media sensation from the 1930's on the Isle of Mann, this film stars Simon Pegg, Minnie Driver, Christopher Lloyd, Ruth Connell, and Neil Gaiman and includes Legion M as an executive producer.
4. ***This is Not Financial Advice***. A character-driven documentary exploring the high-stakes world of meme stocks through the eyes of young investors looking for their lucky break, *This Is Not Financial Advice* is a thrilling saga of hope, fear, and greed that's transforming our financial future. The film is produced by the award winning team at Optimist, and includes Legion M as an executive producer.

To get a taste of these projects (and all the other projects on our slate), please take a look at our shiny new sizzle reel for 2022:

Onward and Upward!

****

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.29.22

4 Legion M movies coming in 2023!

While it's been a long dry spell for Legion M releases, we couldn't be more excited about the fact we have 4 movies expected to release in 2023! This includes:

1. ***You Can Call Me Bill***. An intimate portrait of William Shatner, one of the most recognizable faces on the planet. This documentary is being produced by Legion M and Exhibit A Entertainment (the team behind *Memory: The Origins of Alien*).
2. ***The Man In the White Van***. A tense, true-crime thriller that tells the origin story of one of our greatest fears. This film, starring Sean Astin, Ali Larter, Brec Bassinger, Madison Wolfe, and Skye Jackson has been produced by Legion M along with Garrison Film.
3. ***Nandor Fodor and the Talking Mongoose.*** Based on the true story of "Gef the Talking Mongoose," a media sensation from the 1930's on the Isle of Mann, this film stars Simon Pegg, Minnie Driver, Christopher Lloyd, Ruth Connell, and Neil Gaiman and includes Legion M as an executive producer.
4. ***This is Not Financial Advice***. A character-driven documentary exploring the high-stakes world of meme stocks through the eyes of young investors looking for their lucky break, *This Is Not Financial Advice* is a thrilling saga of hope, fear, and greed that's transforming our financial future. The film is produced by the award winning team at Optimist, and includes Legion M as an executive producer.

12.23.22

A word about FTX...

FTX lesson #1: When a company locates their HQ in the Bahamas for legal reasons, it's not to protect YOU. To be clear, we're not hating on crypto here -- we believe blockchain is a fundamental technology with potential to reshape, well, everything. There's a lot of potential money to be made, but like any speculative investment (including Legion M) there is also a lot of risk. The problem is, when companies offshore operations to skirt US securities laws, there are no cops to call when things go south.

For years people have told us we were wasting our time with equity crowdfunding and that crypto was the place for a company seeking to disrupt the status quo. After all, Legion M embodies much of the blockchain ethos -- uniting the "little guys" to take on entrenched powers (in our case finance and media) -- giving stakeholders a voice in the process and a stake in the outcome -- providing transparency to show what's happening inside the black box.

But while the appeal of blockchain is real, the Bahamas are a bridge too far. We’d be happy to visit on vacation, but we're not moving our company there.

Instead, we've focused on building our business in the highly regulated space of equity crowdfunding. This means that, in addition to filing detailed public disclosures and independently audited financial statements each year, our execs need to submit to bad actor checks. As a company that is regulated by SEC and FINRA, everything we say needs to go through strict compliance review where lawyers verify the facts behind our statements. As an entrepreneur, it's a total pain, but the company is stronger for it.

While wave after wave of crypto-schemes have come and gone, we're still here -- building our business brick by brick -- leveling up each year to bigger and better things. And while there's no guarantee we'll be successful (this is startup investing after all, which means it's highly speculative, illiquid, and involves a high degree of risk), at least our investors can rest assured nobody is running off with their money.

****

Read the Offering Circular (https://bit.ly/r9-oc) and risks (https://bit.ly/r9-risks) related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

12.15.22

Round 9 Investors - Tonight is the Deadline to Confirm Your Name in the Credits of Nandor Fodor and the Talking Mongoose

The perk to have your name included in the "Special Thanks" credits for *Nandor Fodor and the Talking Mongoose* officially sold out for new investors on 12/13/22. If you made a round 9 investment on or before that date, you can confirm your name by going to legionm.com/credits and completing the form prior to the deadline of 12/15/22. We need to turn over the final list of names to the filmmakers later this week!

Once your name has been confirmed and your investment has been verified, you will receive an email from Legion M.

If you have any questions, please send mail to team@legionm.com.

ONWARD AND UPWARD!

12.14.22

Round 9 Investors - Deadline to Confirm Your Name in the Credits is Tomorrow!

The perk to have your name included in the "Special Thanks" credits for *Nandor Fodor and the Talking Mongoose* officially sold out for new investors on 12/13/22. If you made a round 9 investment on or before that date, you confirm your name by going to legionm.com/credits and completing the form prior to the deadline of 12/15/22. We need to turn over the final list of names to the filmmakers later this week!

Once your name has been confirmed and your investment has been verified, you will receive an email from Legion M.

If you have any questions, please send mail to team@legionm.com.

ONWARD AND UPWARD!

12.10.22

Last Few Days to Get your Name In the Credits (YOU MUST OPT-IN!)


Simon Pegg and Christopher Lloyd in *Nandor Fodor and the Talking Mongoose*

All good things much come to an end, and soon that will include the opportunity for Round 9 investors to have their names included in a "Special Thanks" section of the credits for *Nandor Fodor and the Talking Mongoose*. Talk about a bucket list opportunity -- who else do you know with their name immortalized in a film that includes Simon Pegg, Minnie Driver, Christopher Lloyd, Ruth Connell, and Neil Gaiman?

Not only do we have a very limited amount of space available, but we also have a tight deadline -- we need to get all the names confirmed and turned over to the filmmakers next week.

All Round 9 investments qualify, but **IN ORDER TO HAVE YOUR NAME INCLUDED, YOU MUST OPT IN AT LEGIONM.COM/CREDITS**. We can't just include your name with your opt-in -- we respect your privacy, we need your permission, and we want to ensure we're using the correct name (since many people invest using full legal names, trusts, etc). For more information, please go to https://legionm.com/credits.

FAQ

How long do I have?

Until all our space in the credits is gone. We have a very limited number of credits available, and our deadline to turn over the final list of names is next week. We're going to allocate names on a first-come-first-served basis until they are all gone.

How do I claim a credit?

Just make a Round 9 investment on StartEngine AND opt-in at legionm.com/credits before we run out of space in the credits.

I invested 2 months ago -- does that count?

Yes! All Round 9 (which launched in October 2022) investments count, so long as you also opt-in at legionm.com/credits before we run out of space in the credits.

I invested in a previous round -- does that count?

This offer is only for Round 9 investments. There's a good reason for that (which is described in detail below), but if you are an investor from a previous round you'll need to make a new Round 9 investment to participate. The good news is that we've lowered our minimum to just $40, making Legion M the lowest minimum investment for any company on StartEngine. We've worked really hard to make Round 9 as accessible as possible to both new and returning investors alike.

Why do I have to Opt-in?

We weren't able to secure this perk until after the round was already open, so we need all investors to OPT-IN and give us permission to include their name in the credits. We respect your privacy and also want to use the right name -- especially since many people invest using full legal names and/or names of trusts.

Can I give the credit to someone else?

When you fill out the form at legionm.com/credits, you are free to put in the name of a loved one. It's a great gift for the person who has everything.

Can I get multiple names in the credits?

Yes, but you'll need to make a separate investment and fill out the form at legionm.com/credits once for each name.

How will I know if my name has gone through?

We will send a confirmation email once we've confirmed your form submission and your investment.

I'm an investor from a previous round -- why can't I get in the credits?

This is a fair question. Our shareholders are at the center of everything we do. You own the company after all, and we work for you. In this case we're doing what we believe is in the best interest of you and all of our existing shareholders. Here's why:

To begin with, we don't have nearly enough space in the credits for the entire community, so the best we could offer is a chance for you to win a credit in a raffle. We considered that option, but ultimately decided this was a better use.

That's because WE BELIEVE THE BEST POSSIBLE THING LEGION M CAN DO FOR EXISTING INVESTORS IS BRING NEW INVESTORS INTO THE LEGION. Remember, this isn't a Kickstarter where your upside is the perks – it's an investment where your upside is your stock. If you invested $100 into the company, our goal is to turn that into **more** than $100. Hopefully a lot more. And we believe the single best way we can do that is to increase the size of our community.

Our goal isn't to be a community of 35,000 shareholders that gets cool perks – we're fighting to become a community of 1,000,000 with the power to shape the future of film and television.

All that being said, we recognize these perks are really cool, and the last thing we want to do is exclude investors from earlier rounds. That's part of the reason we worked so hard to lower the minimum investment for Round 9 to just $40, which is the *lowest minimum for any company in the history of StartEngine*. We've made Legion M as accessible as possible for both new and previous investors who want to participate in the amazing perks we've put together for Round 9.

If you have a question about your credit, please contact us.

Onward and Upward!

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.09.22

REMINDER: Round 9 Investors MUST OPT-IN to have your name included in the credits!



As you (hopefully) know by now, we have a very limited-time perk that allows Round 9 investors to have their name included in a "special thanks" section of the credits for Nandor Fodor and the Talking Mongoose. However, **YOU MUST OPT-IN TO PARTICIPATE**. We can't just include your name automatically -- we respect your privacy, we need your permission, and we want to ensure we're using the correct name (since many people invest using full legal names, trusts, etc).

This whole promotion has an extremely tight window -- we only have a few weeks from the day we got permission from the filmmakers to the day we need to supply the final list of names (next week!!!). We're doing everything we can to get the word out, but we know some people won't get the news, and it's going to break our hearts when people learn they missed out.

DON'T MISS OUT! OPT-IN TODAY AT LEGIONM.COM/CREDITS

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.08.22

PROJECT UPDATE: Rob Edwards (screenwriter of "Treasure Planet" and “The Princess and the Frog”) attaches to Legion M's "Defiant" project about Captain Robert Smalls

The news broke last week in Variety that screenwriter Rob Edwards will be attaching to the Legion M project in development, *Defiant.* Rob has been brought on board to write a graphic novel adaptation of this feature film in development, which details the incredible true story of Civil War hero Captain Robert Smalls.

Rob Edwards’ prolific 13 year writing career spans both features and TV. His credits include two classic films for Walt Disney Feature Animation, the Academy Award nominated *The Princess and the Frog* and *Treasure Planet*. He has also written projects for Showtime, Sony, Mofac, and Marvel Studios, consulted on *Tangled, Wreck-It Ralph,* and *Frozen*, and written/produced for iconic television shows including *The Fresh Prince of Bel-Air, Full House,* and *In Living Color*.



“Knowing the influence that Captain Robert Smalls has, it encapsulates so much more than his heroics during the Civil War. I wanted to be able to really dive in for a comprehensive retelling for people who aren’t familiar with his story. By working with Legion M and being able to expand this into a graphic novel before transitioning into a film, I think it’s a great way to introduce an American hero to so many new audiences.” - Rob Edwards

Collaborating alongside Legion M on the project are Marvin “Krondon” Jones III (*Black Lightning, Spider-Man: Into The Spider-Verse*), award-winning best-selling author Robert Blake Whitehill, the Wolper Organization (*Roots*) and legendary actor, director, producer and Legion M advisor Bill Duke (*Mandy, Predator, Black Lightning*).

Learn more about *Defiant*

Onward & Upward,

Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Greg, Prophetess, Clare, Ramona, Chris, Tyler, Olivia and the rest of the Legion M team

12.07.22

GOING FAST! Round 9 investors can opt-in to have their name included in the credits of 'Nandor Fodor and the Talking Mongoose'

Last weekend we announced a very special "bucket list" opportunity for some of our Round 9 investors to have their name (or the name of a loved one) included in a "special thanks" section of the credits for *Nandor Fodor and*

the Talking Mongoose, starring Simon Pegg, Minnie Driver, Christopher Lloyd, Ruth Connell, and Neil Gaiman.

Today we're here to tell you that this offer is not going to last long, and you MUST OPT-IN TO PARTICIPATE. We have a limited number of space available, and a fast-approaching deadline (next week!) to provide the filmmakers our final list of names. Credits will be assigned on a first-come-first-served basis until they are all gone, so if you want to snag one we encourage you to move fast.

IN ORDER TO GET YOUR NAME IN THE CREDITS YOU MUST COMPLETE BOTH OF THE FOLLOWING STEPS:

1. **MAKE A ROUND 9 INVESTMENT ON STARTENGINE**
2. **OPT-IN AT LEGIONM.COM/CREDITS**

Names will be assigned on a first-come-first-served basis according to the order that both of the above steps have been completed.

FAQ

How long do I have?

Until all our space in the credits is gone. We have a very limited number of credits available, and our deadline to turn over the final list of names is next week. We're going to allocate names on a first-come-first-served basis until they are all gone.

How do I claim a credit?

Just make a Round 9 investment on StartEngine AND opt-in at legionm.com/credits before the supply of credits are exhausted.

I invested 2 months ago -- does that count?

Yes! All Round 9 (which launched in October 2022) investments count, so long as you also opt-in at legionm.com/credits before the supply of credits run out.

I invested in a previous round -- does that count?

This offer is only for Round 9 investments. There's a good reason for that (which is described in detail below), but if you are an investor from a previous round you'll need to make a new Round 9 investment to participate. The good news is that we've lowered our minimum to just $40, making Legion M the lowest minimum investment for any company on StartEngine. We've worked really hard to make Round 9 as accessible as possible to both new and returning investors alike.

Why do I have to Opt-in?

We weren't able to secure this perk until after the round was already open, so we need all investors to OPT-IN and give us permission to include their name in the credits. We respect your privacy and also want to use the right name -- especially since many people invest using full legal names and/or names of trusts.

Can I give my credit to someone else?

When you fill out the form at legionm.com/credits, you are free to put in the name of a loved one. It's a great gift for the person who has everything.

Can I get multiple credits?

Yes, but you'll need to make a separate investment and fill out the form at legionm.com/credits once for each name.

How will I know if my credit has gone through?

We will send a confirmation email once we've confirmed your form submission and your investment.

I'm an investor from a previous round -- why can't I get a credit?

This is a fair question. Our shareholders are at the center of everything we do. You own the company after all, and we work for you. In this case we're doing what we believe is in the best interest of you and all of our existing shareholders. Here's why:

To begin with, we don't have nearly enough credits for the entire community, so the best we could offer is a chance for you to win a credit in a raffle. We considered that option, but ultimately decided this was a better use.

That's because WE BELIEVE THE BEST POSSIBLE THING LEGION M CAN DO FOR EXISTING INVESTORS IS BRING NEW INVESTORS INTO THE LEGION. Remember, this isn't a Kickstarter where your upside is the perks – it's an investment where your upside is your stock. If you invested $100 into the company, our goal is to turn that into **more** than $100. Hopefully a lot more. And we believe the single best way we can do that is to increase the size of our community.

> ***Our goal isn't to be a community of 35,000 shareholders that gets cool perks – we're fighting to become a community of 1,000,000 with the power to shape the future of film and television.***

All that being said, we recognize these perks are really cool, and the last thing we want to do is exclude investors from earlier rounds. That's part of the reason we worked so hard to lower the minimum investment for Round 9 to just $40, which is the *lowest minimum for any company in the history of StartEngine*. We've made Legion M as accessible as possible for both new and previous investors who want to participate in the amazing perks we've put together for Round 9.

If you have a question about your credit, please contact us.

Onward and Upward!

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.03.22

Limited Availability New Perk - Get your name in the credits of a Simon Pegg/Minnie Driver/Christopher Lloyd Movie!



Simon Pegg on the Set of 'Nandor Fodor and the Talking Mongoose'

NEW ROUND 9 PERK: GET YOUR NAME IN THE CREDITS!

Legion M is proud to be an Executive Producer of Simon Pegg's upcoming movie *Nandor Fodor and the Talking Mongoose*. To celebrate, we've secured a limited opportunity for some of our Round 9 investors to have their names included as a "Special Thanks" in the credits!

Any Round 9 investment qualifies, meaning that for as little as $40 you can get stock in Legion M and have your name (or the name of a loved one) immortalized in the credits of a film featuring Simon Pegg, Minnie Driver, Christopher Lloyd and Ruth Connell. You'll even get a code for a Fandango ticket to see the film (or another Legion M release) in theaters!

Note ALL round 9 investments – including those made prior to this announcement – are eligible for this offer. However the number of credits available are limited, and will be assigned on a first-come-first-served basis.

CREDITS ARE NOT GIVEN AUTOMATICALLY. AFTER MAKING YOUR INVESTMENT YOU MUST MUST FOLLOW THE STEPS LISTED AT https://legionm.com/credits TO RECEIVE A CREDIT.

NOTE TO EXISTING INVESTORS

Whenever we announce a new perk like this, we frequently get questions like "What about investors from the previous rounds? How come we don't get a credit?"

This is a fair question, and the answer is simple:

We believe the BEST POSSIBLE THING Legion M can do for our existing investors is find creative ways to bring NEW investors into the Legion. Remember – this isn't a Kickstarter where your upside is the perks – it's an investment where your upside is real money. If you invested $100 into the company, our goal is to turn that into more than $100. Hopefully a lot more. And we believe the single best way we can do that is to increase the size of our community.

Our goal isn't to be a community of 35,000 shareholders that gets cool perks – we're fighting to become a community of 1,000,000 with the power to shape the future of film and television.

All that being said, we recognize that these perks are really cool, and we don't want to exclude investors from earlier rounds. That's part of the reason we worked so hard to lower the minimum investment for Round 9 to just $40, which is the lowest minimum for any company in the history of StartEngine or Wefunder. We've made Legion M as accessible as possible for previous investors who want to participate in the amazing perks we've put together for Round 9.

Hopefully this explains our reasoning in creating our rewards program. If you have any feedback, feel free to drop us a line at team@legionm.com.

ONWARD AND UPWARD!

The Legion M Team

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

12.01.22

BREAKING NEWS: Neil Gaiman to voice 'Gef' in "Nandor Fodor and the Talking Mongoose"


NANDOR
FODOR
AND THE
TALKING MONGOOSE

The news broke today on **Deadline** that Neil Gaiman, the Hugo award-winning author whose books and graphic novels have been adapted into series including *Good Omens* (Amazon), *Sandman* (Netflix), and *American Gods* (Starz), has been cast as the voice of "Gef" the talking mongoose in the upcoming Simon Pegg film, *Nandor Fodor and the Talking Mongoose* that Legion M is involved with as an equity investor and Executive Producer.

The article quotes *Nandor* co-producer (and Legion M collaborator) Clare King to say: "Neil is one-of-a-kind and his creativity is unlimited. This is such an integral part to the film and we truly needed somebody who could bring an impactful and effective energy to the voice of the mongoose. It's been such a fun time getting Neil involved and we're so excited for the moment audiences hear his take on the fabled mongoose, Gef."



I first read about Gef, the mysterious talking mongoose when I was at school, in a book of true-life ghost stories. I never thought I'd find myself narrating a film about his exploits, or indeed, providing his voice. But the chance to work with old friends like Simon Pegg and Minnie Driver was irresistible, and I hope very much I have managed to do the mysterious mongoose justice. - NEIL GAIMAN

We're thrilled to welcome Neil aboard this epic dark comedy and we can't wait for you to see it in 2023!

Onward & Upward,

Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Greg, Prophetess, Clare, Ramona, Chris, Tyler, Olivia and the rest of the Legion M team

11.22.22

New Project Announcement - Tobor: Family Destroyer

The year is 2023.

An assassin robot is sent to neutralize the future leader of the human resistance (a teenage girl living in suburban New Jersey), and systematically destroys her life...

...by dating her mom.


TOBOR:
Family Destroyer
created by: Eric Paperth & Tyler March

Legion M is excited to announce that we've partnered with Eric Paperth and Tyler March of Tiny Little Cartoons to bring you an animated series unlike any other: *Tobor: Family Destroyer*. Tobor explores the emotional tug of war that happens when your single parent suddenly isn't so single. In many cases, when an outsider joins your family, it can feel like they're trying to destroy it. This show is an exercise in working out those interpersonal issues through cartoons, and it's for all the people whose families aren't so perfect.

Tobor: Family Destroyer was created by Eric Paperth and Tyler March of Tiny Little Cartoons. Their visual style and comedic voice is highlighted through multiple Channel 101 primetime shows, and content they've written and produced for FOX's AOK, Cartuna, TruTV, Bleacher Report, and more. Their most recent short, *Sucks To Be The Moon,* premiered at Fantastic Fest 2022.

Legion M is attached to produce the animated series, and expects to begin pitching to buyers in the next several months.

For more information, check out the project page for *Tobor: Family Destroyer*.

Onward & Upward,

Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Greg, Prophetess, Clare, Ramona, Chris, Tyler, Olivia and the rest of the Legion M team

11.19.22

Congratulations to the Equity Crowdfunding Awards FOUNDERS OF THE YEAR!


2022 EQUITY CROWDFUNDING AWARDS
HIGHLIGHTING EXCELLENCE AND INNOVATION IN COMPANIES DRIVING THE INDUSTRY FORWARD.
Congratulations to
JEFF ANNISON &
PAUL SCANLAN
"Founders Of The Year"
Award Winners

Legion M won an award! Congratulations to our fearless co-founders Jeff Annison & Paul Scanlan who won "Founders of the Year" at the Kingscrowd Equity Crowdfunding Awards in LA this past week.

As a company that's been innovating in equity crowdfunding since the very beginning (we launched one of the very first Reg CF offerings in history the morning of May 16, 2016 -- the day the new law went into effect), it's nice to be recognized. And after 7 years of fighting in the trenches to open the gates of Hollywood, it's nice to know we've still got it!

Thank you to everyone who's made this journey possible by coming along for the ride. We can't wait to see where it goes...as far as we're concerned, they ain't seen nothing yet!

Onward and Upward!

11.18.22

First Closing Update - What to do if Your Investment Was Cancelled

Round 9 is open and StartEngine is in the process of completing our first rolling close, allowing us to onboard nearly 2,000 Round 9 shareholders into the company. For those that are new, WELCOME TO THE LEGION! For returning investors, thank you again for your vote of confidence -- it means a lot to us when those who know us best decide to double down.

Unfortunately, while going through the closing process, nearly 100 investors had their investments cancelled by StartEngine. If your investment was cancelled, somebody from the StartEngine team should be reaching out with more information. There was initially an automatic email sent out to some investors telling them that Legion M had decided to cancel their investment, but that is not the case -- in most cases the investments were cancelled due to incomplete answers to the "suitability questionnaires" StartEngine requires every investor to complete. If this is the case, you are welcome to resubmit your investment, but please be sure to finish the questionnaire.

In case you are wondering, your answers to the questions on the "suitability questionnaires" are completely confidential. They are not even shared with Legion M. The questionnaires are an investor protection measure -- as

the broker of our Round 9 offering, StartEngine is required by the SEC & FINRA to ensure that investors understand the risks of investing in a startup like Legion M.

If you have any questions or concerns, feel free to reach out to StartEngine at contact@startengine.com or Legion M at team@legionm.com and we'll be happy to get you sorted out. We apologize for the inconvenience this has caused for the investors who were affected.

Onward and Upward!

11.04.22

Results of Survey on Terms for Round 9.

Prior to the opening of Round 9 we released a poll that gave our community a preview of the proposed terms, and a chance to provide their feedback. Now that Round 9 is open, we thought it might be interesting to share some of the results from that survey.

As of this writing, we've had over 3,400 responses, primarily coming from existing investors in Legion M.


I am...
Answered: 3,476 Skipped: 7
...new to Legion M 2% (69)
...a member/follower of Legion M (but not investor) 6% (193)
...an existing Legion M investor 92% (3214)

We asked respondents to rate the progress Legion M has made since Round 8 opened on a scale of 1 (the company is underperforming compared to my expectations) to 5 (the company is killing it!). The results can be seen in the chart below:


How would you rate the progress Legion M has made over the last 10 months?
Answered: 2,793 Skipped: 689
1 - The company is underperforming compared to my expectations. 1% (39)
2 2% (49)
3 16% (434)
4 40% (1104)
5 - The company is killing it!! 42% (1167)

We asked people to rate different aspects of our proposed Round 9 terms on a scale of 1 to 5. Here's how they rank below, with numbers showing the % of people who rated them positively (4 or 5) vs. negatively (1 or 2).

- $40 Minimum investment (78% positive, 5% negative)
- Free Movie Ticket with every investment (68% positive, 10% negative)
- Free Legion M Gift Card with investments over $100 (70% positive, 6% negative)
- Bonus Shares for investments $250 and up (79% positive, 5% negative)
- Bonus Shares for existing Legion M investors (91% positive, 2% negative)

We asked people what they thought of the proposed share price of $1.65 per share (post split):


Based on the information above, I think the Round 9 Share Price...
Answered: 2,658 Skipped: 824
...seems just about right.
79%
...seems too low.
17%
...seems too high.
4%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Finally, when asked about liquidity, most of our shareholders expressed a great deal of patience. Only 33 (out of more than 2,400 who answered the question) told us that they would sell their shares right now if they could.



Legion M (and startups in general) are typically considered long-term investments. If you are an existing Legion M shareholder, what is your time horizon for wanting to sell your shares?
Answered: 2,417 Skipped: 1,065
N/A -- I don't own any Legion M shares 3% (84)
I'm not sure 8% (195)
You'll need to pry them out of my cold, dead hands 12% (284)
I'd sell my shares now if I could 1% (33)
I'm patient, but would love to cash out within a few years 20% (487)
As long as it takes. I'm in it for the long haul 55% (1334)

As with all data, this should be taken with a grain of salt. Overall the feedback was very positive, and the fact that so many of our shareholders took the time to fill out a survey like this is promising. That said, surveys like this don't capture data from many important audiences, including current investors that aren't receiving our emails, or are not interested in taking surveys. It also doesn't capture the sentiment of one of the most important audiences of all -- new investors we're hoping to bring into the Legion in Round 9.

That said, this sort of feedback was very helpful in the complicated but critical task of finalizing terms for Round 9. We know that for Legion M to succeed we must balance the interests of our existing shareholders -- the ones responsible for where we are today -- with the interests of the new investors needed to get us where we need to go tomorrow. Our goal is to provide terms that are attractive to the large investors who will pore over our financial data as well as all the small or first-time investors who invest $40 on a whim. Ultimately, we need to do whatever gives us the best chance of achieving our goal of 1MM shareholders, and a building company with an ability to help shape the future of Hollywood!

10.28.22

Bonus Shares for Existing Investors

The journey of a startup can be long and treacherous, and requires a great deal of patience from all involved. We're shooting for the stars with Legion M, and are humbled and thankful to have so many investors at our side.

As you are probably aware, Round 9 is officially open. While there is no requirement or expectation that our existing investors will invest in subsequent rounds, we know from experience that many want to. As a special thank you for those that do, we've added a **reward that gives existing investors an additional 5% Bonus Shares IN ADDITION TO any other rewards available**.

Note that we offered the same bonus in Round 8, but due to the pre-split price (and the fact that we can't issue fractional shares), the only way to benefit was to invest at least $300. Thanks to the stock split, in Round 9 you can benefit from the "Existing Investor Bonus" for an investment as low as $40.

To claim the Investor Bonus you must make your new investment using the same email address that is associated with your current investment being held on the KoreConX platform (which is the same one you used when you made the original investment – if you have any trouble please email team@legionm.com for assistance). Once you are logged into StartEngine with that email address, the discount will automatically appear on the checkout screen:



1. Investment Amount

Investment Amount	$41.25
Fees	+$1.44
Total	**$42.69**
Base Share Count	25
Legion M Investor Bonus (5%)	+1
Total Share Count	**26**

The Legion M Investor Bonus will show up during checkout ONLY if you are logged into an account that is using the same email address as your previous investment.

If you have any questions or troubles, please don't hesitate to reach out to team@legionm.com and Brandi will be happy to help get you sorted out. Otherwise, THANK YOU again for being a part of Legion M.

Onward and Upward,

-Legion M Team

10.26.22

Reflecting On 1 Year With William Shatner

What does Bill think about Legion M? We asked him...

ROUND 9 IS NOW OPEN!

So…what's it like working with Captain Kirk?

One year ago, William Shatner joined our advisory board. At the time we didn't know what to expect. Bill's a cultural icon, but what would he be like as an advisor? What's it like to work with Captain Kirk?

After 12 months of working closely with Bill on a number of projects, we've been absolutely blown away. To start with, he's a 91 year old man who works as hard (or harder) than anyone in the business. He's early for every call, and busier than he's ever been. He's sharp as a tack and one of the most "present" people we've ever met (when you are talking, he is always listening, thinking, and questioning). He's thoughtful, curious, and passionate.

Most of all, he's driven with an urgency to move forward. You might think that someone with a lifetime as rich as his would be content reflecting on the past, but Bill is relentlessly focused on the future. He's less likely to be talking about what happened 10 years ago than what could be happening 10 years from now. And he's committed to using the time he has left – every last second – to make as large an impact as possible on the world.

In the op-ed that was published shortly after we announced our agreement, Bill says:

> *After returning from space, what excites me most about [Legion M] is their mission to UNITE. We live in an age when so many things are pulling us apart. Our politics, our media, and our technology are all optimized to exploit our differences. But when you look down from 300,000 feet, all that falls away. What remains is an appreciation of the word "humankind", and fierce desire to work towards a future defined by things that bring us together instead of those that tear us apart.*

Those are not empty words. We've seen firsthand the passion and energy Bill brings to the causes he cares most about.

We've got one project we've already announced with Bill (a biographical documentary that will be financed and owned by fans), and another that is gestating which we hope to be able to talk about soon. In the meantime, we're thrilled and honored to be working with someone whose passions and energies align so well with our own. We just hope we can keep up.

Onward and Upward!

-The Legion M Team

ROUND 9 IS NOW OPEN!

If you are considering investing in Round 9, you should know that startup investments like Legion M are speculative, illiquid and involve a high degree of risk. Statistically, most startups fail -- and when that happens investors can lose their entire investment. You should never invest more than you can afford to lose.

But if you can afford to risk at least $40 and want to swing for the fences, every great disruption starts with those willing to take a chance on something new. With risk comes potential for reward, and fortune favors the bold.

Read the Offering Circular (https://bit.ly/r9-oc) and risks (https://bit.ly/r9-risks) related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

10.15.22

ROUND 9 IS NOW OPEN. WHAT'S CHANGED SINCE ROUND 8?


LEGION M
THE FAN-OWNED FUTURE
OF FILM AND TELEVISION
verified
by crowdcheck

ROUND 9 IS NOW OPEN.

WHAT'S CHANGED SINCE ROUND 8?

Yesterday we were delighted to announce that Legion M's 9th round of fundraising is OFFICIALLY OPEN. It's been just over 1 year since round 8 opened, so we figured it was worth taking a moment to talk about what's changed since then.

MAJOR HIGHLIGHTS (AND 1 MAJOR LOWLIGHT) OF EVERYTHING THAT'S HAPPENED SINCE ROUND 8:

WILLIAM SHATNER

William Shatner joined our advisory board, posting an op-ed for Slashfilm which is worth a read if you haven't already. After working with Bill for nearly a year, we can tell you that he's been an amazing addition to the company. At 91 years old, he's sharp as a tack and works as hard (or harder) than anyone in the business. He also understands the power of fans better than just about anyone, writing:

> *"People point out all the time that fans are responsible for my career. The fact is, fans are responsible for my entire industry. Take the fans away and the collective value of every company from Netflix to Walt Disney Studios drops to zero. That's why the idea of a fan-owned company is so powerful, and why I decided to become a Legion M shareholder and advisory board member, joining their quest to unite one million people as shareholders of the company."* Read More

SIMON PEGG & NANDOR FODOR
We made a production investment and joined as executive producers for *Nandor Fodor and the Talking Mongoose*, an upcoming feature film starring Simon Pegg, Minnie Driver, Christopher Lloyd, Ruth Connell, Tim Downie, Paul Kaye, and Gary Beadle. We supported the UK shoot, and were even able to secure a number of set visits and walk-on roles for Legion M investors. We brought Minnie Driver and Ruth Connell out to San Diego Comic Con (along with director Adam Sigal) for an epic Ballroom 20 (which seats up to 4,800 people!) panel. The film is in the final editing stages as we speak, with an expected premiere sometime in 2023.

THE MAN IN THE WHITE VAN
We wrapped principal photography on *The Man In The White Van*, an elevated true-crime thriller starring Sean Astin, Ali Larter, Madison Wolfe, Brec Bassinger and Skai Jackson. Based on true events, *The Man In The White Van* is a cautionary tale about the origin story of one of our greatest fears. This film, produced by Legion M and Garrison Film, featured a number of Legion M investors working on the set (due to Covid protocols we weren't allowed to bring investors in for set visits) and is expected to premiere in 2023.

KIT HARINGTON & MARY'S MONSTER

We made a development investment and joined as executive producers for *Mary's Monster*, a development-stage film with Clara Rugaard and Kit Harington attached, along with BAFTA-award-winning (best drama series) director Farren Blackburn (if you aren't familiar with the BAFTAs, they are the UK equivalent of the Oscars/Emmys). *Mary's Monster* is a wonderfully unique take on the story of Mary Shelley, who as an 18 year old woman wrote "Frankenstein," a work that many consider to be the grandfather of all science fiction novels. While this project has not yet secured funding, if successful it could become one of Legion M's largest projects to date.

THIS IS NOT FINANCIAL ADVICE

We made a production investment and joined as executive producers for *This is Not Financial Advice*, a documentary from the amazing team at Optimist about the new frontiers of retail investing, including the rise and fall of the "Dogecoin Millionaire." This is a wonderful documentary in that it's not just entertaining, but also

enlightening for anyone trying to navigate investing in 2022. We're planning to partner with the Optimist team and some of the financial influencers featured in the film to host a series of panels designed to shed light on the opportunities and pitfalls of the broad array of "asset classes" that have expanded beyond stocks and bonds to include everything from equity crowdfunding and fractional ownership to crypto, NFTs, and the Metaverse.

WILLIAM SHATNER DOCUMENTARY

We partnered with the award-winning filmmakers at Exhibit A (the people who made *Memory: The Origin of Alien*) to make a documentary about William Shatner. We also announced that this project will be entirely financed by fans who will have the opportunity to invest directly in the movie with a return tied exclusively to the revenue generated by the film. We haven't announced final terms yet, but if you are interested, you can sign up to make a reservation today. Since Legion M is producing the film, all of our investors already have a stake in the project, but we're excited to open up the opportunity for fans to invest directly in a Legion M project with the potential to earn a near-term ROI based on the success of the film (as opposed to Legion M, which provides a long-term ROI based on the success of the company). If this project proves successful, it's possible we'll do more of these types of investments in the future.

MARVIN JONES III & CAPTAIN SMALLS

We announced that Marvin Jones III (*Black Lightning, Spiderman: Into The Spiderverse*) joined the producing team for Legion M's in-development feature *Defiant*, which tells the amazing true story of Captain Robert Smalls. Marvin joins Legion M, the Wolper Organization (*Roots*), and legendary actor, director, producer, and Legion M advisor Bill Duke (Mandy, Predator, Black Lightning). Stay tuned for more exciting updates on this project coming soon!

DEVELOPMENT UPDATES

We made a number of other announcements about development projects, including:

- We announced that screenwriter Ashley Miller (Thor, X-Men: First Class, DOTA: Dragon's Blood) has attached to write a screenplay for our development project *The Gray Area*, which was created by Glen Brunswick and comic book legend John Romita Jr. (*The Amazing Spider-Man, Iron Man, Kick-Ass*).
- We announced a partnership with New York Times Bestselling author and journalist Jeff Yang to add *Tales of the Moonlight Cutter* to our slate of development projects.
- We announced that Legion M was partnering with writer/director (and Iraq combat veteran) Kyle Hausmann-Stokes to produce *My Dead Friend Zoe*, a feature film based on his award-winning short film.
- We announced *The Legion of Comedy*, a development project to create a next generation comedy TV series and platform designed to harness the insights and creativity of the crowd..

STOCK SPLIT

We implemented a 10-for-1 stock split (which was approved overwhelmingly by shareholders earlier this year), transitioning every one share owned by Legion M shareholders into ten shares. For more information, please read this blog post.

LEVELING UP

We continue to evangelize Legion M with high-impact speaking opportunities, including CEO Paul Scanlan's TEDx talk in London, and Legion M's Jeff Annison and David Baxter hosting our first ever Hall H panel (seating capacity 6,500!) at San Diego Comic Con with Kevin Smith and William Shatner.

SETBACK FOR OUR STREAMING SERIES

While most of our news over the past year has been positive, we did have a setback on our streaming series, when we were informed that the streamer who bought it had cut it from their slate. We're currently in the process of trying to negotiate a "turnaround agreement" that will allow us to take the project to other potential buyers.

REVENUE MILESTONE

We made over a million dollars in revenue for the first time in company history in 2021. As an early-stage company, we're not focused on revenue, and frequently trade short-term revenue for opportunities we believe will deliver long-term strategic value -- for more information, we encourage you to read the analysis in our offering document. That being said, we're proud to have broken the million-dollar barrier, and have demonstrated an ability to earn revenue from a diverse array of revenue streams – even at this early stage.

RECORD-BREAKING ROUND

We sold a Legion M record of $3MM worth of shares in just over 3 months during Round 8. We then went back to the SEC, increased our round cap to $3.85MM, and maxed it out yet again. When the dust settled, Round 8 ended as our most successful round ever. With over 35,000 shareholders, Legion M is one of the most successful equity crowdfunded companies in JOBS Act History.

ONWARD AND UPWARD!

As **we open Round 9**, we look forward to the next stage of Legion M's growth and development. Whether you decide to invest or not, THANK YOU for being part of our community, and joining us on this journey. While there's no telling where it will end, it's going to be a hell of a ride!

-The Legion M Team

Please read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

10.14.22

Round 9 Is Now Open!


ROUND 9 IS NOW OPEN!
INVEST NOW ON
start engine

Today we're thrilled to announce that **Legion M's 9th Round is officially open on StartEngine**! We couldn't be more excited, as we've worked hard to secure some amazing perks for this round. We also have a new minimum investment of just $40, which makes Legion M more accessible than ever before.

To see the complete terms and all the rewards, please check out our new and improved StartEngine profile. You can also review the complete offering document on file with the SEC (which includes detailed analysis and financial statements) using the link below.

Whether you choose to invest or not, **thank you for being part of the Legion M community**. What we're attempting is hard (things worth doing always are), but we know that when we unite we can do anything.

Onward & Upward,

Paul Scanlan and Jeff Annison

Cofounders, Legion M

Read the **Offering Circular** and **risks** related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. You should never invest more than you can afford to lose in Legion M (or any startup).

10.11.22

The 10-for-1 Stock Split Is Complete

We're pleased to report that last week KoreConX completed their implementation of the 10-for-1 stock split approved by shareholders earlier this year. There is nothing you need to do, but if you'd like you can login and view your shares at https://legionm.koreconx.com/login#/. *IF YOU NEED HELP LOGGING IN TO SEE YOUR SHARES, PLEASE CONTACT TEAM@LEGIONM.COM.*

WHAT DOES THIS MEAN?

If you are not familiar with a split, it simply means that every single share of Legion M was converted into 10 shares. For example, if you previously owned 10 shares, you've been issued 90 additional shares so you now own 100. If you previously owned 100 shares, you've been issued 900 more so you now own 1,000. In short, all of our shares were multiplied by 10, resulting in 10x the shares at 1/10 the value.

If you'd like more information about what a split is, please **read this blog post**.

IS THERE ANYTHING I NEED TO DO?

No. Everyone's shares have automatically been split. If you'd like to see the split, you can login to KoreConX, but there's no requirement that you do so, and nothing that you need to do.

WHAT SHARES/INVESTORS ARE AFFECTED?

All shares and shareholders were included, and all were treated exactly the same.

HOW DOES THIS AFFECT THE VALUE OF MY INVESTMENT?

It doesn't affect the overall value of your investment at all. Since it occurred exactly the same way for every share/shareholder, it has no effect on the value of your total holdings, the % of the company you own, your voting power, etc. It's simply the equivalent of trading a $10 bill for ten $1 bills – the denomination changes, but not the total value.

HOW WAS THE SPLIT IMPLEMENTED?

KoreConX implemented the split by issuing 9 new shares for every existing share owned. All the newly issued shares show a price of $0 in order to preserve the original valuation of your investment. So for example, if you purchased 10 shares in Round 5 for $100 (at a price of $10 per share), you now own 100 shares for that same $100, at a post-split adjusted price of $1 per share. The transaction date for all split shares was 7/15/22, which is the date the split officially went into effect.

WHAT IF I HAVE MULTIPLE INVESTMENTS?

KoreConX issued split shares for each individual investment, so if you have multiple investments in Legion M, you will also have multiple batches of new split shares. You can see an example of this in the screenshot below, which shows the KoreCon portfolio of an investor that has a Round 1 investment of 14 shares, and a Round 4 investment of 11 shares.


All split shares have $0 price per share, and issue date of 7/15/22
Split Shares from Round 1 (9 x 14 = 126 new shares)
Split Shares from Round 4 (9 x 11 = 99 new shares)
Round 4 Investment
Round 1 Investment
Shows the price per share and purchase date of original purchase

WHY ARE THERE DIFFERENT PRICES IN KORECONX FOR MY DIFFERENT INVESTMENTS? WHY DOESN'T IT SHOW THE CURRENT "MARKET PRICE"?

KoreConX shows the price you paid for the shares – not their current value. Since Legion M isn't actively traded, the notion of a "market price" isn't really appropriate. For example, our split-adjusted Round 8 price was $1.50 per share, and we had over 7,500 investments that validated that price. But since there isn't a market where you could easily sell your shares, it would be misleading to call it the "market price". Someday we hope to IPO so that Legion M shares will have a market price just like shares of publicly traded companies, but until then the KoreConX interface is useful in helping you keep track of how much you paid for your shares.

HOW DOES THIS AFFECT THE "PRICE PER SHARE" FROM EARLIER ROUNDS?

Since you now have 10X the shares, the "price per share" we list in our financial documents is now 1/10th what it originally was. You can see this illustrated in the table below.

ROUND	OPEN DATE	ORIGINAL PRICE	POST-SPLIT PRICE
ROUND 1	March 2016	$7.00	$0.70
ROUND 2	March 2017	$7.47	$0.747
ROUND 3	May 2018	$8.32	$0.832
ROUND 4	October 2018	$8.88	$0.888
ROUND 5	July 2019	$10.00	$1.00
ROUND 6	November 2019	$10.65	$1.065
ROUND 7	August 2020	$14.28 to $11.42 depending on bonus shares	$1.428 to $1.142 depending on bonus shares
ROUND 8	October 2021	$15.00 to $12.50 depending on bonus shares	$1.50 to $1.25 depending on bonus shares.

WHY DO SPLIT SHARES SHOW UP AS $0? ARE THEY WORTH THE SAME AS OTHER SHARES?

Please keep in mind that the KoreConX interface shows the ***price you paid***, not the ***current value*** of each share. There's no difference between the split shares you were issued and the shares you paid for (or received as bonus shares). A share is a share is a share.

IS THE SPLIT GOOD OR BAD FOR EXISTING INVESTOR?

Neutral. Everyone's shares were split the exact same way, so it has absolutely no impact on the value of your holdings, the % of the company you own, or your voting rights. It's the equivalent of exchanging a $10 bill for ten $1 bills – you still have the exact same amount of value before and after.

HOW CAN I SEE MY SPLIT SHARES?

You can login and view your shares at **https://legionm.koreconx.com/login#/**. Note that if you have any trouble, or need help setting up your KoreConX account, please send mail to **team@legionm.com** and Brandi will help you out.

WHY ARE THE SHARES BEING SPLIT?

Earlier this year we held a shareholder vote on a proposal for the 10-for-1 split. If you are interested to see the arguments for and against (or understanding what a split is), **please read this blog post**. We left the decision entirely up to our equity crowdfunding shareholders, with the shares owned by founders, staff, and insiders pledged to respect the vote of the community. Ultimately, the split passed with over 96.5% of the shares owned by our community voting FOR the split.

I DON'T SEE THE SPLIT SHARES IN MY ACCOUNT, OR AM HAVING PROBLEMS UNDERSTANDING WHAT I SEE IN MY ACCOUNT.

Please send an email to **team@legionm.com**, and Brandi will be happy to look up your account and answer any questions you may have.

WILL THE SPLIT SHOW UP IN IN MY WEFUNDER OR STARTENGINE ACCOUNT?

No, the split only shows up in KoreConX, which is our official transfer agent.

WHAT IS THE DIFFERENCE BETWEEN KORECONX, STARTENGINE, AND WEFUNDER?

StartEngine and Wefunder are two platforms we've used that are registered with the SEC for the sale of shares via equity crowdfunding. The role of these platforms is simply the SALE of the shares. Think of it like Ticketmaster -- they are the one who sell you the ticket, but ultimately the venue and performer are the ones responsible for the show. If you login to your account on StartEngine/Wefunder you should be able to see your receipt and the contract you signed when you purchased.

Once your investment closes, your shares are held at another company (also regulated by the SEC) called a "transfer agent". This is the company that maintains our "Cap Table" -- the database of ownership that legally defines who owns shares (and how many). If you need to change your information (e.g. name, address, etc) or want to transfer your shares (e.g. because you sold them privately, or want to give them to your kids), that's where you go.

Our transfer agent from launch through Round 4 was a company called Carta, but a couple years ago we moved to KoreConX. At this time, all the Carta data was migrated into KoreConX.

Every Legion M shareholder has a free account (Legion M pays the fees) on KoreConX -- you can login to yours at: **https://legionm.koreconx.com/login#/**. Note that if you have any questions or issues with your KoreConX account (including if you need help setting up your account), please send mail to team@legionm.com and Brandi Plants can help get you sorted out.

THIS SEEMS COMPLICATED

It's definitely more complicated than anybody would like it to be. We hope to eventually get to a point where one can press a button to buy or sell Legion M shares the same way they do on RobinHood, E-Trade, or any other brokerage. Keep in mind that equity crowdfunding is still very new. It will mature eventually - for now you can take satisfaction in what an early-adopter/tastemaker you are. If Legion M is as successful as we hope to be, the extra work you've done to get in early should be well worth your while! 🙂

10.09.22

Breaking News: Screenwriter Ashley Edward Miller (Thor, X-Men: First Class, Dota: Dragon's Blood)

attaches to The Grey Area

Breaking news out of New York Comic Con today, as we announced a significant project update for The Grey Area, a comic book by Glen Brunswick and the legendary John Romina Jr. that Legion M is attempting to develop into a feature film.

Collider broke the news -- **read the article here!**

Onward and Upward!

-The Legion M team

09.30.22

Legion M's Paul Scanlan and Jeff Annison nominated for Equity Crowdfunding "Founders of the Year"

Congratulations to Legion M's Paul Scanlan and Jeff Annison for being nominated as Equity Crowdfunding's "Founders of the Year"! We think you are great of course, but nice to see others that feel the same way.

The awards are being determined by popular vote, which seems very appropriate for an industry built upon the idea of democratizing investment. If you'd like to **cast your vote** (voting ends tonight at midnight) there are nearly 20 different categories you can vote for at: **https://awards.startupstarter.co**. You can also learn about the upcoming Equity Crowdfunding Week Conference, which features an in-person and online lineup of panels and speakers focused on the future of equity crowdfunding.

Onward and Upward!

-The Legion M Team

09.28.22

Scout Films at Fantastic Fest...from the comfort of your living room!

If you are familiar with Legion M, you probably know about our **FILM SCOUT** app that we use to scout projects at festivals like Sundance and SXSW. If you are not familiar, you should **check out this link**, or read about it in **Variety** of **Forbes**. We think Film Scout a wonderful example of how Legion M can harness the power of our community for the benefit of the company and its shareholders.

It's also a lot of fun to play.

This year we've partnered with Fantastic Fest to be an official part of the largest genre film festival in the United States. We love Fantastic Fest, because while it nearly as large as Sundance or SXSW, it's a FANTASTIC film festival for fans of genre, sci fi, and horror movies (and general Alamo Drafthouse craziness). This video pretty much says it all:

One of the coolest things about Fantastic Fest this year is that they are offering an "At Home Edition", which makes many of the films from the festival available to watch in your own home. And, as an official partner of Fantastic Fest, we've scored a 20% discount for our community. To learn more about FF@Home 2022, just go to **this page**. If you like what you see, use the code **LegionMff@home22** when you **buy your badge** to get a 20% discount.

We're also the official merch partner for Fantastic Fest -- you can shop from the amazing line of products in the **Legion M Store**. So if you want, you can buy a shirt, get a badge, invite over some friends, and have a little fantastic fest of your own in your living room!

But whether you buy a badge or not, we invite you to download Film Scout on your **iOS** or **Android** device and join in the action. It's free to play, and we have almost 40 prize packages up for grabs, including thousands of dollars worth of gear, gift cards, and even badges to next year's festival. There are both skill based prizes and random drawings, so you can learn by being lucky or by being good.


FILM SCOUT
COMPETE FOR PRIZES AND GLORY
SCOUTING FILMS AT FANTASTIC FEST
Download on the App Store
GET IT ON Google Play
LEGION M

COMPETE FOR PRIZES AND GLORY SCOUTING FILMS AT FANTASTIC FEST

08.31.22

Proposed terms for Round 9 — please let us know what you think!


COMING
SOON

Legion M is gearing up for Round 9, and preparing our final filings to submit to the SEC. But before we launch, we want to give our community a chance to look at the proposed terms and share their feedback.

If you are considering investing in Legion M — or if you are just curious to see how your previous investment is doing — please give it a look and let us know what you think!

REVIEW PROPOSED TERMS

We're excited to kick off Round 9 soon, continuing our quest to unite 1 million fans as shareholders of Legion M. If you are interested in investing, **Round 9 reservations are now available at startengine.com/legionm**.

Onward and upward,

🔔 Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona, Chris, Tyler and the rest of the Legion M team

08.04.22

Round 8 Shirts and Pins are Now Available!

THANK YOU to all the investors who made Round 8 the largest in Legion M history! Thank you also for your patience as we worked through all the final closing details with StartEngine. We're excited to finally release the Round 8 shirts and pins!

We work hard to make these rewards as attractive as possible for our investors, while remaining as efficient as possible with company funds. Because while everyone loves free goodies, as an investor in the company it's one of the the last things you want your money spent on. We believe there's great value in providing gear like this that

our investors can wear with pride, but we also take steps (e.g. asking investors to pay for shipping, using preorders so we can produce exactly the number of shirts we need) to ensure we're doing so responsibly.



ROUND 8 SHIRTS
Every round 8 investment included a free Round 8 shirt as a reward. If you invested in Round 8, please check your inbox for an email with a discount code to claim yours. If you can't find it, check your spam folder (and add us to your safe-sender list!). The email came from orders@legionm.com and has the subject line: **Round 8 Investor Tees Now Available To Claim.**

The shirts cost $20 each, but by using the Discount Code included in your email you can claim one for free (not including shipping). If you made multiple investments, you should receive multiple codes. Unfortunately our system does not support multiple discount codes in a single order, so if you are trying to claim multiple free shirts you'll need to check out separately for each one, and then send an email to orders@legionm.com so we can combine the orders and refund any extra shipping you've been charged.

Note that this item is made to order (i.e. we collect all the orders first, and then produce only what we'll need). We expect it to ship in September.

ROUND 8 ENAMEL PINS

For those that are interested, we also have some Round 8 pins available. While high quality enamel pins like this typically sell for $10 -$20, we offer them for just $4.50, which is about what it costs us to design and produce them. We think the pins are a fun way to show off your Legion M pride, and a cool limited-edition collectible. Hopefully someday these little pins are highly sought after mementos from the early days of Legion M!

Like the shirts, these pins are made to order, and are expected to ship in September.


INVESTOR
8

You can check out these and all the other great Legion M products at https://shop.legionm.com/collections/investor-swag.

Onward and Upward!

The Legion M Team

07.20.22

PROJECT UPDATE: Setback for our Streaming Series

Note: This is a reposting of a Legion M Round 8 update originally posted July 15, 2022.

Legion M has been on a winning streak lately, but today I'm afraid we've got some disappointing news to report.

First, a story...

One of the earliest investors in MobiTV (the first startup Paul, myself, and Phillip Alvelda founded in 1999) was a highly distinguished individual named Bobby Ray Inman. Prior to becoming a venture capitalist, Bob was a 4 Star Admiral in the US Navy. He also served as Director of the NSA and Deputy Director of the CIA.

As a career military man, Admiral Inman was an imposing figure who commanded respect. And as one of our nation's top intelligence officials, he was extraordinarily smart. We're friendly with Bob now, but to be honest we were all a little afraid of him back then.

Bob taught us many things, and has had a huge influence on the entrepreneurs Paul and I are today. I recall during one of our first board meetings when he told us:

"Both good things and bad things are going to happen to this company - it's inevitable. You need to tell me both. I never get upset about bad things, but I get mad as hell when people don't tell me about them."

This statement summarizes the way Paul and I feel about sharing news with our community. As managers of the company, we work for you. Part of that means sharing the news -- good, bad, and ugly. And while most of the time we post updates to celebrate the good news, today we need to share some of the ugly.

Now, the news:

In August of 2021 Legion M signed a deal with a major streaming company for the sale of our first TV series. Due to confidentiality agreements we have not been able to reveal the the name of the series or the partner, but we've promoted it with statements like the following from our StartEngine profile:

- **We packaged and sold our first TV series!** In August of 2021 Legion M signed a deal with a major streaming company for the sale of an adult animated series. Due to confidentiality agreements we cannot yet reveal the name of the series or the partner, but the project is in development at the streamer with a release expected in 2023 (though it's always possible shows at this stage could be delayed or cancelled).

This project has been a big deal for Legion M. The long-form legal agreement took over 8 months to negotiate. The series was expected to contribute hundreds of thousands of dollars to Legion M over the coming years, with an opportunity to grow over time. Most importantly, this deal represented a significant inflection point, as Legion M graduated from the immeasurable ranks of producers ***attempting*** to package and sell a TV series in Hollywood to the much more exclusive community of producers who have ***successfully packaged and sold*** a TV series in Hollywood.

Since the deal was signed last August, the streamer has been working in earnest on the series. They staffed a writers' room and completed two full seasons of episode outlines (our deal was for 2 seasons of the series). After the first season's outlines were approved by the streamer, the writers completed the first full season of scripts. Everything seemed to be moving towards production starting later this year, with an expected release in 2023.

Until a few weeks ago when our streaming partner informed us that, in the course of making some difficult business decisions, they had to cut the project from their slate. Ugh.

They told us their decision was not due to any creative issues with the show, but because of a new mandate that changed the streamer's overall content strategy. These sorts of situations are all too common in Hollywood. If you follow the news, there's no shortage of "strategic changes" and show cancellations (animated and otherwise) reported in recent months. While it's extremely frustrating for those that have invested months or years of their lives into these projects, this is simply part of doing business in Hollywood. Our show isn't the first to get shelved due to a change in company strategy, and it certainly won't be the last.

What does this mean for Legion M?

While this is a disappointing setback for Legion M, we don't expect the impact to be too severe in the overall scheme of things. This is just one project -- we have dozens of others on our slate. The expected revenue would have been nice, but only represents a small portion of our overall run rate. As a company focused primarily on the long-term growth of our community and building competitive advantages, this feels more like a missed opportunity than a blow to our core business. And as we mentioned, these setbacks are all too common in Hollywood -- to be successful we must build a company capable of withstanding them.

It's also worth noting that while this particular deal with this particular streamer is dead, there is still reason to be hopeful about the project. Our creative and producing teams continue to be excited and committed to pushing the project forward. Our former streaming partner has indicated a willingness to negotiate a "turnaround agreement" that would allow us to take back the project (including the outlines and scripts) so we can try to sell it elsewhere. Since this series was not previously shopped (it was part of a "first look" deal that allowed our former streaming partner to lock it up before anyone else had a chance to see it), we believe there are other potential buyers in the marketplace.

No matter what happens from here, we feel like this project has already been instrumental in allowing Legion M to "level up" within the industry. We have a large number of new projects in development that we're hoping to sell. The milestone we reached with this deal – closing a deal for a series with a top streamer – still stands. We've proven that we can package and sell IP.

Bad luck may have scuttled this deal, but that will always be a risk outside our control. If we can continue executing on the things within our control, we're confident our breaks will come.

Onward and Upward,

Jeff, Paul, and the team at Legion M

07.20.22

Watch Legion M CEO Paul Scanlan on the TEDx Stage

Note: This is a reposting of a Legion M Round 8 update originally posted July 12, 2021.


"I am convinced, completely and utterly convinced, that global digital communities united with a purpose are the most powerful tools we have today to unify and to change the world."
-Paul Scanlan
Legion M Co-Founder & CEO
TEDx

Legion M's first TED talk is now available to watch! Legion M co-founder and CEO Paul Scanlan took to the TEDx stage in Soho (London, UK) to discuss the power of digital communities. His full talk, "Digital Communities: Our

Salvation Or Downfall?" discusses how innovations in technology, social media, and rapid globalization are impacting entertainment. Can one million fans change the face of Hollywood?

WATCH NOW

Thank you Paul for making us all proud and representing Legion M on the prestigious TEDx stage!

Onward and upward,

🍿 Legion M team

07.20.22

Breaking News: Legion M Uniting Fans to Crowdfund and Produce William Shatner Documentary with Exhibit A Pictures.

Note: This is a reposting of a Legion M Round 8 update originally posted June 30, 2022.

Lot's of news coming out today! We'll follow up with some analysis later, but for now we're just going to share the press release. This just hit the wire at 8AM PST, and already has been covered by Variety, Deadline, TheWrap, and Indiewire.

DEFINITIVE WILLIAM SHATNER DOCUMENTARY IN THE WORKS FROM LEGION M AND EXHIBIT A PICTURES

Fans to Have an Unprecedented Opportunity to Participate in Feature Film About the Life of the Celebrated Icon with Footage to Debut During Hall H panel at San Diego Comic-Con

For more information, or to make a non-binding reservation, please go to https://join.legionm.com/william-shatner-documentary/

San Francisco, CA - June 30, 2022 - Today Legion M and Exhibit A Pictures are announcing a new documentary directed by Alexandre O. Philippe, in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

In truly unique fashion, Legion M, the world's first fan-owned entertainment company, is allowing fans to invest directly in the project. Unlike a Kickstarter or IndieGogo campaign, these investors are doing more than just providing the funds to produce the film -- they also own a share of any potential profits the documentary earns. Investment terms have not been released yet, but beginning today fans can sign up to make a non-binding, no-obligation reservation HERE. Reservation holders will be the first to know when the offering opens, and will be given priority if it sells out.

The producers will be providing an early look at some of the footage on pop culture's biggest stage later this month during a Hall H panel at San Diego Comic-Con featuring William Shatner and moderated by actor/director/comedian Kevin Smith ("Jay and Silent Bob" franchise, "Clerks" franchise)

At 91 years old, William Shatner is an iconic actor, artist, and astronaut(!) best known for his legendary role in “Star Trek” as Captain Kirk that spanned nearly 30 years across film and television, as well as the titular character in “T.J. Hooker” and the television series, “Boston Legal.”

Said Bill Shatner: "For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn’t feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career -- it only seems right that they should own this doc."

Legion M is the first entertainment company designed from the ground up to be owned by fans. With more than 35,000 shareholders, the company has had a hand in developing, producing, and/or releasing nearly a dozen projects over the last 6 years, including COLOSSAL (starring Anne Hathaway, Jason Sudeikis), MANDY (starring Nicolas Cage), ARCHENEMY(starring Joe Manganiello) and recently wrapped production on the film NANDOR FODOR AND THE TALKING MONGOOSE (starring Simon Pegg, Minnie Driver and Christopher Lloyd).

Said Legion M co-founders Paul Scanlan and Jeff Annison in a joint statement: "From make-believe starship captain to a real-life rocketman, William Shatner has led one of the most unique and best-lived lives on the planet. While we all know him from his iconic roles, the REAL William Shatner is even more interesting. We're thrilled to be working with Alexandre and the top-notch team at Exhibit A, and excited to give fans around the world an opportunity to be a part of Bill’s legacy."

Dedicated to the appreciation and preservation of our global cinematic and pop culture heritage, Exhibit A Pictures specializes in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time. Alexandre O. Philippe, Kerry Deignan Roy and Robert Muratore are original founding partners of the US-based documentary film company, which first came together for the pop-culture breakout THE PEOPLE VS. GEORGE LUCAS (SXSW 2010). Since that time, the team has produced eight features, including DOC OF THE DEAD (SXSW 2014), 78/52: HITCHCOCK’S SHOWER SCENE (Sundance 2017), MEMORY: THE ORIGINS OF ALIEN (Sundance 2019), LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST (Venice 2019, Sundance 2020) and LYNCH/OZ (Tribeca 2022).

Said director Alexandre O. Philippe: "I grew up watching Bill Shatner on a black-and-white television in Switzerland. My first memories of him are from Columbo and The Twilight Zone. He is a modern Renaissance man. Ubiquitous. Unavoidable. His range as an actor (Roger Corman’s The Intruder, anyone..?) is as staggering as the depth of his wisdom and curiosity; and I couldn’t be more excited by this opportunity to craft an up close and personal portrait of a man who fascinates me, through some of the important themes he openly tackles in his most vulnerable autobiographical songs. This intimate film will illuminate little-known and rarely seen aspects of Bill’s career and philosophy, and also re-examine some of his most iconic roles and cultural moments through a brand-new lens."

Alexandre O. Philippe and Exhibit A Pictures are managed by Peter Van Steemburg of XYZ Films.

For more information, or to make a non-binding reservation, please go to https://join.legionm.com/william-shatner-documentary/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED WITH THE SEC AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF FILING.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

07.20.22

New Project Alert: THIS IS NOT FINANCIAL ADVICE

Note: This is a reposting of a Legion M Round 8 update originally posted June 9, 2022.

Over the past few years there has been an explosion in the number of ways an average investor can invest their money. In the "olden days" (i.e. 5-10 years ago) retail investing was a stuffy suit-and-tie sort of affair that felt inaccessible to most. The things available to invest in -- stocks, bonds, mutual funds, etc. -- had been well established for decades.

Today the barriers to entry are gone, and anyone can invest with a click on their phone. The world of assets you can invest in now includes things that were previously inaccessible (e.g. fine art, exotic cars, and even startup companies like Legion M) as well as things that didn't even exist a few years ago (e.g. crypto currency and NFTs).

Investors' biggest problem today isn't ACCESS to investment opportunities, but INFORMATION that allows them to separate the signal from the noise.

This is one of the big reasons that Legion M signed on as an executive producer for the upcoming documentary feature *This is Not Financial Advice*. Produced by the exceptional documentary team at Optimist, the film promises to "explore the psychology of investing through the story of the "Dogecoin Millionaire" (a guy who cashed out his life savings to invest in a joke cryptocurrency) and a generation of new investors powered by the internet and social media." In addition to being wildly entertaining, the documentary serves as an informative look at the investment landscape of today, contrasting some of the wildly different strategies investors employ as they attempt to conquer it.

As an executive producer, Legion M has made an equity investment in the production of the documentary with potential to earn revenue based on its performance. In addition, we have a marketing partnership in place in which Legion M will earn revenue and work with the Optimist team to promote the film.

The release date is TBD, but is expected to be sometime in late 2022 or 2023. We'll share more information once we've got it, but in the meantime you can learn more by visiting the landing page.

07.20.22

Kit Harrington joins the cast of "Mary's Monster"

Note: This is a reposting of a Legion M Round 8 update originally posted May 28, 2022.

In case you missed the email last week, we wanted to make sure you saw the exciting Legion M news out of Cannes Film Festival!

Kit Harington (*Game Of Thrones)* has signed on to *Mary's Monster*, a film Legion M is executive producing in conjunction with with James Corden’s production company Fulwell 73 & Rose Pictures. **Clara Rugaard** (*I Am Mother; Teen Spirit; The Rising*) has been cast in the lead role of Mary Shelley. BAFTA (the UK equivalent of the Academy Awards) award-winning director **Farren Blackburn** (*The Fades, Daredevil*) is attached to direct.

Casting Announced



Kit Harington (*Game Of Thrones*) has been cast as The Monster



Clara Rugaard (*I Am Mother; Teen Spirit; The Rising*) has been cast in the lead role of Mary Shelley



Ferdia Walsh-Peelo (*CODA; Sing Street; Vikings*) will play Mary's husband Percy Bysshe Shelley



Sebastian de Souza (*Normal People; The Great)* will play Lord Byron

Mary's Monster is a strikingly original, high-concept rock 'n roll take on Mary Shelley's mental struggle to write her seminal novel *Frankenstein*. This genre-busting film brings to life the monster like never before, appearing to Mary as the manifestation of her own fragile and damaged psyche. Re-imagining the anarchic, turbulent, hedonistic spirit of the Romantic era, *Mary's Monster* will redefine period film for the modern YA audience.

The film is seeking finance and distribution at the Cannes film market with Metro International and CAA Media Finance repping.

For the purposes of Legion M's financial reporting, this film is classified as a ***development project*** because it has not yet secured production financing. If you aren't familiar with the way Legion M defines our projects, here's a

description from our SEC filings:

Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g. showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors and other potential partners. The goal of development is typically to package a project for financing and/or sale so it can be produced.

In the case of *Mary's Monster*, Legion M has attached to the film as an Executive Producer. We've invested development money with a chance to earn a return if the film enters production. We also have a stake in the backend with potential to generate revenue based on the film's success, and are exploring the potential of merchandise and/or marketing partnerships.

Click the links below to learn more about the project, read the article on Deadline, and check out our discussion with director Farren Blackburn and Producers Rose Ganguzza (Rose Pictures), and Heather Greenwood (Fulwell 73).

LEARN MORE!

07.20.22

Legion M Executive Producing Simon Pegg / Minnie Driver Movie "Nandor Fodor and the Talking Mongoose"

Note: This is a reposting of a Legion M Round 8 update originally posted May 12, 2022.


Nandor Fodor and the Talking Mongoose stars Simon Pegg (left), Minnie Driver (middle), and is directed by Adam Sigal (right).

Last week Legion M announced a new feature film project: ***Nandor Fodor and the Talking Mongoose***. The movie -- directed by Adam Sigal -- tells the entirely true (seriously!) story of a Hungarian-American para-psychologist from the 1930's named Nandor Fodor who traveled to the the Isle of Man to investigate reports of a talking mongoose named Gef (pronounced "Jeff").

This week we're excited to release more information on the cast, led by the one and only Simon Pegg (*Star Trek, Shaun of the Dead, Hot Fuzz, Mission Impossible, Star Wars*) playing the lead role of Nandor Foder and Minnie Driver (*Good Will Hunting, Rosaline*) playing the role of Nandor's assistant "Anne". The cast is rounded out by Tim Downie (*Good Omens*), Ruth Connell (*Supernatural*), Paul Kaye (*Game of Thrones*), Gary Beadle (*In the Heart of the Sea*) and Drew Moerlin (*V/H/S*).

Deadline broke the story with an article that included a quote from Legion M:

"Our shareholders have made it made it clear they value original stories and storytellers," added Legion M's co-founder and President, Jeff Annison. "We couldn't be more thrilled to be working with Adam, Simon, and Minnie to bring this wildly imaginative story to the big screen." For more, **read the whole article on Deadline**.

Legion M is an executive producer on the film, with a multi-prong deal that includes an equity investment, marketing and sales support, on-set activations, and merchandising. We also have a limited number of set visits available for Legion M investors who can get themselves to Leeds, UK -- **click here to learn more**.

Like most film investments, Legion M's financial ROI will depend on the long-term success of the movie. We have multiple avenues from which to potentially generate revenue, including return on our equity investment, marketing fees, sales commissions, and merchandise. That said, we believe this is one of those projects that will pay off no matter how well the film does. That's because -- like all our projects -- we evaluate success not just by the revenue it generates (which is nice), but also its ability to grow the size of our community (which we believe is THE KEY to our long-term success) and help us "level up" to bigger and better projects. The opportunity to work closely with beloved icons like Simon and Minnie -- as well as an exciting emerging voice in director Adam Sigal -- is one we hope will pay off for years to come.

Onward and Upward!

07.20.22

Round 8 SOLD OUT! So what comes next?

Note: This is a reposting of a Legion M Round 8 update originally posted May 3, 2022.


sold out
ROUND 8

THANK YOU to each and every one of the 6,676 investors who made Round 8 the most successful in Legion M history. After selling out our initial cap of $3,000,000 earlier this year, we went back to the SEC and increased the cap to $3,850,000. Then in April it sold out again!

This is good news for ALL Legion M shareholders as it show our momentum is continuing to grow. We just released our 2021 annual report (more on that in a subsequent update), and feel more bullish than ever about where we're headed. We don't know the exact shareholder count yet (we won't until we get disbursement lists from StartEngine), but we expect to have over 35,000 shareholders. And we're just getting started...

Now that round 8 is complete we've got a lot of exciting announcements to make. Here's a quick preview of some of the things to come:

- **NEW PROJECTS**. We've got a bunch of great new projects to announce in the coming weeks, including some of our biggest and best projects yet!
- **STOCK SPLIT**. StartEngine has told us it could take up to 60 days for them to fully close out the round, but as soon as it does we plan to split the stock, exchanging 10 Legion M post-split shares for every 1 pre-split share owned.
- **WORLDWIDE TOAST**. Once the dust settles on Round 8, we'll schedule a "Worldwide Toast" livestream where we can all raise a glass to what we've accomplished, and all that is yet to come.
- **HOLLYWOOD READERS ROOM**. If you've taken the latest M-Pulse, you know what this refers to. If not, please take the latest M-Pulse!

As a fan-owned company, our strength comes from our size. For this reason, we believe that **growing the legion is the single most important thing we can do** to improve the company's odds of success. With a stated goal of 1 million shareholders, we expect that to include many more rounds of equity crowdfunding, starting with Round 9 which is expected to kick off later this year and has the potential to be the biggest push in Legion M history.

In the meantime, we just wanted to welcome all our new investors and say how honored we are to have you on the team. As you know, the Legion M staff is investing alongside you -- not just with our money (almost everyone at Legion M works for below-market salaries in exchange for options in the company), but also our blood, sweat and tears. We are incredibly humbled by each and every one of you who is willing to entrust us with your investment, and are committed to making the most of it -- for all our sakes. What we're doing has never been done before, but fortune favors the bold.

THANK YOU!
Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona and the rest of the Legion M team

07.20.22

Sneak Peek at Legion M's Comedy Project in Development with National Lampoon

Note: This is a reposting of a Legion M Round 8 update originally posted April 27, 2022.



LEGION OF COMEDY
STANDUP COMEDY
SKETCH COMEDY
Teacher asks me a question thinking ill get it wrong:
Proof my child has selective hearing lol
FUNNY
BOOOO

At any one time Legion M has dozens of projects in "development". If you are not familiar with the term, "development" generally refers to the earliest stages of the film and TV cycle, when companies like Legion M invest time, money, and “sweat equity” to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance and/or sell a project so it can be produced.

This is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood--but only a very small percentage get made. That said, the potential value of developing a successful project can be be quite large. At one point *Game of Thrones* was just a series of books, and shows like *American Idol* were nothing more than a glimmer in the eye of producers. Every project we develop and every pitch we make is an opportunity to launch a new movie, series, or franchise.

Today we wanted to give you a first look behind the curtain at a project we’re developing in conjunction with National Lampoon (*Animal House, Christmas Vacation,* etc.). Our goal with the project was to develop a series that could tap into both the wisdom of the crowd and the wealth of talented creators that produce content daily on social media and YouTube. National Lampoon began in the 1970's as a place where emerging comedy voices came together to create something (initially a comedy magazine) of value. This show is a reimagining of that same process in an era of cellphones and TikTok. The working title for this project is "Legion of Comedy", although that -- along with everything else about projects at this stage -- is subject to change.

Watch The Sizzle

We’re excited to bring the Legion M community into the process at such an early stage. We'd love to hear any ideas you might have for hosts (feel free to think big -- the sky's the limit!) as well as feedback on the show. The link above will take you to a landing page where you can watch the sizzle video, and submit your feedback/ideas. Take a look and tell us what you think!

Onward and upward,

🤣 Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona and the rest of the Legion M team

07.20.22

The Future of Legion M is in Your Hands -- Vote on New Projects and Initiatives with M-Pulse

Note: This is a reposting of a Legion M Round 8 update originally posted April 26, 2022.

Legion M's ***M-Pulse*** *s*urveys are one of the many ways our community's thoughts and opinions influence the direction of Legion M. Feedback from our investors and members helps guide us, and the "wisdom of the crowd" helps us make smarter choices about potential projects and initiatives in our pipeline. Many of the things we do are a direct result of the feedback we receive from M-Pulse.

The latest version of M-Pulse has three distinct sections:

1. **Potential Film and TV Projects**: Read and rank projects under consideration or in development at Legion M.
2. **Hollywood Readers Room**: IP drives our industry, and we looking for ways our community can help us find the next great story. Building on the success of Film Scout, we're exploring the idea of launching a book club where our community can play a direct role in selecting, evaluating and developing books for Film and TV.
3. **Direct Investments In Projects**: If you're an investor in Legion M, you already have a stake in everything we do. But as we've seen with projects like OneDoor Studios and *Calculated*, many of our investors are also interested in investing directly in projects alongside the company. We'd love to get your feedback on these sort of opportunities, and whether you'd like to see more of them in the future.

Try M-Pulse Now

Thank you one and all for being a part of Legion M. We hope you decide to participate in the latest M-Pulse and maximize your impact on our fan-owned endeavor.

☑ Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, Ramona and the rest of the Legion M team

07.20.22

Film Scout mention in BBC worldwide broadcast!

Note: This is a reposting of a Legion M Round 8 update originally posted March 24, 2022.

Legion M and Film Scout got a nice mention on BBC Click last weekend. The clip below was broadcast multiple times on **BBC News** and **BBC World News**, to viewers in over 200 countries and territories**.**

Legion M included in BBC SXSW roundup (begins at about 3:20 of the clip above)

Speaking of Film Scout -- there's just a few days left to make your picks for SXSW 2022. I**n order to compete for Elite Scout Status, you must complete at least 40 matchups by EOD this Sunday (March 27th).** For those that don't know what Film Scout is, you can click here to learn more or simply download the app on iOS or Android. For those that do know about Film Scout, let's get scouting!!

07.20.22

Shareholder Vote Results: The 10-for-1 Stock Split Passed - Here are Final Results and Next Steps!

Note: This is a reposting of a Legion M Round 8 update originally posted February 22, 2022.

BACKGROUND

From Dec 27th 2021 through Jan 7th 2022, Legion M held a shareholder vote on a proposed 10-for-1 stock split that would split every existing Legion M share into 10 Legion M shares. To read more about the proposal, please check out the Stock Split Proposal FAQ. The vote was conducted via KoreConX, Legion M's SEC registered transfer agent and the keeper of the company's cap table (i.e. the place where you can login to to see your shares). The vote allowed our equity crowdfunding investors made the final decision -- Legion M's founders and staff waited until AFTER all the community voted, and cast our shares according to their decision.

RESULTS

The results of the vote were overwhelming, with 96.5% of shares held by our equity crowdfunding investors voting for the split, and just 3.5% selecting "Withhold from voting" to vote against the split. Based on this result, the Legion M founders and staff also voted their shares "For" the proposal.

After the formal vote concluded, Legion M also conducted a non-binding straw poll in the Legion M members-only Facebook group to confirm that the KoreConX vote was accurate. We wanted to ensure that there wasn't a large contingent of people who were against the split but unable to vote and/or confused by the language used on the KoreConX interface. The results of the Facebook poll were consistent with the results of the KoreConX vote.

Based on these results, the SPLIT HAS OFFICIALLY PASSED.

NEXT STEPS

We are now working through all the logistics of amending our certificate of incorporation and splitting the stock within KoreConX. We recently refiled with the SEC to increase our fundraising cap for Round 8 (which has a limited number of shares remaining at https://startengine.com/legionm), but once that sells out we plan to retire the Round 8 terms and enact the split. Our current expectation is that this will occur in March or April, though that is subject to change if necessary.

Thanks again to everyone who participated in the discussion and vote. We couldn't be more excited about where Legion M is headed, and feel like this split will provide a great foundation for the future of Legion M and all our shareholders!

Onward and Upward!

07.20.22

Legion M Shareholders in Super Bowl Ads?!?

Note: This is a reposting of a Legion M Round 8 update originally posted February 18, 2022.

2022 marked the first ever appearance of a Legion M shareholder in a Super Bowl Ad. Not just once, but TWICE!

Many people recognized Legion M advisor and shareholder **WILLIAM SHATNER** starring with Lindsay Lohan in a 30 second Planet Fitness commercial:

But eagle-eyed viewers also spotted a second Legion M shareholder -- Round 2 investor **JEFF AYARS** playing Thomas Jefferson in this 60 second ClickUp spot:

For those that don't know him, Jeff Ayers is a longtime member of the Legion -- he even came out with us to work San Diego Comic Con in 2018!


MANDY
LEGION M
PRESENTS
A PHOTO WITH
"SHORT"
CHRIS
EVANS

Congratulations to both Bill and Jeff -- we're proud to have you in the Legion! And it's nice to know that when it comes time for Legion M to have Super Bowl ads of our own, we've got veterans like you to show us the ropes! :)

07.20.22

Round 8 Cap Raised to Accommodate Waitlist and a Limited Number of New Investors

Note: This is a reposting of a Legion M Round 8 update originally posted February 17, 2022.

When Round 8 reached its $3,000,000 cap on January 4th, it became not just the largest round in Legion M history but also one of the quickest to sell out. Over the past 6 weeks we've accumulated a waiting list of more than 500 investors hoping to get in.

Today, we have good news. The amount of money we can raise via Reg CF is limited to $5MM in a rolling calendar year, and as of yesterday we had about $850K available under that cap. As such, we refiled with the SEC to increase the Round 8 limit to $3,850,005. This will accommodate the entire waitlist -- and a limited number of new investors!

If you are on the waitlist, please check your inbox for an email from StartEngine -- you must confirm your investment within the next week or it will be cancelled.

Note that once the $3.85 MM cap is reached, the Round 8 terms will be retired. That makes this the last chance to invest at the Round 8 share price, the last chance to get in prior to the 10-for-1 stock split and the last chance (between now and March 13th) to get your name in the credits for *The Man in The White Van*.

If you are an existing Round 8 investor THANK YOU for making it one of the most successful in Legion M history. If you are thinking about joining Round 8 but haven't gotten around to it...now is the time!

Onward and Upward!
-Paul, Jeff and the Legion M team

07.20.22

To NFT or Not FT. That is the question...

Note: This is a reposting of a Legion M Round 8 update originally posted February 9, 2022.

Legion M was founded on the premise that an entertainment company owned by FANS can develop competitive advantages over the rest of the field. One of the tools we use for this is **M-Pulse,** which allows us to harness the wisdom of the crowd, gauge the sentiment of our shareholders, and benefit from the combined wisdom, experience, and passion of our community.

Our most recent M-Pulse launched this week, soliciting feedback and opinions on NFTs -- one of the most rapidly growing (and controversial) categories in collectibles and licensing.

Do you love NFT's? Hate NFT's? Wonder WTF are NFT's? Take a moment to weigh in with the latest M-Pulse and LET YOUR VOICE BE HEARD!

TAKE ME TO THE NFT M-PULSE!

07.20.22

Legion M is Hiring!

Note: This is a reposting of a Legion M Round 8 update originally posted January 28, 2022.

BACKGROUND
While Legion M has been involved with nearly every stage of film and TV production, one of the most exciting things we do is *development*. Development is where ideas get turned into reality and raw materials like scripts and IP (e.g. books, comics, etc) are combined with creators and in an effort to create a package that gets greenlit into production.

Development is one of the most speculative and high-risk activities in entertainment. There are millions of projects vying to be made, yet 99.9% will never see the light of day. The difference between success and failure is the difference between a project that generates revenue (and has the chance to become a hit!) vs. one that is written off as a total loss. A big part of Legion M's proposition is our belief that a company owned by fans can create competitive advantages that improve our odds of success in getting our projects made.

Development also takes time. When you hear somebody giving an awards speech talking about the "10 years we spent working on this project", most likely the bulk of that time was spent in the development stage. To invest in development is to make a long term bet, as even the quickest turnarounds are typically measured in years.

LEGION M IS HIRING!
2021 marked an inflection point for Legion M's development. We announced the sale of our first streaming series and produced the feature film *The Man In The White Van* – both of which were developed by Legion M. These projects represent a quantum leap for the company -- we graduated from the sea of those ***trying to develop projects*** to those who ***have successfully developed projects***. That distinction makes a big difference in our ability to level up to even bigger and better projects.

In 2022 we're ready to double down. Our development slate is expanding rapidly, and our prospects have never looked brighter. Now we're looking to expand our team with a new hire.

We are looking for a talented creative development and sales executive to join our executive team and help take Legion M to the next level. This is a high level position (VP or above), and we're looking for people who already have a proven track record of success developing and selling movies and TV.

If this sounds like you or somebody you know, we welcome all qualified applicants and, when possible, give preference to members of the Legion. Please take a look at our job posting below for more details and see if you can help us find the next Legion M staff member!

VIEW THE JOB DESCRIPTION

07.20.22

TEASER: Behind The Scenes Sneak Peek at "The Man In The White Van"

Note: This is a reposting of a Legion M Round 8 update originally posted December 24, 2021.

Want to know what it was like on the set of our latest film? In late October, Legion M wrapped principal photography on *The Man In The White Van*, a Hitchcockian true-crime thriller starring Sean Astin, Ali Larter, Madison Wolfe, and Brec Bassinger, with plans for release in 2022.

This is a big release for us - as the producer of the film (along with the financier Garrison Film and writer/director Warren Skeels), Legion M earns "producer fees" up front. We also own a "backend" stake in any profits the film generates. Like every film, *The Man In the White Van* is a swing for the fences -- if it's a home run we'll participate in the upside, but even if it isn't we'll receive revenue for our work producing the film.

Due to mandatory Covid protocols we were unable to bring investors to set this year. That’s why in 2022 we plan to release a series of behind the scenes videos to open a window into our 5 weeks of production. We’ll be introducing you to the cast and crew, sharing the triumphs and challenges, and showing how we produced our latest project. Click the button below to view a short trailer made from just a small fraction of the we’ve shot.

Happy Viewing and Happy Holidays!

🎁 Paul, Jeff, Terri L, David, Eric, Michelle, Terri P, Mandy, Taylor, Brandi, Prophetess, Clare, and the rest of the Legion M team

07.20.22

William Shatner: The Future Is Worth Fighting For, And Fans Will Lead The Way

Note: This is a reposting of a Legion M Round 8 update originally posted December 11, 2021.


/Film
NEWS
TRAILERS
REVIEWS
MOVIES
TV
COOL STUFF
PODCAST
FEATURES
William Shatner: The Future Is Worth Fighting For, And Fans Will Lead The Way

Two days ago we announced that William Shatner had joined the Legion M advisory board. Today, we'd like to draw your attention to the heartfelt love letter he wrote for SlashFilm, in which he talks about Legion M in a number of wonderful passages like this:

> *"...after returning from space, what excites me most about [Legion M] is their mission to UNITE. We live in an age when so many things are pulling us apart. Our politics, our media, and our technology are all optimized to exploit our differences. But when you look down from 300,000 feet, all that falls away. What remains is an appreciation of the word "humankind", and fierce desire to work towards a future defined by things that bring us together instead of those that tear us apart."*

The wonderful thing about our relationship with Bill is how organically it developed. He’s not a paid spokesperson -- he's a shareholder of the company who genuinely believes in what we're doing. And while he does receive stock options as a Legion M advisor, those options will only have value if the company is successful.

Needless to say, we're delighted to be working with Bill, and excited to see where things go from here. If you haven't already, we encourage you to read his full letter -- there may not be a better introduction to Legion M!

ONWARD AND UPWARD,

Paul, Jeff, and the Legion M team

07.20.22

Breaking News: William Shatner Joins Legion M

Note: This is a reposting of a Legion M Round 8 update originally posted December 9, 2021.


"I WAS IMMEDIATELY
INTRIGUED BY LEGION M'S
FAN-OWNED MODEL, AND
AS I GOT TO KNOW THE TEAM
AND LEARN ABOUT THEIR
PLANS, I JUST WANTED TO GET
INVOLVED."
-WILLIAM SHATNER
LEGION M ADVISOR
PHOTO BY JASON SHOOK

READ WILLIAM SHATNER'S OP-ED ON SLASHFILM: The Future is Worth Fighting For, and Fans Will Lead the Way

BACKGROUND

As a company owned by fans, we work hard to harness the power of our community to make decisions. But as a business operating in an industry that is both extremely competitive and intensely confidential, there are many decisions that require the experience and insight of professional industry insiders. For that, we have our advisory board.

Our board includes dozens of professionals with centuries (literally!) of combined experience in the art and business of entertainment. These are people we call to review deal terms, check references, and make connections. Our advisors are not paid, but they do receive equity in the form of stock options. Their upside is the same as yours (and ours) — the value of Legion M stock.

Today, we're excited to announce the newest addition to our advisory board, William Shatner.

ARTIST, ENTREPRENEUR, ROCKETMAN

Like Legion M, Bill is an innovator. As Captain James Tiberius Kirk in the original *Star Trek* series, he played a pivotal role in a cutting edge series with an undeniable cultural impact. The original *Star Trek,* which featured a Japanese helmsman, a Russian navigator, a Black female communications officer, and a human–Vulcan first officer all working in harmony was groundbreaking in that era of broadcast television. In 1968, Bill and Nichelle Nichols performed what is often cited as the first interracial kiss on broadcast television — just a year after the US Supreme Court struck down laws barring interracial marriages and relationships.

While everyone knows about the legions of Trekkies and Klingon-speaking-fans that make *Star Trek* one of the oldest and largest fandoms of all time, many don't realize that the show — like Legion M — owes its very existence to the fans. *Star Trek* was initially cancelled at the end of Season 1. It took a letter writing campaign from fans to bring the show back. Without those fans, Bill's career would have taken a wildly different direction (a fact which might help explain why he's so excited about Legion M).

Of course, if you haven't seen Bill on *Star Trek* (the original series is available now on Amazon Prime), you've almost certainly seen him in one of his many other iconic roles ranging from *TJ Hooker* and *Boston Legal* to *Miss Congeniality.* Or maybe you simply know him as "The Priceline Negotiator".

In addition to 70+ years performing in every medium from radio dramas to virtual reality, Bill also has a prolific body of work behind the camera as a writer/producer/director. He's co-written a series of science fiction novels and released 8 spoken word albums, including ("Bill"), which was just released just this year to rave reviews.

Oh yeah, and he's also been to outer space.

TO BOLDLY GO WHERE NONE HAS GONE BEFORE

We initially approached Bill about working on a project (an ICONS interview) with Legion M. Bill had to pass on that (he had other contractual commitments) but when we introduced the idea behind Legion M he was instantly interested. After a career in entertainment, Bill understands the power of fans. And after a successful experience with Priceline, we didn't need to explain to him how options in a startup work.

Before agreeing to come on board, Bill asked us a lot of tough questions. He asked us about our equity structure, the salaries of the management team, and our financials. He wanted to understand how we were positioning Legion M to potential shareholders. He pointed out that as a public figure, the biggest risk to him was his reputation, and like any responsible investor, he wanted to check us out before getting involved.

So we answered his questions, and sent him our audited SEC filings (the same ones you can read here). In the end we were delighted when he agreed to join the company.

ONWARD AND UPWARD!

We couldn't be more excited to welcome Bill to the Legion M team. He is officially the first Legion M shareholder in space, as well as the first to helm a Federation starship.

What excites us most about our relationship with Bill is how organically it developed. He's not a paid spokesperson — he's a shareholder of Legion M who genuinely believes in what we're doing. Upon returning from space, he published an op-ed (which you can read in full at slashfilm.com) that includes this passage:

> "...after returning from space, what excites me most about [Legion M] is their mission to UNITE. We live in an age when so many things are pulling us apart. Our politics, our media, and our technology are all optimized to exploit our differences. But when you look down from 300,000 feet, all that falls away. What remains is an appreciation of the word "humankind", and fierce desire to work towards a future defined by things that bring us together instead of those that tear us apart.
>
> With Star Trek, Gene Rodenberry envisioned a future that showcased the best of humanity. A future in which people of all races, creeds and colors worked together to solve problems and fight existential threats. The Starship Enterprise has always been a metaphor for the planet earth — a delicate habitat travelling through the lifeless black of space. And while I may not be at the helm of this starship, I'm proud to throw in my lot with those working towards the future Gene showed us. A future worth fighting for. A future worth uniting for.
>
> This time, the fans will lead the way."

Not much more we can say than that. Welcome to the Legion, Bill! You're going to fit in just fine. :)

07.20.22

Looking for Something to Watch Tonight? Introducing FILM SCOUT Selects.

Note: This is a reposting of a Legion M Round 8 update originally posted October 30, 2021.


From the Emmy® Award-winning
director of Unorthodox
Dan Stevens
Maren Eggert
I'M YOUR MAN
A Film by Maria Schrader
Academy Awards Official Submission
Germany
LEGION M
OFFICIAL FILM SCOUT SELECTION
BLEECKER STREET

INTRODUCING LEGION M's "FILM SCOUT SELECTS" PROGRAM

Legion M is proud to partner with Bleecker Street for the release of Dan Stevens in I'm Your Man, our first Official "Film Scout Selection."

As a company owned by over 30,000 fans, Legion M is home to some of the most passionate movie buffs on the planet. Not only that, but after 3 years of running a successful FILM SCOUT program at Sundance, we're also developing one of the foremost ELITE SCOUTING forces in the world. Our "Film Scout Selects" program is an attempt to harness those powers to create competitive advantages for the company.

The goal of the "Film Scout Selects" program is to find and showcase hidden gems. We want to shine a light on movies and shows that deserve to be seen, and help them rise above the noise. In exchange, Legion M earns a small financial stake in the project, along with other strategic perks or benefits. This is a way for Legion M to earn revenue (and foster relationships with artists, distributors, and other partners) by promoting films we believe deserve to be seen. Everybody wins!

The selections are made by our community -- typically by ELITE SCOUTS that have proven themselves as successful arbiters of good taste. Like Legion M, we expect the selections to be extremely diverse in genre and tone. The common thread these projects share is that they come recommended by fans. You may not like all of them (this is art after all, we're not supposed to agree!), but we hope the Official "Film Scout Selection" badge will lead people to discover some of the beauty that exists off the beaten path.

There's no better example than our first selection, Dan Stevens' (*Downton Abbey, Legion, Beauty and the Beast*) *I'm Your Man*. If you are like most people, you probably don't spend a lot of time scouring the "German Sci-Fi Romance" category, which means you'll likely miss this poignant treatise on the nature of relationships and love, featuring incredible performances by Dan Stevens and Maren Eggert. And while we understand if an art house film with subtitles isn't your thing, our scouts were nearly unanimous in recommending it. As usual, they have exceptionally good taste — the film currently has a 96% Certified Fresh score on Rotten Tomatoes, and is the official submission from Germany for this year's Academy Awards® for Best Foreign Film.

As always, we encourage you to watch the film for yourself and craft your own opinions. It's currently available on-demand everywhere, but we encourage you to use the Legion M links below, as our stake in this movie is tied in part to the views that come from these links. If you like the film (or have friends you think would like it!), please feel free to share these links by posting them far and wide:

Watch Now on Amazon

Watch Now on iTunes

As with most things Legion M does, the "Film Scout Selects" program is a prototype. If it flops, we'll move on to something else. But if the reception is strong, we believe there are a vast number of great projects out there that we can partner with to the benefit of Legion M shareholders and fans of quality cinema around the world!

Onward and Upward,

-Paul, Jeff, and the Legion M Team

07.20.22

That's a Wrap! Principle Photography Completed for THE MAN IN THE WHITE VAN

Note: This is a reposting of a Legion M Round 8 update originally posted October 27, 2021.

Last week Legion M wrapped principal photography on our feature film *The Man In the White Van*. This is a pretty big deal, and a significant milestone for the company. We wrote this update to explain why.

BACKGROUND

The Man In The White Van is an elevated true-crime thriller currently being produced by Legion M:

Set in 1974 in Florida, this true-crime, Hitchcockian thriller about an ominous white van that begins stalking a young girl leads to a terrifying Halloween nightmare.

You can read more about the movie here. It's not a horror movie, but a smart, taut thriller. And while it deals with a real-life serial killer, it is not a movie that glorifies violence or predators. We take the responsibility of a film with this subject matter seriously, and have an extremely tight and engaging script, as well as a plan to support victim's rights that we'll be talking about in a future post.

The movie has an amazing cast which includes Madison Wolfe (*The Conjuring 2, I Kill Giants*), Sean Astin (*Rudy, Lord of the Rings, Stranger Things*), Ali Larter (*Final Destination, Resident Evil, Legally Blonde*), Brec Bassinger (*Stargirl, 47 Meters Down: Uncaged*) and Skai Jackson (*Bunk'd, Jessie*). It's co-written and directed by Warren Skeels (*Siesta Key*) who also happens to be a first round investor in Legion M! We didn't produce his movie because he's an investor -- we're producing it because he's an incredibly talented director who wrote a first-rate screenplay -- but nothing makes us happier than working with people like Warren who have been with Legion M from day 1.

SHOOTING

The film was shot in Shreveport, Louisiana over a 5 week period. Legion M had a number of staff members on set, including Terri Lubaroff (our COO & Head of Content) who served as producer alongside Anne Marie Gillen (*Fried Green Tomatoes*) from Garrison Film. If you are not familiar with the structure of film crews, the producers (Terri and Anne Marie) are the "big bosses", responsible for everything from overseeing budgeting and casting to ensuring that production runs smoothly with a cast and crew of almost 100 people.

We could write an entire book about what it was like to produce this particular movie. In addition to all the normal challenges of making a film, we also had to deal with COVID compliance in a region with one of the highest positivity rates in the country (we are happy to report that our shoot was 100% COVID FREE!). We also weathered two named storms (Tropical Storm Nicholas and Hurricane Ida), a gas leak that shut down production, equipment failures, a mosquito bloom, and a cast that included children, horses, and snakes!

Fortunately, we were graced with a cast and crew that was up to the task. They were amazing (including the children and horses -- the snake was a bit of a diva). A typical production "day" is, at minimum, 12 hours of non-stop, on-the-go, fast-paced filmmaking and problem solving. We put "day" in quotes because, as much of the story

takes place at night, ¾'s of the shooting days happened either partially or entirely at night (aka 6pm-6am). When we wrapped on October 16, the team was exhausted to say the least, but excited and optimistic about what we had accomplished.

It's worth noting that in addition to writer/director Warren Skeels, we also had a number of other Legion M investors on set, including Terri Piñon and Michelle Carter (COVID Compliance), Matt Conkling (PA in charge of picture cars), Taylor Gledhill (behind the scenes footage), Eric Lam (transportation and talent escort), Glen Grefe (assistant location manager), and some local Legion M members as background actors in several scenes. In normal times, we would have loved to have opened up the set to tours for our investors, so they could experience what it's like on the set of a feature film. Due to the strict COVID protocols required by the unions (as well as our own commitment to keeping our cast and crew safe), we had to scrap those plans. Fortunately, we brought our very own Taylor Gledhill who captured a massive amount of "Behind the Scenes" footage (including the photos below) that we'll be releasing in the coming weeks and months, and should give ALL our investors a taste of what it was like behind the scenes making this movie.

WHAT COMES NEXT

Now that shooting is complete, our editor is working to create a first draft "rough assembly" of the film. Ultimately we expect the final cut to be completed in Q1 or early Q2 of 2022, with a release tentatively scheduled for Q4.

We don't yet know what the final release plan will be. We're already in discussions with a number of US distributors that have shown interest in the film, and have partnered with XYZ Films for International sales. We may start by taking the movie to film festivals, or we may go directly to release. At this point, everything is on the table – from selling to a streamer to a full theatrical run. A lot will depend on how well the final cut of the movie is received by audiences. That's the true test -- after all the blood sweat and tears, what matters most is what audiences think when the lights come up.

BUSINESS TERMS

Legion M is producing The Man In The White Van, along with Garrison Film (the financier) and writer/director Warren Skeels. This means that we earn revenue from the project in two ways:

1. We get paid "producer fees" for our role in producing the movie.

2. We have a percentage of the "backend", or any profits the film makes after expenses are deducted.

Like many of our projects, *The Man In The White Van* is a swing for the fences. Our hope is that the movie becomes a hit, in which case the company will participate in the upside. But even if the movie doesn't fare well, we'll earn revenue from the work we did producing it. This is a powerful position to be in, and one that we've earned as a result of all our work on projects leading up to this one.

With our earliest projects, Legion M had to ***buy a seat at the table***, by making investments in films. As we grew, we were able to ***earn a seat at the table***, receiving upside in a film simply by attaching ourselves to it. Today, projects like *The Man In The White Van* allow us to get ***paid to sit at the table*** (in the form of producer's fees), while still owning upside in the film.

As we grow, we expect this trend will continue. The larger the Legion gets, the more influential we become, and the better terms we are able to negotiate. Every project we attach to is a swing for the fences. Take enough swings and we should get hits. Get enough hits (or better yet, franchises), and it can fundamentally change Legion M's position in the industry, until someday, Legion M ***owns the table!*** :)

ONWARD AND UPWARD!

-Jeff, Paul, and the Legion M Team


brecbassinger • Following
brecbassinger A goonie, an innocent fitness model, a possessed girl, a young Ryan gosling, and a superhero are all in a car together... what do you get? A 70s thriller obviously.
Xo.
2w
gavindaguy This is such a great post!! Hugs
2w 11 likes Reply
kalamaepstein Sean!!!
Liked by Itlcosplay and 72,621 others
SEPTEMBER 22
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Post

Gang's all here! The Williams family, loaded up on the process trailer (a rig that tows a picture car, so that the actors can focus on acting, not driving). Left to right— Ali Larter, Madison Wolfe, Gavin Warren, Brec Bassinger, Sean Astin.


DRIVE IN
NOW SHOWING
SCREAM
BLOODY MURDER
HALLOWEEN HORROR

Our hero car on its way to the drive-in movie theater. Fun fact: you can't actually drive to the set where we shot the drive-in theater scene by taking this roadway. If you were to follow the sign, you would end up in a lake!


R2

Director Warren Skeels (left) and Director of Photography Gareth Paul Cox (right) discuss the camera move for the next shot.


R2
B001 128B 1.
23.98 09 07.10 B
THE MAN IN THE WHITE VAN
WARREN SKEELS
GARETH PAUL COX 09/15/21

2nd AC (2nd Assistant Camera) Matt Koesy calls the roll. The clapboard is used to sync sound and video, and make it

easy for the editor to identify each take.


alilarter • Following
alilarter Part of the whole experience of filming on location is the family you create while you are away. These girls were not only knock out talented, but kind and fun as well! We all shared the same work ethic so it was about the work not the drama. We had an easy authentic connection. They are such bright shining stars, and I simply adored being there mom. Finish strong, and I hope to cross paths soon girls... who knows M, Brec and I may crash your NYC weekend! @brecbassinger @madison_wolfe_
1w
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OCTOBER 1
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Post

Ali Larter (left), Brec Bassinger (center), and Madison Wolfe (right) pose for a behind-the-scenes photo.


ikan

1st AC Gerard Martin changes lenses.



Shooting exteriors with the picture car outside our main “Williams House” location.


FBI

Sometimes you need an extra person to really fill out a scene— So we threw an FBI jacket on our 1st AD (1st Assistant Director) Duane Journey and POOF— he’s in the movie.

07.20.22

Hello StartEngine!

Note: This is a reposting of a Legion M Round 8 update originally posted October 7, 2021.

We just wanted to take a moment to introduce Legion M and our nearly 30,000 shareholders to the StartEngine community. We could not be more excited to be talking to you!

If you are not familiar with Legion M, you should start by knowing two things:

1. We are ALL IN on equity crowdfunding. In fact, we were one of the very first Regulation CF companies to launch back on May 16, 2016. We believe equity crowdfunding has the potential to FUNDAMENTALLY TRANSFORM industries. It's not just a new way to raise money--it's a new way to build an entirely new type of company.

2. Everything we do revolves around our shareholders. That's because Legion M's shareholders are the source of our superpower. The larger and more engaged our community is, the more powerful we become. Our long-term goal is to unite 1 million fans as shareholders -- a prospect that we believe could make Legion M one of the most influential companies in Hollywood.

We've been preparing for this StartEngine launch for a few months now, and couldn't be more excited to kick things off. If you've got questions, please post them below in the comments. If you want to know us a little better, you can join Legion M as a free member at legionm.com/join. This will get you access to our MEMBERS ONLY Facebook group, where you can talk to other shareholders and see first-hand what we are all about.

We've got a lot to talk about in the coming weeks, but we wanted to start by saying hi!

Onward and Upward!

Paul, Jeff, Terri L, David, Mandy, Taylor, Prophetess, Michelle, Eric, Chris, Tyler, Clare, Brandi, Terri P, and the rest of the Legion M team.

Legion M

Breaking News: Legion M Uniting Fans to Crowdfund and Produce William Shatner Documentary with Exhibit A Pictures.



Jeff Annison
on Jun 30, 2022
Cofounder of Legion M and the Emmy winning MobiTV. Founder

Lot's of news coming out today! We'll follow up with some analysis later, but for now we're just going to share the press release. This just hit the wire at 8AM PST, and already has been covered by Variety, Deadline, TheWrap, and Indiewire.

DEFINITIVE WILLIAM SHATNER DOCUMENTARY IN THE WORKS FROM LEGION M AND EXHIBIT A PICTURES

Fans to Have an Unprecedented Opportunity to Participate in Feature Film About the Life of the Celebrated Icon with Footage to Debut During Hall H panel at San Diego Comic-Con

For more information, or to make a non-binding reservation, please go to https://join.legionm.com/william-shatner-documentary/

San Francisco, CA - June 30, 2022 - Today Legion M and Exhibit A Pictures are announcing a new documentary directed by Alexandre O. Philippe, in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

In truly unique fashion, Legion M, the world's first fan-owned entertainment company, is allowing fans to invest directly in the project. Unlike a Kickstarter or IndieGogo campaign, these investors are doing more than just providing the funds to produce the film -- they also own a share of any potential profits the documentary earns. Investment terms have not been released yet, but beginning today fans can sign up to make a non-binding, no-obligation reservation HERE. Reservation holders will be the first to know when the offering opens, and will be given priority if it sells out.

The producers will be providing an early look at some of the footage on pop culture's biggest stage later this month during a Hall H panel at San Diego Comic-Con featuring William Shatner and moderated by actor/director/comedian Kevin Smith (“Jay and Silent Bob” franchise, “Clerks” franchise)

At 91 years old, William Shatner is an iconic actor, artist, and astronaut(!) best known for his legendary role in “Star Trek” as Captain Kirk that spanned nearly 30 years across film and television, as well as the titular

character in “T.J. Hooker” and the television series, “Boston Legal.”

Said Bill Shatner: "For years I've had people approaching me to do a documentary about my life, but I turned them all down because it didn’t feel like the right fit. Alexandre and I hit it off right away, and when I heard how Legion M wanted to incorporate audiences to be a part of it, it was perfect. Fans have been responsible for my career -- it only seems right that they should own this doc."

Legion M is the first entertainment company designed from the ground up to be owned by fans. With more than 35,000 shareholders, the company has had a hand in developing, producing, and/or releasing nearly a dozen projects over the last 6 years, including COLOSSAL (starring Anne Hathaway, Jason Sudeikis), MANDY (starring Nicolas Cage), ARCHENEMY(starring Joe Manganiello) and recently wrapped production on the film NANDOR FODOR AND THE TALKING MONGOOSE (starring Simon Pegg, Minnie Driver and Christopher Lloyd).

Said Legion M co-founders Paul Scanlan and Jeff Annison in a joint statement: "From make-believe starship captain to a real-life rocketman, William Shatner has led one of the most unique and best-lived lives on the planet. While we all know him from his iconic roles, the REAL William Shatner is even more interesting. We're thrilled to be working with Alexandre and the top-notch team at Exhibit A, and excited to give fans around the world an opportunity to be a part of Bill’s legacy."

Dedicated to the appreciation and preservation of our global cinematic and pop culture heritage, Exhibit A Pictures specializes in long-form documentary films that celebrate and deconstruct the defining popular trends and icons of our time. Alexandre O. Philippe, Kerry Deignan Roy and Robert Muratore are original founding partners of the US-based documentary film company, which first came together for the pop-culture breakout THE PEOPLE VS. GEORGE LUCAS (SXSW 2010). Since that time, the team has produced eight features, including DOC OF THE DEAD (SXSW 2014), 78/52: HITCHCOCK’S SHOWER SCENE (Sundance 2017), MEMORY: THE ORIGINS OF ALIEN (Sundance 2019), LEAP OF FAITH: WILLIAM FRIEDKIN ON THE EXORCIST (Venice 2019, Sundance 2020) and LYNCH/OZ (Tribeca 2022).

Said director Alexandre O. Philippe: "I grew up watching Bill Shatner on a black-and-white television in Switzerland. My first memories of him are from Columbo and The Twilight Zone. He is a modern Renaissance man. Ubiquitous. Unavoidable. His range as an actor (Roger Corman’s The Intruder, anyone..?) is as staggering as the depth of his wisdom and curiosity; and I couldn’t be more excited by this opportunity to craft an up close and personal portrait of a man who fascinates me, through some of the important themes he openly tackles in his most vulnerable autobiographical songs. This intimate film will illuminate little-known and rarely seen aspects of Bill’s career and philosophy, and also re-examine some of his most iconic roles and cultural moments through a brand-new lens."

Alexandre O. Philippe and Exhibit A Pictures are managed by Peter Van Steemburg of XYZ Films.

For more information, or to make a non-binding reservation, please go to https://join.legionm.com/william-shatner-documentary/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED WITH THE SEC AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF FILING.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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George Simons
Follower

Jun 30, 2022

4

Nice post



Jack D Retzer
Investor

Jun 30, 2022

4

Excellent



Carrie Berger Rosenthal
Investor

Jun 30, 2022

4

Founding member says: YAY!



Michael Beers
Follower

Jul 1, 2022

This is great news. I already reserved a spot for investment. Thank you.

3



Scott Davis
Investor

Jun 30, 2022

FANtastic!!!!

3



Eton Lacon
Investor

Jun 30, 2022

Onward and upward!!!!

3



Raffaele Marraffa
Investor

Jul 1, 2022

Always moving forward to creativity of fame to an icon.

2



Charles Russell
Follower

Jul 1, 2022

Thanks for sharing this. Shatner has been and still a winner.

2



Roberto Ramirez Gonzalez
Investor

Jul 8, 2022

Fantastic…. Bravo….

1



Helen Cholewinski
Investor

Aug 17, 2022

Love William Shatner

0



Lakeith Lee
Investor

Jul 9, 2022

👏👏👏👏👏👏👏👏 congratulations 🎉 i

0



Cynthia Hummel
Investor

Jul 9, 2022

I can't wait!

0



Gloria Gonzales-Moore
Investor

Jul 9, 2022

Mr. Shatner is not 91!! Still a stud!

0

Legion M

What Does William Shatner Think of Legion M?



Jeff Annison
on Oct 26, 2022
Cofounder of Legion M and the Emmy winning MobiTV. Founder

What does Bill think about Legion M? We asked him...

ROUND 9 IS NOW OPEN!

So…what's it like working with Captain Kirk?

One year ago, William Shatner joined our advisory board. At the time we didn't know what to expect. Bill's a cultural icon, but what would he be like as an advisor? What's it like to work with Captain Kirk?

After 12 months of working closely with Bill on a number of projects, we've been absolutely blown away. To start with, he's a 91 year old man who works as hard (or harder) than anyone in the business. He's early for every call, and busier than he's ever been. He's sharp as a tack and one of the most "present" people we've ever met (when you are talking, he is always listening, thinking, and questioning). He's thoughtful, curious, and passionate.

Most of all, he's driven with an urgency to move forward. You might think that someone with a lifetime as rich as his would be content reflecting on the past, but Bill is relentlessly focused on the future. He's less likely to be talking about what happened 10 years ago than what could be happening 10 years from now. And he's committed to using the time he has left – every last second – to make as large an impact as possible on the world.

In the op-ed that was published shortly after we announced our agreement, Bill says:

After returning from space, what excites me most about [Legion M] is their mission to UNITE. We live in an age when so many things are pulling us apart. Our politics, our media, and our technology are all optimized to exploit our differences. But when you look down from 300,000 feet, all that falls away. What remains is an appreciation of the word "humankind", and fierce desire to work towards a future defined by things that bring us together instead of those that tear us apart.

Those are not empty words. We've seen firsthand the passion and energy Bill brings to the causes he cares most about.

We've got one project we've already announced with Bill (a biographical documentary that will be financed and owned by fans), and another that is gestating which we hope to be able to talk about soon. In the meantime, we're thrilled and honored to be working with someone whose passions and energies align so well with our own. We just hope we can keep up.

Onward and Upward!

-The Legion M Team

ROUND 9 IS NOW OPEN ON STARTENGINE!

If you are considering investing you should know that startup investments like Legion M are speculative, illiquid and involve a high degree of risk. Statistically, most startups fail -- and when that happens investors can lose their entire investment. You should never invest more than you can afford to lose.

But if you can afford to risk at least $40 and want to swing for the fences, every great disruption starts with those willing to take a chance on something new. With risk comes potential for reward, and fortune favors the bold.

Read the Offering Circular (https://bit.ly/r9-oc) and risks (https://bit.ly/r9-risks) related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

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Brian Augenstein
Investor

Oct 26, 2022

Sheesh. You know, not everyone does things only for money. Sure, whether we are Celebs/CEOs or basic entry level employees we all have a different side that we show "on camera", vs. what we believe in personally. William, and many other individuals, have reached the point in life where they can do both, and not have money always be the end game goal. The rest of us just keep working toward the hope of that! Realistically speaking, William will probably never see the end financial gain of Legion M, just as Stan Lee didn't. But what Stan got to see, and what William will get to see more of, is how people in general come together to work on things that interest them as a hobby or entertainment. When you get to a point in your life where you can realize that being a part in certain things are worth more than the money it could generate, you too will realize the rest is simply irrelevant. Having never met Stan or William in real life is exactly why I can validate that the vision is there. It doesn't matter if they are famous and I'm not, (or even Vice Versa!) and money isn't the end objective here. It's to create something new that everyone will want to see, to change the status quo, and to hear those voices in the darkness previously not heard. Financial gain pails in comparison to that, especially when you have the ability to further the new creation from your already acquired historical gains and accomplishments.

3



Jeff Annison
Founder

Oct 27, 2022

Well said, Brian. That's one of the competitive advantages Legion M has. When we go to people like Stan and Bill that have gotten to the stage where they can do whatever they

3

please, the fact that we're not a soulless corporation, but a collection of fans that have united behind a common cause, it gets us in doors that would otherwise be closed.



Wylie Mitchell
Investor

Oct 26, 2022

0

I find it hard to believe he’s not being compensated. Free stock/options is still “ pay” even if they’re basically worthless.



Jeff Annison
Founder

Oct 26, 2022

5

The options he has received are indeed compensation, but they will only have value if the company is successful. Bill's at a point in his career where he can command a hefty cash fee to get involved with projects, but in our case he believes in the team and company and was willing to take a risk. He's in the same boat as all of us -- if Legion M succeeds we'll all win together, and if we fail we'll all lose together.



Wylie Mitchell
Investor

Oct 26, 2022

0

Shatners probably the only one making money



Jeff Annison
Founder

Oct 26, 2022

7

He hasn't been paid a cent. He's an advisor to the company, so his upside is the same as the staff and all the investors -- the value of the stock.

Matthew Levine
Investor

Oct 26, 2022

3

To make films where no films have been made before..

Christopher Palkow
Investor

Oct 27, 2022

2

Been a fan of his musical / spoken word performances and pieces for ages. His acting is pretty good too.

Mariah Lanier Maloy
Investor

Oct 26, 2022

2

I have great respect for Bill Shatner.

Legion M
June 30, 2022 ·

Today Legion M and Exhibit A Pictures announce a new FAN-OWNED documentary directed by Alexandre O. Philippe (The People vs George Lucas, 78/52: Hitchcock's Shower Scene, Memory: The Origins of Alien), in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

What what makes this documentary even more unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

Terms for investment have not yet been released, but you can sign-up at the link below to make a non-binding reservation and get priority access once they are.

We're thrilled to be the stewards of Bill's story, and can't wait to share more with you!



FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

JOIN.LEGIONM.COM

http://join.legionm.com/william-shatner-documentary/

Legion M is giving fans a once-in-a-lifetime chance to own a piece of William Shatner's legacy.

5.8K 119 comments 246 shares

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Legion M
August 12, 2022 ·

At this year's San Diego Comic-Con, Legion M was privileged to host our first ever panel in Hall H, before a live audience of thousands of fans. Moderated by Kevin Smith, William Shatner discussed the upcoming definitive documentary from Legion M and Exhibit A Pictures about his life and career. Click the link below to watch the highlights and learn how YOU can own a piece of the forthcoming documentary.


SAN DIEGO
COMIC
CON
INTERNATIONAL

YOUTUBE.COM

Shatner On Shatner - Hall H (SDCC 2022)

Highlights from Legion M's very first HALL H panel at SDCC 2022, Featuring William Shatner, ...

4.9K 60 comments 163 shares

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MANDY
BAD
SAMARITAN
GIRL
WITH NO
NAME
COLOSSAL
MANDY
TOLKIEN

Legion M

@legionmofficial · Arts & entertainment

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Legion M
Favorites · June 30, 2022 ·

Today Legion M and Exhibit A Pictures announce a new FAN-OWNED documentary directed by Alexandre O. Philippe (The People vs George Lucas, 78/52: Hitchcock's Shower Scene, Memory: The Origins of Alien), in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

What what makes this documentary even more unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

Terms for investment have not yet been released, but you can sign-up at the link below to make a non-binding reservation and get priority access once they are.

We're thrilled to be the stewards of Bill's story, and can't wait to share more with you!


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

JOIN.LEGIONM.COM
http://join.legionm.com/william-shatner-documentary/
Legion M is giving fans a once-in-a-lifetime chance to own a piece ...

5.8K 119 comments 246 shares

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Kim Borush Miller
✨Mr. William Shatner ✨
Will ALWAYS be
CAPTAIN JAMES TIBERIUS KIRK ❣️
😀I was so happy to see Mr. Shatner's reaction when he finally made it to outer space 🚀🌌💖
21
Like Reply 23w Edited

John Erkman
Do ask him if it was necessary for Bill to become such a parody of himself please...

IJS most everyone wants to know!
Like Reply 28w

Todd Arron C
I want them to make a time travel star trek movie.Where they find William shatters kirk still in the nexus and he helps save the day again. And they make him Admiral again
37
Like Reply 28w Edited

Amber Gardner
Todd Arron C I would say that would make a good idea for a new Star Trek movie and someone would have to do it before we lose any more of the original series cast members
2
Like Reply 23w

Todd Arron C
Amber Gardner


"Live Long and Prosper"

Like Reply 23w

Marcus Wiggley
Todd Arron C they did on the next generation. Jean Luke. Went back in time. And saw him. It was the way the time wave
Like Reply 23w

Todd Arron C
Marcus Wiggley i know,but it could be done again.as mr spock is fond of saying.there are always possibilitys
Like Reply 23w

Marcus Wiggley
Yes, it was there are always possibilities you are correct
Like Reply 23w

David Case
Marcus Wiggley but not in the movies
Like Reply 22w

David Case
Todd Arron C Yes! Kirk still lives in the Nexus. Why wouldn't Shatner buy into the idea ?
2
Like Reply 22w

Curtis Cranston
Todd Arron C yes that was a really bad and

Todd Arron C yes that was a really bad and unnecessary transition to the Next Gen movies.

Like Reply 18w

Reply to Todd Arron C...

Dee Anne Harper
Who he played as isn't who he is...he's a freaking actor

Like Reply 12w

Lucy Mann
He has been resilient in his life as a actor and father. And I really admire him...I read a fellow co-star induced him to Jesus...Nichelle Nichols..(LT. UHURA) and after the 2021 Space Trip he's a phenomenal and more exciting now than back-in the day. ...(STAR TREK)

5

Like Reply 22w

Drewbie Schaefer
Can we recreate the 2 minute "scene" between William and I, which centered on a Bellstand in a ski hotel in Colorado, 1984?

Shatner in goggles and ski hat, me in my Bell Captain clothes, commiserating over our respective hangovers?

Like Reply 18w

Melissa Anne Morse White
As an investor in Legion M, I'm doubly excited about this!

8

Like Reply 28w

Tobias L
Melissa Anne Morse White I'm jealous, I wish I could!

Like Reply 24w

Karen Engstrom Myers
Melissa Anne Morse White Same here. I have been a fan since watching the original Star Trek way back when.

Like Reply 13w

Reply to Melissa Anne Morse Wh...

Greg Holsclaw
I will never forget when i saw you on thr Twilight Zone for the first time. I knew you were going places and places you went.

7

Like Reply 23w

Mark Newitt
I just finished watching an episode of Murdoch Mysteries, which William Shatner played Mark Twain. Great episode. I'm glad he will be attending this year's Comic Con.

10

Like Reply 28w

Daniel Schneider
They should find a way to have the Good Captain in the New Star Trek Movie currently in Prep as they did with Spock! I

Like Reply 12w

Jim Noll
Thx bill for sharing your lifelong talent= it's appreciated !!!!!!!!!!!!!!!!!!!!!

2

Like Reply 21w

Mary Miron
Was in love with captain Kirk when I was 12 yrs old and even now 70 yrs old

6

Like Reply 22w

Jeannette Fournier
Mary Miron me too 2

Like Reply 22w

Reply to Mary Miron...

Carol Ann Sustad-Renz
Great , we need more like him❤️❤️ 2
Like Reply 23w

Daniel T. Lappen
The Shat is where it's at.
Like Reply 19w

Mark Pappas
He's the real shady



Like Reply 21w

Toby Boyd
I had the pleasure of meeting him 3x at Cons! 2
Like Reply 21w

Shawnda Jones
Great legacy actor and director author great weekend 5
Like Reply 23w

Paul Cappelloni
What a long, long Trek it's been...
Like Reply 22w

Morgan McConnell
I am signing up! 2
Like Reply 28w

Curtis Frank Ingram Jr.
I saw Shatner in a 1957 Alfred Hitchcock Presents episode a couple of days ago. Incredible that he is still going strong 65 years later. 2
Like Reply 16w

Tobias L
This was great!!
Like Reply 24w

Jay Potter
Captain 👮 James Tiberius Kirk
Like Reply 22w

Jeremy McCurdy
I would like to know more about this
Like Reply 28w

Author
Legion M ✔
Jeremy McCurdy Here is the link for more info!
http://join.legionm.com/william-shatner-documentary/



JOIN.LEGIONM.COM
Crowdfunded William Shatner Doc to Be Owned by Fans
Like Reply 28w

Jubal Johnson
His life...the Unexplained 2
Like Reply 18w

Paul Gyurcsanszky
Liked him in Star Trek he fit the role very well

Like Reply 11w

Kevin Fritz
Is Legion M putting money into this? If so, as a share holder, am I not already investing in this?

Like Reply 28w

Author
Legion M
Kevin Fritz As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. Which is why a lot of people have asked us over the years if there is a way to invest directly in our projects.

So for the first time — for those that are interested — people will have the opportunity to invest in this project to not only receive a credit in the film, but have any potential returns tied directly (and solely) to revenues generated by this film.

4

Like Reply 28w

William Oberlander
Amazing and we are Facebook friends. We wished each. Other Happy Hanukkah 🕎 and Merry Christmas! Such a Great man. I've read almost all his books think he's amazing.

3

Like Reply 22w

Larry Seffens
A great!

Like Reply 10w

David Patrick Black
Has the film been shot yet? If not, is there insurance on Shatner completing the job?

Like Reply 19w

Bill Williams
I really enjoyed his show

Like Reply 19w

Tom Rombouts
I saw every episode of TOS in afternoon reruns when I was in high school, I read his Star Trek Memories book, and have read and heard him discussed many times over the years. The only thing I do not like about him (seriously) is that apparently he did not want to be a guest star on "The Simpsons". (I do not believe he was hard to work with, I do not think he is more egotistical than most performers, and I enjoy his various musical recordings.)

Like Reply 16w

John Lantier
Bless ya Bill!

Like Reply 23w

William Oberlander
I was Very Surprised 😮 that ❤️ Bill. - William Shatner ❤️ even knew who I was my cellphone Broke. 3 Years ago. When I lost that old Broken phone! I lost many Facebook friends William Shatner. Was 1 of them. I guess he liked my General replies and how I'm Jewish ✡️ and Christian ✝️ at the same Time. I also told him I'm always a Fan and I Loved him as God . Does no matter what. And he changed my life! There isn't hatred! Only understanding. Even when another person tried to kill me. Hey what's your problem! The police Are Here!

Like Reply 21w

Patricia Schwarz
Very awesome 👍 indeed

Like Reply 23w

Owen Murphy
great actor

Like Reply 16w

Sally Cress
I am in!

Like Reply 19w

Amber Gardner
I'd have loved finance in this

Like Reply 16w

Author
Legion M
Amber Gardner You still can. If you become an investor in Legion M you are an investor in this and all of our projects! Here is the link for more info. Join for free on our site to get updates on when our new round of investment will launch!
https://www.startengine.com/legionm

STARTENGINE.COM
Legion M Entertainment

Like Reply 16w

Reply to Amber Gardner...

Jerome Sears
I like him better than Picard.

Like Reply 21w

Sue Clay
I wonder if he's going to be in Las Vegas week or is he probably tired of doing that probably taking a break this year

Like Reply 21w

Joseph Olive
Star track captain kirk!!yeah!!!

Like Reply 20w

David Adamowski
Tom Driscoll since I know you're a Star Trek fan.
4

Like Reply 28w

Judy Corso
Glad he was humbled by space ...as one should be

Like Reply 13w

Jasmine Tanner
Hey guys, the form isn't accepting my mobile number with the country code, or without the country code.

Like Reply 28w Edited

Author
Legion M
Jasmine Tanner I'll alert the team so they can look into that, but for now, as long as you are able to submit with your name and email, then you should be all set. Thanks.
2

Like Reply 28w

Jasmine Tanner
Legion M thanks, I was able to.

Like Reply 28w

Eva Li
Brilliant 😊💜💜🌸🌸🖖
3

Like Reply 27w

Mattie Carter
Can't wait to see it

Like Reply 18w

Kathy Hanson
He is great.

Like Reply 22w

Joseph Ousley
It was a fun panel!

Like Reply 25w

So M Rence
Inirgize!

Like Reply 22w

Benjamin Huey
Can't wait to see it

Like Reply 22w

Niles Rader
Could careless 👊

Like Reply 22w

Jorge Chavez


LEGEND!
GIF
GIPHY

2

Like Reply 22w

Janet Householder Stanek



Like Reply 23w

Sam Loncao


you
Rock!

Like Reply 16w

James Holder


YES

Like Reply 20w

Chonrie Lemieux
😎

Like Reply 15w

John Demos
David Chapple
Stephen Haydon
Nick DuBois
Pat Jankiewicz

Like Reply 28w

Patsy Dudley

😏

Like Reply 21w

Jerry Burns
😯🤗😁😉

Like Reply 15w

Nanette Vallimont-Jividen



Like Reply 14w

Sean Morrissey


GIF
GIPHY

Like Reply 16w

Linda Birdsong


HAPPY
BIRTHDAY

Like Reply 15w

Marc LeVine
Steven Le Vine

Like Reply 14w

Mary Chris


Love You

Like Reply 10w

Anthony Andujar


SUPER
COOL
GIF
Tenor

Like Reply 18w

Randy Harris
I loved Star Trek but he is so self centered that I don't care for him anymore.

Like Reply 22w

Claude Garmon
Important Question. Do the makers of this documentary like Bad Robot Star Trek? Do they make excuses for it?

Like Reply 16w

Roger Agardy
Get a life Shatner.

Like Reply 19w

Keith Blackstone
Hey look it's Captain jerk from the USS piece of s***

Like Reply 21w

Tony O'Rourke Quintana
Titled, "ME -- Because, of Course"

Like Reply 14w

Jeffrey LeVan


W--
GIF
Tenor
WWWOOOOOW!!!!

Legion M

View shop | Liked | Message


GIANTMONSTER

Like Reply 12w

Jeffrey LeVan


KHAAAAAAAAAAAAAAN

Like Reply 12w

John D. Relyea
Arah Silver

Like Reply 27w

Rick Smith
I, will, have, to, watch, this

Like Reply 15w Edited

Vicente De Nadie
Admiral Kirk !! 2

Like Reply 27w

Bob Glenn


When standard issue service revolvers won't cut it...

Like Reply 10w

Michael Higgs
Beam me up Scotty ! 😜

Like Reply 21w

Lief Jon Lowe
Met him, he was a jerk...

Like Reply 21w

Tony Arden



Like Reply 22w

Tony Arden
WILLIAM..NOT BAD FOR A HUNDRED YEARS OLD..

Like Reply 22w

Doug Reyes
I think the green woman Bill made out with on Star Trek infected him with longevity.

Like Reply 22w Edited

Greg Filori
Go William.



Like Reply 23w

Charles Isaacs
Cool 😎

Like Reply 26w

Linda Birdsong


HAPPY
BIRTHDAY

Like Reply 27w

Dana Scully
YES YES YES YES YES YES

Like Reply 28w

Kristin Gust
Elizabeth Sanford

Like Reply 28w

Write a comment...

Legion M

Favorites · July 22, 2022 ·

OUR FIRST HALL H PANEL AT SAN DIEGO COMIC-CON with William Shatner, Kevin Smith, Exhibit A's Alexandre O Philippe and Kerry Deignan Roy, and Legion M's own Jeff Annison and David Baxter.

2.5K

28 comments 39 shares

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Nils Rock
Just saw William Shatner at the star trek original Series set museum in Ticonderoga New York .He was very nice ,it was a long day so he was tired . He sat through the whole thing .Amazingly at 91 years old.

Like Reply 23w Edited 39

Michael Brenyo
Nils Rock I did the same when he did it the first time. He was great.

Like Reply 19w

Reply to Nils Rock...

Barbara Berfield
This is the biggest Comic Con in USA

Like Reply 22w

Perry Perry
I can feel the storch now just looking at the picture 🤣🤣🤣

Like Reply 17w

Scott Staton
Wish it was actually a comic book convention

Like Reply 21w

Ed Garcia
We were there, it was amazing!

Like Reply 19w

Dana Scully
We’re so
cool

Like Reply 25w

Saturnino Martinez


GIF
Tenor

Like Reply 23w

Jennifer Fox

Well
done!!!

Like Reply 25w

Stephen Cass

👏👏👏

Like Reply 25w

Sandra Rodriguez


AWESOME

Like Reply 19w

Amanda Kmg
The name Kevin Smith sounds familiar. What is he from?

Like Reply 22w

Sue Dyer Boyle
Amanda Kmg Kevin as Silent Bob

Like Reply 21w Edited

Al Collum
Sue Dyer Boyle ?

Like Reply 20w

Sue Dyer Boyle

Al Collum dude you have never seen Silent Bob?????

Like Reply 20w

Sue Dyer Boyle

Al Collum gotta look him up

Like Reply 20w

James Roy Jackson

Amanda Kmg Jay and Silent Bob. Wrote Clerks, Mall Rats, and a bunch of others.

Like Reply 21w

Reply to Amanda Kmg...

Brent Shaffer

Always on the other side of the country

Like Reply 25w

Author

Legion M

Brent Shaffer While this particular panel is in San Diego, we do love getting out into the community. Just recently the Legion M team was at Fan Expo Dallas, and C2E2 back in December, and will likely have a few more later in the year, such as NYCC. So just keep an eye out for new events whenever they are announced.

Like Reply 25w 2

Brent Shaffer

Legion M I'm just teasing cause I live in fl lol

Like Reply 25w

Eduardo Ramirez

👏👏👏👏👏

Like Reply 25w

Brett Davis

I reached out to see if someone would like to tell me more about your investing plan for your William Shatner movie, but nobody's gotten back to me￼.

Like Reply 18w

Author

Legion M

Brett Davis We have not announced full details on the terms for the William Shatner documentary yet, however, if you would like to be notified once terms are released, you can make a non-binding reservation here: https://join.legionm.com/william-shatner-documentary/



JOIN.LEGIONM.COM

Crowdfunded William Shatner Doc to Be Owned by Fans

Like Reply 17w

Charles Isaacs

Awesome
👍

Like Reply 21w

Vicky Hall

Wish it was on the east coast

Like Reply 23w Edited


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

legionmofficial

legionmofficial Today Legion M and @ExhibitAPictures announce a new documentary directed by @Alexandre.O.Philippe (The People vs George Lucas, 78/52: Hitchcock's Shower Scene, Memory: The Origins of Alien), in which @WilliamShatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

What makes this documentary (even more) unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

Visit our LINK IN BIO to add your name to the waitlist for investment. Terms for investment have not yet been released, but you can sign-up to make a non-binding reservation and get priority access once they are.

A note for current investors in Legion M:
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company

2,765 likes

JUNE 30, 2022

Add a comment... Post


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

legionmofficial

Visit our LINK IN BIO to add your name to the waitlist for investment. Terms for investment have not yet been released, but you can sign-up to make a non-binding reservation and get priority access once they are.

A note for current investors in Legion M:
As an investor in Legion M, you already have a stake in all our projects (including this one). That said, your investment return for Legion M is tied to the long-term success of the company rather than any individual project. If you are interested, you are welcome to invest directly in this project to receive a credit in the film and a return tied directly (and solely) to revenues generated by this film.

We're thrilled to be the stewards of Bill's story, and can't wait to share more with you.

#ShatnerDoc #WilliamShatner #Documentary #EquityCrowdfunding #Investment #Invest #Doc #CaptainKirk #DennyCrane #PricelineNegotiator #Shatner #LegionM #WeAreLegionM

28w

levinggallery ✍️

10w Reply

2,765 likes

JUNE 30, 2022

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Post


SAN DIEGO
COMIC CON
INTERNATIONAL

legionmofficial

legionmofficial At this year's San Diego @Comic_Con, Legion M was privileged to host our first ever panel in Hall H, before a live audience of thousands of fans. Moderated by @ThatKevinSmith, @WilliamShatner discussed the upcoming definitive documentary from #LegionM and Exhibit A Pictures about his life and career. Visit our link in bio to watch the highlights and learn how YOU can own a piece of the forthcoming documentary.
#WilliamShatner #Shatner #ShatnerDoc #ComicCon #SDCC #SDCC2022 #SanDiegoComicCon

22w

thatwoman_miji 🙌🙌

12w Reply

trinityjewelrycollection ❤️

14w Reply

titansofpop So great. How did it go?

17w Reply

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AUGUST 12, 2022

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Post

Home | My Network 1 | Jobs | Messaging 1 | Notifications 8 | Me | Work | Post a job

Legion M Entertainment

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Legion M Entertainment
2,234 followers
7mo •

Today Legion M and Exhibit A Pictures announce a new FAN-OWNED documentary directed by Alexandre O. Philippe (The People vs George Lucas, 78/52: Hitchcock's Shower Scene, Memory: The Origins of Alien), in which William Shatner takes off the countless masks he's worn throughout his storied career, to reveal the man behind one of the most recognizable faces in the world.

What what makes this documentary even more unique is the opportunity for FANS to own a part of it. The Untitled William Shatner Documentary will be financed entirely by fans, who can invest as little as $40 to own a share of the film and get a credit in the movie. These investors are not just providing the funds to produce the film — they also own a share of any revenue the movie earns.

Terms for investment have not yet been released, but you can sign-up at the link below to make a non-binding reservation and get priority access once they are.

We're thrilled to be the stewards of Bill's story, and can't wait to share more with you!


FANS UNITE FOR UNTITLED
WILLIAM SHATNER
DOCUMENTARY

http://join.legionm.com/william-shatner-documentary/

join.legionm.com • 1 min read

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Legion M Entertainment
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At this year's San Diego Comic-Con, Legion M was privileged to host our first ever panel in Hall H, before a live audience of thousands of fans. Moderated by Kevin Smith, William Shatner discussed the upcoming definitive documentary from Legion M and Exhibit A Pictures about his life and career. Click the link below to watch the highlights and learn how YOU can own a piece of the forthcoming documentary.



SAN DIEGO
COMIC CON
INTERNATIONAL

Shatner On Shatner - Hall H (SDCC 2022)

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LegionM
@LegionMOfficial

Legion M is thrilled to unite with @WilliamShatner and @ExAPics to produce this definitive doc-- and give FANS an opportunity to invest directly! Join the waitlist to make a non-binding reservation and get priority access once funding begins. #ShatnerDoc


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

join.legionm.com
Crowdfunded William Shatner Doc to Be Owned by Fans
Legion M is giving fans a once-in-a-lifetime chance to own a piece of William Shatner's legacy.

9:30 AM · Jun 30, 2022

18 Retweets **2** Quote Tweets **37** Likes

LegionM
@LegionMOfficial

At @comic_con 2022, we hosted our first panel in Hall H (moderated by @thatKevinSmith)! @WilliamShatner discussed the upcoming definitive doc from #LegionM & @ExApics about his life and career. Want to own a piece of the doc? Click to learn more!



youtube.com
Shatner On Shatner - Hall H (SDCC 2022)
Highlights from Legion M's very first HALL H panel at SDCC 2022, Featuring William Shatner, mod. Kevin Smith, Legion ...

2:58 PM · Aug 12, 2022

4 Retweets 14 Likes

Michele Fletcher @tweet2MeandT · Oct 31, 2022

Excited to join @WilliamShatner, @legionmofficial, and @ExAPics for the FAN-OWNED William Shatner Documentary!


FANS UNITE FOR UNTITLED
WILLIAM
SHATNER
DOCUMENTARY

join.legionm.com

Crowdfunded William Shatner Doc to Be Owned by Fans

Legion M is giving fans a once-in-a-lifetime chance to own a piece of William Shatner's legacy.

1

LegionM
@LegionMOfficial

Replying to @tweet2MeandT @WilliamShatner and @ExApics

Thanks for taking this incredible journey with us!!

11:52 AM · Nov 4, 2022

EXIT

WILLIAM SHATNER DOCUMENTARY TERMS
SNEAK PEEK AND REQUEST FOR FEEDBACK



Legion M is very excited to give fans the opportunity to invest directly in our upcoming William Shatner documentary. This is the first time we've allowed people to invest directly in a project we're producing (as opposed to investing in the company Legion M.)

We're in the process of finalizing all the terms, legal paperwork and SEC filings, but we thought it would be useful to provide a sneak preview and get feedback from the community. Please take a minute to review the following questions, and let us know what you think!

Note: All feedback is confidential. As such we cannot respond to questions submitted via this form. If you have a question you want an answer to, please send an email to team@legionm.com.

1. I am...

- ◯ ...an existing Legion M investor
- ◯ ...a member/follower of Legion M (but not investor)
- ◯ ...new to Legion M

LEGENDS RELATED TO RESERVATIONS FOR INVESTMENT IN THE WILLIAM SHATNER DOCUMENTARY.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED.

NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED WITH THE SEC AND THIS MAY ONLY DONE THROUGH AN INTERMEDIARY'S PLATFORM.

AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

THE COMPANY IS “TESTING THE WATERS” UNDER REGULATION CF UNDER THE SECURITIES ACT OF 1933. THIS PROCESS ALLOWS COMPANIES TO DETERMINE WHETHER THERE MAY BE INTEREST IN AN EVENTUAL OFFERING OF ITS SECURITIES. THE COMPANY IS NOT UNDER ANY OBLIGATION TO MAKE AN OFFERING UNDER REGULATION CF. IT MAY CHOOSE TO MAKE AN OFFERING TO SOME, BUT NOT ALL, OF THE PEOPLE WHO INDICATE AN INTEREST IN INVESTING, AND THAT OFFERING MIGHT NOT BE MADE UNDER REGULATION CF. IF THE COMPANY DOES GO AHEAD WITH AN OFFERING, IT WILL ONLY BE ABLE TO MAKE SALES AFTER IT HAS FILED AN OFFERING STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). THE INFORMATION IN THAT OFFERING STATEMENT WILL BE MORE COMPLETE THAN THE INFORMATION THE COMPANY IS PROVIDING NOW, AND COULD DIFFER IN IMPORTANT WAYS. YOU MUST READ THE DOCUMENTS FILED WITH THE SEC BEFORE INVESTING.

Next

EXIT

LEGION M

INTRODUCTION

Legion M, William Shatner, and Exhibit A Pictures have partnered to create the definitive documentary about the life and times of one of the most recognized actors on the planet. To fund the film we're going out to the very people that made William Shatner what he is today – THE FANS – and giving them the opportunity to become "micro-financiers" by investing as little as $100 in exchange for a financial stake in the film.

"Fans have been responsible for my career.
It only seems right that they should own this doc."
-WILLIAM SHATNER

As a fan-owned company, Legion M is providing FAN-FIRST-FINANCING with terms designed to be easy to understand and let know exactly what you are getting into. And with a minimum investment of just $100, we've tried to make this project accessible to as many fans as possible.

In addition, both William Shatner and Legion M are not taking any production fees out of the budget or receiving any Net Revenue from the returns until AFTER investors have recouped their entire investment. No film is guaranteed to succeed, but at least you know you are at the front of the line to get paid. Legion M and William Shatner don't make any money unless you make money!

1. Based on the information presented above, how would your rate your interest in investing in this project?

Not. Gonna. Happen. I'm all in!

Any comments or questions about the information presented above?

Prev Next

EXIT

LEGION M

FIRST THINGS FIRST...

WHAT AM I INVESTING IN?
When you invest you are purchasing **Revenue Shares in the William Shatner Documentary**, aka "Shatner Shares" or "Revenue Shares". These are not shares of stock (like you get when you invest in Legion M) -- instead each "share" represents an investment contract with Legion M that entitles you to percentage of the Net Revenue generated by the William Shatner Documentary.

WHAT IS THE MONEY FROM INVESTORS USED FOR?
Money raised from investors will be used directly to pay the people making the film (e.g. director, camera people, editors, etc), along with other costs of making a movie (licensing, insurance, set rental, etc). In addition, investor funds will be used to pay for the 3rd party costs (e.g. legal fees, platform fees, credit card fees, etc) required for an equity crowdfunding offering.

Normally in a production like this, Legion M and William Shatner would get also paid out of the production budget for our work helping produce the film. However, in this case both Legion M and William Shatner are not taking any up-front fees, nor do we receive any Net Revenue until after fans have earned back their investment.

In short -- we don't earn any money from this project until you start earning a profit on your investment.

1. Based on the information presented above, how would your rate your interest in investing in this project?

Not. Gonna. Happen. — I'm all in!

Any comments or questions about the information presented above?

Prev Next

EXIT

LEGION M

TERMS

FAN-FIRST TERMS

Note that all proposed terms are subject to change. When the offering opens, we'll provide finalized terms so you can make your investment decision.

Film investments can be extremely complicated, with the difference between a fair deal and "sucker bet" often buried in the fine print. Frequently the most important questions an investor can ask are things like "How is 'Net Revenue' defined?" and "What is my position in the line of people to get paid?"

While Hollywood has a reputation for fast-talking producers who take advantage of starry-eyed investors, Legion M – a company OWNED BY FANS – seeks to change that. We've structured this deal to utilize FAN-FIRST-FINANCING, with the goal of providing easy-to-understand terms, transparent accounting, and a structure that aligns the interests of investors with those of all the other stakeholders.

What Am I Investing In?	When you invest you are purchasing **Revenue Shares in the William Shatner Documentary**, aka "Shatner Shares" or "Revenue Shares". These are not shares of stock (like you get when you invest in Legion M) -- each "share" represents an investment contract with Legion M that entitles you to percentage of the Net Revenue generated by the William Shatner Documentary.
How Is "Net Revenue" Defined?	**Net Revenue** is defined as all revenue received by Legion M from distribution of the film after standard administrative deductions (e.g. legal, accounting and disbursement fees, sales commissions, distributor's fees, etc). Note that this includes any money that comes as a "buy out" of the entire project. In short, fan-investors participate in the EXACT same pool of Net Revenue as all other stakeholders, including William Shatner and Legion M.
How is the Net Revenue divided?	100% of all Net Revenue is allocated to the pool of fan-investors until all the investors in the pool have recouped (i.e. "gotten back") their entire investment. After that, 1/3 of every dollar in Net Revenue goes to the pool of fan-investors, with the remaining 2/3 going to the other

	stakeholders (Legion M, Exhibit A Pictures, and William Shatner).
Who gets paid before I get paid?	Nobody. Net Revenue is allocated to fans first, so investors are at the front of the line to get paid. Legion M and William Shatner are not taking any up-front fees, and do not receive any Net Revenue until AFTER the fans have earned back 100% of their investment. In short -- we don't make money unless you make money.


REVENUE WATERFALL
3RD PARTY ADMINISTRATIVE FEES
(e.g. legal, accounting, audits, administration of distributions to investors, etc.) Since all parties are paid out of the same pool, we are all incentivized to keep these as low as possible.
POTENTIAL REVENUE SOURCES
For illustration only — none of these sources are guaranteed to exist for this film. All revenue from these sources is NET of distribution fees, sales commissions, and other required deductions.
Theatrical Revenue
VOD revenue (iTunes, Amazon, etc)
Streaming revenue (e.g. Netflix, Hulu, etc)
AVOD/FAST revenue (e.g. Tubi, Pluto, Roku, etc)
DVD and Blu-ray sales
Other sources (e.g. merchandising royalties, airlines, etc)
International distribution around the world
Buyout of rights
GROSS REVENUE RECEIVED (Net of distribution fees, sales commissions, etc.)
NET REVENUE
NET REVENUE ALLOCATION
BEFORE fan-investors are 100% recouped
FAN INVESTORS
earn 100% of net revenue until fully recouped.
AFTER fan investors are 100% recouped
1/3 of net revenue goes to the fan investors
2/3 of net revenue is split between Legion M, Exhibit A Pictures, & William Shatner

Film investments are inherently risky, but with Legion M's FAN-FIRST terms, at least you know exactly where you stand. And since all of us (including William Shatner and Legion M) earn their fees out of the exact same pool of money as the investors, we're all motivated to win together.

1. Based on the information presented above, how would your rate your interest in investing in this project?

Not. Gonna. Happen.

I'm all in!

Any comments or questions about the information presented above?

Prev Next

EXIT

RETURNS

HOW DO I RECEIVE MY RETURN?

The timing and size of revenue from film distribution can vary dramatically. For example, we could potentially sell the rights to a global buyer (e.g. Netflix, Amazon, etc.) that pays a one-time lump sum to own the film forever. Or we could end up with dozens of different distributors around the world making royalty payments in perpetuity. In general, films often receive the bulk of their revenue within the first couple years after release.

Once revenue is received by Legion M, it needs to be distributed amongst the thousands of shareholders we expect will own Shatner Shares. In an effort to minimize accounting and administration fees (which come off the top and thus hurt all of us) and to avoid silly things like spending $.99 in finance charges to distribute $.17, Legion M is proposing a simplified "Cash Out" system that gives investors a one-time payout of the revenue that is owed to them. Rather than locking people into a set term (e.g. 5 or 10 years), investors get to decide when they would like to Cash Out and take their chips off the table.

We'll have more details on the Cash Out system in the future -- the important thing to know at this point is that it's a one-time payout that you, as the investor, get to decide when to take.

1. Based on the information presented above, how would your rate your interest in investing in this project?

Not. Gonna. Happen.

I'm all in!

Any comments or questions about the information presented above?

Prev Next

EXIT

LEGION M

FINAL QUESTIONS

1. Using the slider below, how complicated do you find this investment?

Complicated — Simple

2. How well do you feel like you understand the terms we've outlined?

Totally confused — I understand it enough to feel comfortable

3. Now that you've read the basic terms, do you believe you are more or less likely to invest in this project than you were coming in?

Less likely — More Likely

4. How fair do you think the terms are?

Unfair — Very Fair

5. How likely are you to invest in this project once the offering opens?

Not. Gonna. Happen. — I'm all in!

6. Please tell us about your previous investment experience.

	Yes	No	Not Sure
Have you ever invested in a movie before?	○	○	○
Have you ever invested in an equity crowdfunding offering before?	○	○	○
Are you a Legion M investor?	○	○	○
Have you ever invested in the stock market before?	○	○	○
Have you ever invested in crypto or NFTs before?	○	○	○
Have you ever invested in fractional share collectibles (e.g. Rally, StartEngine, etc) before?	○	○	○

7. Have you made a reservation to invest in the William Shatner Doc? If not, you can do so right now.

Note that reservations are non-binding (you can decide if you'd like to invest once the final terms are released) but reservation holders will be the first to know once the offering opens, and will receive priority consideration if it sells out.

○ Yes

○ No

8. Any final thoughts or comments?

EXAMPLE:
NOTE: This is a simplified example used purely to illustrate how Cash Out Amounts are calculated. The numbers used in this example are NOT a projection of potential returns for this project.

1. Assume there are 10,000 Shatner Shares sold at a value of $10 each, for a total raise of $100,000.
2. One year after the release of the film, a total of $85,000 in revenue has accrued to holders of the Shatner Shares. The initial Cash Out Amount is $8.50 per revenue share ($85,000 divided by 10,000 revenue shares).
3. Over the next 3 months, the film receives $20,000 in additional revenue, and none of the Shatner Shares are Cashed Out by owners at the $8.50 value. When it comes time to update the Cash Out Amount, the additional revenue is divided proportionally amongst 10,000 shares, resulting in an updated Cash Out Amount of $10.50 ($8.50 + $2.00).
4. Over the next accounting period, the film receives another $15,000 in additional revenue, and 1,000 Shatner Shares are Cashed Out by owners at the $10.50 value. The new revenue is divided amongst the 9,000 remaining shares, resulting in an increase of $1.67 to an updated Cash Out Amount of $12.17.

As you can see from the example above, every time a Shatner Share is cashed out, it reduces the amount of revenue dilution for the remaining shareholders (i.e. future Net Revenue is split amongst fewer revenue shares). This provides both liquidity for investors who choose to get out early, and reward for investors who stick around for the long haul.

REASONS FOR USING THE "CASH OUT" SYSTEM
We're proposing the "Cash Out" system for 3 reasons:

1. We want to minimize the administrative and transactional costs associated with disbursing quarterly revenues to thousands of shareholders. Since accounting costs are deducted BEFORE any revenue is distributed, it's in all of our best interest to keep those costs as low as possible. Also, with a minimum investment of

$100, the transactional cost of disbursing the revenue may be more than the revenue itself (e.g. spending $0.99 in transaction fees to disburse $0.17).

2. By using the "Cash Out" system, we're providing early liquidity (starting 1 year after the close of the round) for investors that choose to cash out early, while providing extra reward (in the form decreasing revenue dilution) for investors that want to hang on to their investment longer.
3. In the future, we believe that the "Cash Out" structure is conducive to trading of Shatner Doc Shares on a secondary market. We don't know yet if this will be possible, but we are building the shares with that in mind in case a suitable secondary market opportunity presents itself.

9. Based on the information presented above, how would your rate your interest in investing in this project?

Not. Gonna. Happen.

I'm all in!

Any comments or questions about the information presented above?

Prev Next

EXIT

LEGION M

THANK YOU!

Thank you so much for your time and feedback! We hope to be launching this offering before the end of the year. In the meantime, Legion M's Round 9 is now open if you'd like to invest in the company behind this whole thing.

Otherwise, please enjoy this great moment in Star Trek / Star Wars history...

William Shatner Sings To George Lucas

LEGENDS RELATED TO INVESTMENTS IN LEGION M:

If you are considering investing, you should know that startup investments like Legion M are speculative, illiquid and involve a high degree of risk. Statistically, most startups fail -- and when that happens investors can lose their entire investment. You should never invest more than you can afford to lose.

Read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC, member FINRA/SIPC.

Prev Done


02:35:43:15

[WILLIAM SHATNER]
What is there to boldly go into? The last thing is death. So... Boldly go into your life, live your life fully, passionately... Have some effect, do something good, either to yourself, to the people... Leave something that's, you know, that has some quality, some value... And then boldly go into the next... thing. Whether it's emptiness or... Whatever it is. So it's an interesting phrase "go boldly." Go boldly. Go with courage. Go fully. Go with commitment. That's what it means. Don't do it half-heartedly, whatever it is you do. Do it fully, do it passionately, do it with your whole being. This is what I believe in for the next five minutes. Then I'll believe in something else. That's what it means.




♫

[JEFF ANNISON]
We are filming a documentary with William Shatner.

[ALEXANDRE O. PHILIPPE]
He had been approached by a number of documentary filmmakers in — in the past but it never quite felt like the right thing to do.

[KERRY DEIGNAN ROY]
It started — just the very first question on the very first day — I think we hit this level where we just knew something personal and special was being shared that was just an unexpected story.

[WILLIAM SHATNER]
I've turned everybody down. You know. The reason I agreed to work with you on a biographical film on me is because when we met, I not only saw your intelligence, but your principles.

[ANNISON]
He liked the team, and I think most importantly he really liked the idea that this project is going to be entirely financed by fans. This will be the first time in Legion M history that fans have the opportunity to invest directly in a Legion M project right alongside Legion M. Legion M, Bill Shatner are not receiving any money from this film until after the fans.

[SHATNER]
This idea of you owning the film is exciting. It's exciting to me to have you as part of it.

[DAVID BAXTER]
Alexander Philippe, you know he's the master of pop culture documentaries.

[PHILIPPE]
When you work on a film, the film tells you what it wants to be and you have to respond to that. You obviously tap into the energy of the person.

[TERRI LUBAROFF]
It goes very, very deep and it's definitely an examination on life and the meaning of life and the meaning of living.

[PHILIPPE]
I think in a way that it's going to be uncompromising and completely surprising to his fans especially. Those are the moments that — that surprise you.

[SHATNER]
It's a novel way of making films and that's the other thing that appealed to me. Not only the people behind it but the concept is really remarkable. And it's the concept of its time.

[ANNISON]
Fact is, nobody knows whether you're going to make money or lose money on a film investment. Anybody that tells you otherwise is selling you something. We've structured it such that the fans are in the first position so if anybody is going to get their money back (laughs) it will be the fans because they are literally first in line.

[SHATNER]
You guys have the passion and the excitement and that's what we've got here — the passion and the excitement to make a film. It's — it's mesmerizing to hear him talk and to hear him tell these stories and learn about the real Bill Shatner.

♫

Shatner On Shatner - Hall H (SDCC 2022)
https://www.youtube.com/watch?v=gJe1JWVpeEg


SAN DIEGO
COMIC CON
INTERNATIONAL

[KEVIN SMITH]
Ladies and gentlemen, give it up for the living legend William Shatner!

(applause)

[SMITH]
Um let me ask you this Bill. Why did it take 91 years for somebody to make a definitive documentary about your life? Uh why now and why with this team?

[WILLIAM SHATNER]
Well, you know I — I — you — I think this panel should be a mixture of fun and — and maybe some serious stuff. The serious stuff is... I'm 91 years old. Yeah and —

(whoop)

[SHATNER]
No no no no no —

(cheering and applause)

[SHATNER]
Jesus, don't applaud 91 years old!

(laughter)

[SHATNER]
Why now? Because my breath is short. I'm 91 years old, and this wonderful gentleman came along in the nick of time. Because all these autographs I'm doing are going to be worth a lot more money when I die.

(laughter)

[SHATNER]
And the — and the documentary on my life! Think of how quickly you'll sell it if I should die like on the panel!

(laughter)

[SHATNER]
Imagine — imagine everybody's good fortune if I should die right here?

[SMITH]
None of us want that, sir, but like that would be fucking amazing at Comic-Con.

(laughter)

[SMITH]
People like, "he died like the legend he was, man."

(laughter)

[JEFF ANNISON]
No, this is a real surreal moment for us at Legion M, I can tell you. Because like you said, six years ago this company was just starting. It was a glimmer in our collective eyes. And at the time, we actually got one of our biggest breaks in 2016 here, uh with Stan Lee. We uh — you know we were just — the company was just an idea at the time. And somehow we managed to wrangle an interview with the Los Angeles Times. Um and Stan Lee uh was part of that. He was an early supporter of the company. And he gave us this great quote it was, "a company owned by fans? That's such a great idea, I wish I thought of it myself!" And it was just one of those wonderful Stan quotes. But um, you know, when you look at that and then flash forward six years and, you know, this is our first ever Hall H panel and we've got — We're doing a documentary with William Shatner and it's just — it's absolutely incredible. And it's — it's — it really it's — it's because — it's not because of David and I and our good looks. It's because of all the fans. It's the fact that this company is literally — it's like all of us got together and said, "let's create an entertainment company of our own." And so uh we're thrilled to be here and can't wait to see where we are six years from now.

[SHATNER]
The management of this company is terrific. These are a group of vital, uh uh uh young-ish — well they're not 91 — the uh uh intelligent creative people. And so I've put my uh two — my — my two cents in uh to ride with them.

[ANNISON]
We're glad to have you, Bill.

[DAVID BAXTER]

Very happy, very happy.

(applause)

[SMITH]
Let's talk to Kerry and Alexander. You — in order to tell anybody's life, you know, you're like — what do you focus on? You're talking about — I don't know if you know this or not — the man's 91. So...

(laughter)

[SMITH]
He's got a lot of years to choose from. How do you — how do you go about even begin — like to me, it would have been dumbfounding. Like how — where do you start? I could do a documentary just literally about his delivery in Star Trek II when he's giving the eulogy, where he does that fucking dramatic pause — is that — where you could — it always puts a lump in my throat where he's like, "of all the souls that I've encountered, his is the most human..." Like I would do a two-hour documentary about that.

(laughter)

[BAXTER]
All right, we're going to have to change it up now. Or do some reshoots.

[KERRY DEIGNAN ROY]
Right?

[SMITH]
Where do you begin to encapsulate a life like his?

[ALEXANDRE O. PHILIPPE]
Well, you know, so I should say that I — I first actually started watching — I mean, I grew up watching Bill on a black and white television in Switzerland. That's — that's where I grew up. And uh — and I've been a fan obviously for — for a long, long time. But now that I got the opportunity to — to get to know you a little bit, um I'm really a fan of Bill the human.

[SMITH]
Yeah.

[PHILIPPE]
And — and I'm really a fan of your observations on life, on nature, on the universe... uh on these connections, you know, these things that connect us all really in sort of strange mysterious ways. And so I — I — I started really thinking about what is the best way, at least from my perspective, to make a film about Bill? And I was thinking about his wonderful autobiographical songs, which you guys need to be familiar with. They're really

wonderful. And there's these themes that come up that clearly after — should I say 91 spins now around the globe —

[SHATNER]
I think we worked that joke quite —

[PHILIPPE]
We worked that joke, right? But you know that are really meaningful to you. And — and so basically I decided to structure the doc around a number of songs and delve into — essentially a number of themes that I felt were really important to Bill. And uh — so the film is really a celebration of — of Bill and you know the human and of his career of course. Uh but it's going to be a very lyrical film, I think a very poetic film.

[SMITH]
Kerry, how hard was it to pull off? It's one thing for that guy to be like, "this is what I want to do, you have to figure out how to do it."

[DEIGNAN ROY]
Well uh I'll tell you it's been easier than you would think. And it's really because of everybody here at the table. You know, I was thinking back to when our relationship started, which was back with Memory. And I remember we had just screened it at Sundance, and we saw David's head — I don't know if you've noticed but it's about this — it's a head above all. And I remember him coming straight towards us and handing him the — handing us the card, and we met, we had breakfast the next morning. And we've just been so excited to work together again. They're amazing partners. They do listen. Um for filmmakers, it's amazing to have partners that are like, "what do you want to do? What do you think is important?" Not, "this is how it's going to be." Which is — is rare.

[SHATNER]
Right, very true.

[PHILIPPE]
It's like a family, really.

[DEIGNAN ROY]
It really is.

[PHILIPPE]
You know, I feel like Exhibit A and Legion M, we're just like —

[DEIGNAN ROY]
Yeah, we have been.

[PHILIPPE]
I don't know where it's almost feels like something — when we're interacting, we're almost like part of the same company, it's weird, you know?

[DEIGNAN ROY]
And I — and I must say also with — with Bill, he was talking about the horse earlier... We got to see that. That's — I mean — it's amazing. The energy — amazing energy uh that this man has. So it's been just a joy to — to work with him and to — to have him share this amount of time. We spent three days together in a studio grilling him. And he — and he shared a lot so it's — it's been easier than you would think.

[SMITH]
Um are you guys done with the movie? Have you shot everything, you finished?

[PHILIPPE]
No no no, we still have some — some footage to — to shoot.

[DEIGNAN ROY]
We're shooting around today quite a bit.

[SMITH]
Did you really? Have you shot anything in Hall H?

[PHILIPPE]
Uh you know, we — it's difficult to shoot around here, yeah.

[SMITH]
Because yeah — there's rules about —

[PHILIPPE]
Right.

[SMITH]
Bringing shit.

[PHILIPPE]
Yeah, yeah.

[DEIGNAN ROY]
Right.

[PHILIPPE]
I know.

[SMITH]
Well, what if somebody shot with like a ki— like a cell phone. Like I hear they make movies with cell phones now...

[PHILIPPE]

Yeah, I've heard that too, yeah.

[SMITH]
So if that was the case then we could potentially get all these people in the movie as well, correct?

(cheering)

[PHILIPPE]
Yeah yeah, I think — I think we could, yeah, yeah. That's —

[SMITH]
What would we need to do for that, man? You all want to be in a movie, kids?

(cheering and applause)

[SHATNER]
You gotta sign a release.

(laughter)

[SHATNER]
2000 releases.

[SMITH]
Um okay so what are we going to do? We're going to get the uh crowd screaming while Alexander, Kerry, David, and Jeff are going to stand up and use their phones to capture footage of the crowd. So ladies and gentlemen, if you love William Shatner, let me hear it right now!

(cheering and applause)

[WILLIAM SHATNER]
The reason I agreed to work with you is because, when we met, I not only saw your intelligence but your principles. It's a novel way of making films, and that's the other thing that appealed to me. Not only the people behind it, but the concept is really remarkable. And it's the concept of its time. I go out a lot, meet fans, because the fans are where our careers are. This idea is exciting. It's exciting to me to have you as part of it. It's the people. It's the people who work there, and especially the people who lead. And you guys are remarkable human beings, and that's why I -- I joined you.